Exhibit 1.1

Annual

Information

Form

For the Year

Ended December 31, 2007

Dated:  March 31, 2008

1500-625 Howe Street
Vancouver, British Columbia
V6C 2T6

Web Site: www.panamericansilver.com

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form, and the documents incorporated by reference herein, contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian provincial securities laws relating to Pan American Silver Corp. and its operations.  All statements, other than statements of historical fact, are forward-looking statements.  When used in this Annual Information Form, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “budget”, “may”, “schedule” and other similar expressions, identify forward-looking statements.  These forward-looking statements relate to, among other things:

•                  the sufficiency of Pan American Silver Corp.’s current working capital, anticipated operating cash flow or its ability to raise necessary funds;

•                  the accuracy of mineral reserve and resource estimates and estimates of future production and future cash and total costs of production at Quiruvilca, Huaron, Morococha, La Colorada, Alamo Dorado, Manantial Espejo or other properties;

•                  estimated production rates for silver and other payable metals produced by Pan American Silver Corp., timing of production and the cash and total costs of production at each of the Pan American Silver Corp.’s properties;

•                  the estimated cost of and availability of funding for ongoing capital replacement or improvement programs or remediation programs;

•                  the estimated cost of construction, development and ramp-up of Manantial Espejo or other projects;

•                  the estimates of expected or anticipated economic returns from a mining project, as reflected in feasibility studies or other reports prepared in relation to development of projects;

•                  estimated exploration expenditures to be incurred on Pan American Silver Corp.’s various silver exploration properties;

•                  compliance with environmental, health, safety and other regulations;

•                  the effects of laws, regulations and government policies affecting Pan American Silver Corp.’s operations;

•                  forecast capital and non-operating spending;

•                  future sales of the metals, concentrates or other products produced by Pan American Silver Corp.; and

•                  continued access to necessary infrastructure, including without limitation access to power, lands and roads to carry on activities as planned.

These statements reflect the Pan American Silver Corp.’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies.  Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained in this Annual Information Form including, without limitation, risks related to the technological and operational nature of the Pan American Silver Corp.’s business, changes in local government legislation, taxation or the political or economic environment, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters to deal with unanticipated economic factors, future prices of silver, gold and base metals (or penalties with respect to penalty metals produced in connection therewith), increased competition in the mining industry for properties, equipment, qualified personnel, and their rising costs, unpredictable risks and hazards relating to the operation and development of mines or properties, the speculative nature of exploration and development, as well as those factors identified under the captions “Outlook for 2008” and “Competitive Conditions” and “Risks Related to Pan American’s Business” in this Annual Information Form and the documents incorporated by reference herein.  Investors are cautioned against attributing undue certainty to forward-looking statements.  Although Pan American Silver Corp. has attempted to

i

identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended.  Pan American Silver Corp. does not intend, and does not assume any obligation, to update these forward-looking statements to reflect changes in assumptions or changes in circumstances or any other events affecting such statements, other than as required by applicable law.

Please see Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources on page 2 of this Annual Information Form.

ii

TABLE OF CONTENTS

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS		i
TABLE OF CONTENTS		iii

INTRODUCTION		1
REPORTING CURRENCY		1
ACCOUNTING POLICIES AND FINANCIAL INFORMATION		1
CONVERSION TABLE		1
GLOSSARY OF TERMS		1
SCIENTIFIC AND TECHNICAL INFORMATION		2
CLASSIFICATION OF MINERAL RESERVES AND RESOURCES		2
CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES		2
CORPORATE STRUCTURE		2
INCORPORATION		2
CAPITAL STRUCTURE		3
SUBSIDIARIES		3
GENERAL DEVELOPMENT OF THE BUSINESS		5
BUSINESS OF PAN AMERICAN		5
CORPORATE STRATEGY AND FINANCIAL OBJECTIVES		5
DEVELOPMENTS OVER THE LAST THREE FINANCIAL YEARS		6
OUTLOOK FOR 2008		7
NARRATIVE DESCRIPTION OF THE BUSINESS		7
PRINCIPAL PRODUCTS AND OPERATIONS		7
COMPETITIVE CONDITIONS		8
EMPLOYEES		8
RESEARCH AND DEVELOPMENT		9
WORKING CAPITAL		9
ENVIRONMENTAL PROTECTION		9
ENVIRONMENT		10
HEALTH AND SAFETY		10
MATERIAL PROPERTIES		11
A.	OPERATING MINES	13
B.	DEVELOPMENT PROJECTS	66
C.	INVESTMENT AND RESOURCE PROPERTIES AND EXPENDITURES	76
MINERAL PROPERTY EXPENDITURES		77
METALS TRADING		77
RISKS RELATED TO PAN AMERICAN’S BUSINESS		78
SELECTED CONSOLIDATED FINANCIAL INFORMATION		88
ANNUAL INFORMATION		88
DIVIDENDS		89
MANAGEMENT’S DISCUSSION AND ANALYSIS		89
DIRECTORS AND OFFICERS		89
EXCEPTIONS FROM NASDAQ CORPORATE GOVERNANCE REQUIREMENTS		93
MARKET FOR SECURITIES		93
LEGAL PROCEEDINGS AND REGULATORY ACTIONS		94
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS		94
TRANSFER AGENTS AND REGISTRAR		94
MATERIAL CONTRACTS		94
INTERESTS OF EXPERTS		94
ADDITIONAL INFORMATION		95
GLOSSARY OF TERMS		96

APPENDIX “A” – Audit Committee Charter		A-1

iii

INTRODUCTION

In this Annual Information Form, the term “Company” refers to Pan American Silver Corp. and the term “Pan American” refers to the Company and its direct and indirect subsidiaries.

Reporting Currency

Pan American’s reporting currency is the United States dollar.  Unless otherwise indicated, all currency amounts in this Annual Information Form are stated in United States dollars.  References to “C$” are to Canadian dollars.

Accounting Policies and Financial Information

Financial information is presented in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  Unless otherwise indicated, financial information contained in this Annual Information Form is presented in accordance with Canadian GAAP.  Differences between accounting principles generally accepted in Canada and those generally accepted in the United States, as applicable to Pan American, are explained in Note 21 to the Consolidated Financial Statements of the Company for the year ended December 31, 2007.  The Consolidated Financial Statements of the Company for the year ended December 31, 2007 are incorporated by reference herein and are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

This Annual Information Form refers to various non-GAAP measures, such as “cash and total cost per ounce of silver”, which are used by the Company to manage and evaluate operating performance at each of Pan American’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning.  To facilitate a better understanding of these measures as calculated by the Company, please refer to the Company’s Management’s Discussion and Analysis where detailed descriptions and reconciliations, where applicable, have been provided.

Conversion Table

In this Annual Information Form, metric units are used with respect to mineral properties located in Peru, Mexico, Bolivia, Argentina and elsewhere, unless otherwise indicated.  Conversion rates from imperial measures to metric units and from metric units to imperial measures are provided in the table set out below.

Imperial Measure	=	Metric Unit	Metric Unit	=	Imperial Measure
2.47 acres		1 hectare	0.4047 hectares		1 acre
3.28 feet		1 metre	0.3048 metres		1 foot
0.62 miles		1 kilometre	1.609 kilometres		1 mile
0.032 ounces (troy)		1 gram	31.1 grams		1 ounce (troy)
1.102 tons (short)		1 tonne	0.907 tonnes		1 ton
0.029 ounces (troy)/ton		1 gram/tonne	34.28 grams/tonne		1 ounce (troy)/ton

Glossary of Terms

The glossary of terms set forth under the heading “Glossary of Terms” of this Annual Information Form contains definitions of certain terms used herein.

Scientific and Technical Information

Scientific or technical information in this Annual Information Form relating to mineral reserves or mineral resources is based on information prepared under the supervision of, or has been reviewed by, Michael Steinmann, Senior Vice President, Geology and Exploration of Pan American and Martin Wafforn, Vice President, Mine Engineering of Pan American. Scientific or technical information relating to the geology of particular properties, and the exploration programs described in this Annual Information Form, are prepared and/or designed and carried out under the supervision of Michael Steinmann, Senior Vice President, Geology and Exploration of Pan American.

Each of Michael Steinmann and Martin Wafforn is a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). A “Qualified Person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, that has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.

Classification of Mineral Reserves and Resources

In this Annual Information Form, the definitions of proven and probable mineral reserves and measured, indicated and inferred resources are those used by Canadian provincial securities regulatory authorities and conform to the definitions utilized by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in the “CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” adopted on August 20, 2000 and amended December 11, 2005.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources

In this Annual Information Form, the terms “measured resources” and “indicated resources” are used.  The Company advises U.S. investors that while such terms are recognized and permitted under Canadian securities rules, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into proven or probable reserves.

This Annual Information Form also uses the term “inferred resources”.  The Company advises U.S. investors that while such term is recognized and permitted under Canadian securities rules, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian securities rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

CORPORATE STRUCTURE

Incorporation

The Company is the continuing corporation of Pan American Energy Corporation, which was incorporated under the Company Act (British Columbia) on March 7, 1979. The Company underwent two name changes by way of amendment to its memorandum, the last occurring on April 11, 1995, when the present name of the Company was adopted. Amendments to the memorandum of the Company to date have been limited to name changes and capital alterations. In May of 2006, the Company obtained shareholder approval to amend its memorandum and articles including the increase in the authorized share capital of the Company from 100,000,000 to 200,000,000 common shares in connection with the Company’s required transition under the Business Corporations Act (British Columbia).

The Company’s head office is situated at 1500 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6 and its registered and records offices are situated at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada, V7X 1T2.  The Company’s web site can be found at www.panamericansilver.com.

Capital Structure

The Company’s authorized share capital consists of 200,000,000 common shares without par value.  The holders of common shares are entitled to: (i) one vote per common share at all meetings of shareholders; (ii) receive dividends as and when declared by the directors of the Company; and (iii) receive a pro rata share of the assets of the Company available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of the Company.  There are no pre-emptive, conversion or redemption rights attached to the common shares.

Subsidiaries

A significant portion of the Company’s business is carried on through its various subsidiaries.  The following table shows, as at December 31, 2007, the significant subsidiaries, joint ventures and associated companies of the Company, including their respective jurisdictions of incorporation and the percentage of voting securities in each that are held by the Company directly or indirectly:

Name	Jurisdiction

Pan American Silver (Barbados) Corp. (“Pan American Barbados”)	Barbados
Pan American Silver Peru S.A.C. (“Pan American Peru”)	Peru
Pan American Silver S.A. Mina Quiruvilca (“Mina Quiruvilca”)	Peru
Compania Minera Argentum (“Argentum”)	Peru
Corner Bay Silver Inc. (“Corner Bay”)	Canada
Minera Corner Bay S.A. de C.V. (“MCB”)	Mexico
Plata Panamericana S.A. de C.V. (“Pan American Mexico”)	Mexico
Pan American Minerals, Inc. (“Pan American U.S.”)	Nevada
Pan American Silver (Bolivia) S.A. (“Pan American Bolivia”)	Bolivia
Compania Minera Alto Valle S.A. (“Alto Valle”)	Argentina
Minera Triton Argentina S.A. (“MTA”)	Argentina
Pan MacKenzie Resources Inc.	Delaware
Plata Panamericana (Spain) S.L.	Spain
Pan American Silver (Spain) S.L.	Spain

CORPORATE STRUCTURE(1)

(1) Some of the laws in the countries in which we operate require that there be more than one owner of a company operating a mineral property.  Where such is the case, a nominal owner owns a nominal number of shares in the company.

GENERAL DEVELOPMENT OF THE BUSINESS

Business of Pan American

Pan American is principally engaged in the exploration for, and the acquisition, development and operation of, silver producing properties and assets. Pan American’s principal product is silver, although copper, zinc, lead and gold are also produced and sold.  At present, Pan American carries on mining operations and is developing mining projects in Mexico, Peru, Argentina and Bolivia, and has control over non-producing silver resources in the United States and Argentina. Exploration work is carried out in all of the aforementioned countries, as well as elsewhere throughout the world.

Corporate Strategy and Financial Objectives

Pan American’s corporate strategy is to continuously strengthen its position as one of the world’s largest and lowest cost primary silver mining companies by acquiring or discovering silver resources that have the potential to be developed economically and add meaningfully to Pan American’s production profile while lowering consolidated unit costs of production.

The key elements of Pan American’s strategy are to:

•                  Increase silver production – During its fourteen year history, Pan American has increased its annual silver production each year, including a 53% increase from 11.2 million ounces in 2004 to 17.1 million ounces in 2007. This has been accomplished through a combination of acquisition, development and expansion efforts. During the most recent year, Pan American (i) significantly advanced development of its San Vicente property; (ii) commenced construction and mine development at its Manantial Espejo property; and (iii) increased its exploration efforts, particularly focussing on areas around its existing mines and early stage exploration activities in Peru, Mexico, Argentina and Ecuador.

Silver production increased during the year ended December 31, 2007, to 17.1 million ounces, which was a 31% increase over 2006.  Silver production as at December 31, 2006 was approximately 13.0 million ounces, which was a 4% increase over 2005.

•                  Increase Reserves and Resources – At December 31, 2007, proven and probable silver mineral reserves for Pan American were 227.8 million ounces which represents a 7% increase over the previous year.  At Pan American’s operating and development properties, measured and indicated resources increased to 86.3 million ounces, while inferred resources are 99.3 million ounces.

•                  Continue to be a “Low Cost Producer” – Together with increased production, Pan American has been successful at reducing its cash costs of production.  Full year 2007 cash costs to produce an ounce of silver were $3.42.  Although low cash costs experienced in 2007 were attributable to higher realized by-product base metal prices, Pan American’s growth strategy includes focusing on reducing overall unit production costs. To keep production costs down, Pan American is adding newer more mechanized mines (such as Alamo Dorado and Manantial Espejo) to its portfolio of assets, and will continue to review mining plans at its operating mines in order to find greater productivities and efficiencies as well as develop financial strategies to reduce exposure to foreign currency exchange fluctuations and base metal price fluctuations.

•                  Acquire additional silver exploration properties – Pan American is seeking to acquire a portfolio of promising silver exploration properties.  Pan American’s exploration and acquisition focus is on silver properties with bulk mineable targets that have the possibility of possessing over 50 million ounces of silver mineralization.

•                  Generate sustainable profits from mining operations – Financial performance is monitored annually against targets for operating earnings and cash flow from operations, as well as against operating measures such as production. Pan American continuously develops and implements tax planning strategies, and seeks to organize its corporate structure and activities to optimize its overall tax position.

Developments over the Last Three Financial Years

During the last three financial years Pan American has undertaken the following:

•                  2005 – (i) completed the feasibility study for, and commenced construction of, an open pit silver mine at the Alamo Dorado silver project in Mexico; (ii) entered into a consignment agreement with Northwest Territorial Mint to produce a new line of silver bullion products; (iii) completed 14,000 metres of exploration and infill drilling at Morococha, resulting in an increase in proven and probable reserves and an extension of the life of the Morococha mine; (iv) completed, and submitted to the Argentine authorities, an environmental impact statement for the development of the Manantial Espejo silver project; (v) resumed commercial production at the San Vicente mine under a toll milling agreement with a nearby mill and renegotiated an agreement with Empresa Minera Unificada S. A. (“EMUSA”), a Bolivian mining company, to increase Pan American’s interest in the San Vicente mine from 50% to 55%; (vi) conducted extensive exploration activity which replaced all silver ounces mined and increased total proven and probable reserves by 30.5 million ounces of silver; and (vii) the Company issued 255,781 warrants to the International Finance Corporation in exchange for the termination of past and future financing obligations relating to production from the La Colorada mine.

•                  2006 – (i) completed construction of the Alamo Dorado mine; (ii) acquired the remaining 50% interest in the Manantial Espejo project from Silver Standard Resources Inc. for 1.95 million common shares of the Company; (iii) obtained approval of the environmental impact statement necessary to begin development of the Manantial Espejo silver-gold mine and commenced construction of the mine; (iv) completed an equity financing, the gross proceeds of which totalled $150 million, primarily for the development of the Manantial Espejo mine; (v) conducted over 90,000 metres of exploration drilling on Pan American’s existing mine site properties, largely contributing to a 20% increase in Pan American’s proven and probable reserves and an increase in reserves and resources at each of Pan American’s operating and development properties; (vi) redeemed or converted the outstanding principal amount of the Company’s 5.25% convertible debentures remaining after a conversion offer made in 2004; (vii) completed the first phase of the sulphide plant refurbishment at its La Colorada project; and (viii) increased overall Pan American consolidated silver production to 13.0 million ounces.

•                  2007 – (i) increased annual consolidated silver production largely from production at Pan American’s newest mine, Alamo Dorado; (ii) maintained, close to the previous year’s level, production at the Quiruvilca, Huaron, Morococha and La Colorada mines; (iii) substantially advanced construction of the underground ramp system and the open pit at the Manantial Espejo project; (iv) reached sustained commercial production levels at Alamo Dorado; (v) completed over 95,000 metres of diamond drilling at Pan American’s existing sites and exploration properties; (vi) continued underground development work at Morococha; (vii) completed ramp up of production from the Amolillo oxide zone at La Colorada; and (viii) added new proven and probable silver reserves of 14.5 million ounces and increased measured and indicated silver resources by 4.9 million.

Outlook for 2008

In 2008, Pan American expects to execute over 110,000 metres of diamond drilling.  In 2008, Pan American expects to produce 19.5 million ounces of silver.  In 2009, Pan American expects silver production to grow to 25 million ounces.

Pan American will continue to investigate, evaluate and, where appropriate, acquire additional silver production, exploration and development properties.

NARRATIVE DESCRIPTION OF THE BUSINESS

Principal Products and Operations

Pan American’s principal products and sources of sales are silver doré, silver bearing zinc, lead and copper concentrates and gold doré.  In 2007, the Quiruvilca, Huaron, Morococha, San Vicente, La Colorada and Alamo Dorado mines and the stockpiles accounted for all of Pan American’s production of concentrates and doré.  Information related to Pan American’s segmented information is set forth in Note 15 to the Consolidated Financial Statements and is referred to in the Management’s Discussion and Analysis of the Company for the year ended December 31, 2007 (the “MD&A”) under the heading “Operating Performance”.

Consolidated production for the year ended December 31, 2007 was as follows:

	Quiruvilca	Huaron	La Colorada(1)	Alamo Dorado	Morococha(2)	San Vicente(3)	Consolidated
Tonnes milled	362,141	750,799	331,067	1,139,899	609,540	82,855	3,276,301
Grade
Silver - grams/tonne	162	196	437	127	172	296	N/A
Gold - grams/tonne	0.93	0.43	0.49	0.54	—	—	N/A
% Zinc	2.46	2.54	1.50	—	3.36	2.82	N/A
% Lead	0.87	1.26	0.76	—	1.36	—	N/A
% Copper	0.67	0.36	—	0.01	0.50	0.35	N/A
Production
Ounces silver	1,569,351	3,827,105	3,964,074	3,809,003	2,870,379	618,913	17,113,026	(4)
Ounces gold	1,566	3,496	3,877	13,335	1,306	—	23,580
Tonnes zinc	7,234	12,064	943	—	17,133	1,701	39,075
Tonnes lead	2,528	6,985	686	—	6,085	—	16,284
Tonnes copper	1,805	1,658	—	—	2,088	99	5,650

(1)  La Colorada zinc and lead grades are for sulphide ore only.

(2)  Morococha data represents Pan American’s interest in the mine’s production, which increased from 88.50% to 89.35% during 2007.

(3)  San Vicente data represents Pan American’s interest in the mine’s production, which increased from 55% to 95% during 2007.

(4)  Includes 454,202 ounces of silver produced from the stockpiles in Peru.

Doré

Pan American’s principal buyers of silver and gold doré from its Alamo Dorado property, once refined, are international bullion banks. Silver and gold doré is delivered to refineries in Mexico and the USA, and subsequently transferred to the account of its buyers.

Concentrate

Pan American’s principal market for copper concentrates and ore from its stockpiles is Peru. The majority of the copper concentrates and all stockpile ore is sold to Doe Run Peru’s metallurgical complex in La Oroya, Peru. Copper concentrates and ore from the stockpiles are delivered to La Oroya by truck and by train, respectively.

Pan American’s principal markets for zinc concentrates are Peru, Japan, Brazil and Spain. Zinc concentrate is delivered to Peruvian customers by truck. Zinc concentrates are delivered to customers in Japan, Brazil, and Spain via truck to the ports of Callao, and Salaverry, Peru and from there by ship.

Pan American’s principal markets for lead concentrates from its Peruvian mines are Peru, Russia, China and Belgium. Lead concentrate is distributed to the Peruvian customers by truck. Lead concentrates that are exported are delivered by truck to the port of Callao, Peru and from there by ship.

Lead concentrates produced from the La Colorada mine are sold in Mexico. Lead concentrates are distributed to its Mexican customer by truck.

Competitive Conditions

The mining industry is intensely competitive particularly in the acquisition of additional reserves and resources in all of its phases of operation and Pan American competes with many companies possessing similar or greater financial and technical resources.

Pan American’s competitive position is largely determined by its costs compared to other producers throughout the world and its ability to maintain its financial integrity through the lows of the metal price cycles.  Costs are governed to a large extent by the location, grade and nature of Pan American’s mineral reserves as well as by operating and management skills.  In contrast with diversified mining companies, Pan American focuses on silver production, development and exploration, and is therefore subject to unique competitive advantages and disadvantages related to the price of silver and to a lesser extent, the price of base metal by-products.  If silver prices substantially increase, Pan American will be in a relatively stronger competitive position than diversified mining companies that produce, develop and explore for other minerals in addition to silver.  Conversely, if silver prices substantially decrease, Pan American will be at a competitive disadvantage to diversified mining companies.

Employees

The Company has 23 full-time employees and two part-time employees at its head office in Vancouver, including a president and chief executive officer, chief financial officer, controller, one internal auditor, one geologist, one metallurgical engineer, four mining engineers, one safety specialist, one environmental specialist, two certified general accountants, two lawyers, one treasury specialist, one human resource specialist, and one corporate/investor relations specialist plus support staff.

As at December 31, 2007, Mina Quiruvilca employed 939 persons (367 permanent and 572 temporary) in connection with the operation of the Quiruvilca mine.  Approximately 278 of the workers employed by Mina Quiruvilca are members of either the Sindicato de Trabajadores de Pan American Silver S.A.C. – Mina Quiruvilca (the “Quiruvilca Union”) or the Sindicato de Trabajadores de Shorey y Anexos (the “Shorey Union”).

Minera Huaron directly employs 838 full time employees (306 permanent and 532 temporary) and indirectly employs 927 persons through agreements with Peruvian mining contractors.

Argentum directly employs 723 full time employees (45 permanent and 678 temporary) and indirectly employs 1,224 persons through agreements with Peruvian mining contractors.

Pan American Silver Peru employs 50 full-time employees and three contractors.

Plata Panamericana employs 609 employees plus 189 contractors at the La Colorada mine and Minera Corner Bay employs 260 employees at the Alamo Dorado mine plus 40 contractors.

Pan American Bolivia has 274 full time employees and 63 temporary workers, including three metallurgists, four mining engineers, two geologists, three civil engineers, two mechanical engineers and one safety specialist. Out of the full time employees approximately 190 are unionized employees.

MTA employs 365 full time employees, including four geologists, eight mine engineers, five metallurgists and two environmental specialists.

Research and Development

Pan American conducts research and development activities through its feasibility work in order to develop improved production processes and exploration techniques.  Costs associated with this work are expensed as incurred.  Pan American undertook research and development at Alamo Dorado and in connection with the stockpiles, but did not incur any significant research and development costs during 2005, 2006, or 2007 and has not budgeted for any significant costs during 2008.

Working Capital

Management of Pan American believes that its working capital of $186.3 million as at December 31, 2007 plus its expected operating cash flows in the future and its liquid assets are sufficient to sustain funding for projects currently underway, capital expenditures in connection thereto, and to discharge current estimated liabilities as they come due in the foreseeable future.

Environmental Protection

All phases of Pan American’s operations are subject to environmental regulation in the various jurisdictions in which it operates.  To the best of management’s knowledge, Pan American’s activities in 2007 were, and continue to be, in compliance in all material respects with such environmental regulations applicable to its mining operations, development and exploration activities. The Company has implemented an environmental policy and a health and safety policy in which the Company accepts its corporate responsibility to practice environmental protection and provide a safe and healthy workplace for its employees, and commits to comply with all relevant industry standards, environmental legislation and regulations in the countries where it carries on business.

In the financial year-end dated December 31, 2007, Pan American’s environmental costs were approximately $0.8 million.  Operating costs were incurred principally for the acid water treatment at the Quiruvilca and Huaron mines.  Project costs were principally for reclamation of historic tailings areas at Huaron and tailings dam expansions at Quiruvilca and La Colorada.

As at December 31, 2007, the Company has estimated the present value of expenditures required for closure and reclamation costs in respect of the Quiruvilca, Morococha, Huaron, La Colorada and Alamo Dorado mines and the Manantial Espejo and San Vicente projects to be approximately $50.4 million. This was an increase from the estimate of $44.3 million at December 31, 2006. The bulk of the increase is as a result of the advance of the construction of the Manantial Espejo project.  Other than specific environmental concerns discussed in this Annual Information Form, the Company is not aware of any material environmental matter requiring significant capital outlays in the immediate future.  It is difficult to estimate closure and reclamation costs and actual costs may vary, perhaps materially, from estimates and investors are cautioned against attributing undue certainty to these estimates.

Environment

During 2007, reviews of the environmental performance of all the operations and projects were conducted by the corporate Director of Environmental Affairs.    The reviews included inspections of the mine and project sites with key operations personnel, a review of environmental monitoring program procedures and results and a review of principal environmental issues related to each of these operations.  The key observations and recommendations from the reviews are reported monthly to senior management and quarterly to the Board of Directors.  The reclamation and closure cost estimates for each of the operating mines and development projects were updated to reflect the conditions as of December 31, 2007.

Peru has issued for industry review and comment proposed changes to the liquid effluent discharge limits.  Pan American has implemented a baseline assessment at each of its three operating mines in Peru in order to assess the potential impact of these changes to water treatment practices at each operation.  Pan American has proactively implemented changes at Huaron and Quiruvilca in order to be in a better position to meet the new discharge limits if they are put into force.

Key accomplishments during 2007 related to the environmental management of the mines and development projects and include: (i) expansion of the tailings storage facility at La Colorada; (ii) reclamation of the Condorcayan and Trapiche historic tailings areas at Huaron; (iii) expansion of the Huaron tailings storage facility; (iv) expansion of the tailings storage area at Quiruvilca; and (v) completion of the environmental impact assessment report for the San Vicente project.

Health and Safety

During 2007, formal Corporate Health and Safety Audits were conducted at all of Pan American’s operating mines and active development properties. The audits consisted of a weeklong audit of the safety and health aspects of each of the mines and focused on a review of the health, and safety systems, safety training, and general condition of each mine.  Participating in the audits was the corporate Director of Health and Safety as well as safety managers from other Pan American operations.  Audit findings were recorded and a schedule for mitigation was developed.  All of the aforementioned mines are aggressively addressing the Health and Safety findings and mitigation progress is reported to the Company’s Board of Directors on a quarterly basis.

During 2007, Pan American experienced a significant improvement in its safety record, with an overall 12% reduction in lost time accidents (“LTA”) at operating mines and active development projects despite a 17% overall increase in man hours worked.  The corporation as a whole recorded a lost time injury frequency (“LTIF”) of 2.60 during 2007 versus 3.45 in 2006.  LTIF is calculated as follows:

LTIF=	(# of accidents) * (1,000,000)
total hours worked

The reduction in LTIF is directly related to the time and attention focused throughout 2006 and 2007 on health and safety by management of the Company. In 2005, Pan American introduced safety audits at all of its operations, increased the frequency of, and requirements for, training programs, and purchased advanced mine rescue equipment. Pan American will continue to make substantial investments in its safety programs throughout 2008, particularly through the implementation of more training programs and will continue safety audits of each mine in order to measure and adjust the success of these programs.

Material Properties

Pursuant to Canadian Securities Administrators’ National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the following properties and projects have been identified by Pan American as being material: the Quiruvilca Mine, Huaron Mine, La Colorada Mine, Alamo Dorado Mine, Morococha Mine, San Vicente Mine and Manantial Espejo property.  The Company does not consider the stockpiles or any of Pan American’s development or investment properties to be material properties for the purposes of NI 51-102.

Mineral Reserve and Mineral Resource Estimate Information

The process for economic assessment of the ore reserves and resources at Pan American’s operating mines, and those development projects that have previously been the subject of a positive feasibility study and NI 43-101 Technical Report, is as follows:

Each resource block at each mine or project are assigned a resource confidence rating based on CIM standards, as well as tonnes and metal grades typically using Minesight, Datamine, Autocad, database and/or Excel Spreadsheet software.

Mining parameters such as dilution and losses due to pillars or mining are applied to the resource blocks based on experience with the expected mining method for the block at the particular mine or, in the case of projects, on the basis of engineering studies. These factors are reviewed and adjusted on at least an annual basis using information from a number of geologic and engineering observations including reconciliation data to the tonnes and grades measured in the process plant.

For the Huaron, Quiruvilca, Morococha, La Colorada and San Vicente mines, metal price factors are calculated for each mine using a Microsoft Excel spreadsheet to manipulate the data. A separate factor is calculated for each of the metals of economic significance at the particular mine. These metals (not necessarily in order of overall economic significance) are: silver, zinc, lead, copper and gold. The key inputs used in order to calculate the factors are: metal prices established for ore reserve and resource calculation each year, metallurgical recovery for each metal, the weight of each concentrate produced for each tonne of ore at a particular grade, expected grade of concentrate, any elements that are present that detract from the value, current terms for smelting each of the concentrates produced at a mine or project, refinery terms for treatment of doré, the costs of smelting and or refining, the percentage of each metal payable by the smelter or the refinery, the cost of transporting concentrate or doré to the smelter or refinery including insurance and other costs that may be incurred in the process of selling the product like port fees and cost of concentrate storage and handling. In the case of the Huaron mine, individual factors are calculated separately for the main ore veins or structures in order to account for variances in metallurgical recovery. The La Colorada mine has separate calculations for oxide and sulphide ores as these two types of ore are processed in separate plants.

The factors are applied to the metal grades in each of the resource blocks and summated in order to calculate a net smelter return value per tonne for each of the blocks in the resource model.

In order to determine if a block can be reasonably believed to be economic, estimated mine operating costs are used to calculate the value per tonne that is required from each block in each area of the mine. Blocks that are in the Measured and Indicated category that fit into a previously created mine plan are then converted to Proven and Probable reserves. Measured resource blocks are converted into either Proven or Probable reserves, and Indicated resource blocks are converted into Probable reserves all at the discretion of and based on the experience of Pan American’s Qualified Persons. Measured and Indicated resource blocks that do not fit into a mine plan, are in an area of the mine where a development decision has not been made, or are in an area where more information is required to determine mineability, remain as Measured and Indicated Resource blocks as long as they are potentially economic. Inferred resource blocks remain as inferred resources as long as the estimated grade is such that they will be potentially economic. A cut off value per tonne is established each year for each mine or project.

The metal prices used for the December 31, 2007 ore reserve and resource calculations are as follows(1):

Silver US$/Ounce	$11.00
Zinc US$/Tonne	$2,100
Lead US$/Tonne	$1,600
Copper US$/Tonne	$6,000
Gold US$/Ounce	$625

(1)   Metal prices valid for all Pan American properties except Manantial Espejo which used $9 per ounce of silver, $525 per ounce of gold, $2,100 per tonne of zinc, $1,000 per tonne of lead, and $5,000 per tonne of copper to calculate mineral reserves and mineral resources.

The cut off (in $/Tonne) for mineral reserve and mineral resource calculations at the Huaron, Quiruvilca, Morococha, La Colorada and San Vicente mines are shown in the following table:

	Ore Reserves Cut Off ($/Tonne)	Ore Resource Cut Off ($/Tonne)
Huaron	36.00	29.00
Quiruvilca	36.00	29.00
Morococha	38.50	31.50
La Colorada – Candelaria oxide	66.57	66.57
La Colorada – Estrella oxide	58.36	58.36
La Colorada – All sulphide	53.80	53.80
San Vicente	50.10	25.00

The cut off values per tonne for the Huaron, Quiruvilca, Morococha and San Vicente mines are the averages applied for each mine.   La Colorada has specific cut-offs for oxide and sulphide ore and also separated by operating mine.  With the exception of San Vicente, these are all values that pay at a minimum the variable costs of production (incremental ore). As the average value per tonne of the ore reserve is higher than these minimum values, the mine plans at each operation are designed to ensure that the fixed costs of the operation are paid by the higher-grade ore. At each of the operations shown in the table, the current throughput capacity of the process plant(s) is either greater than the capacity of the mine, or the mine would not be able to produce enough ore to keep the mill operating at full capacity without the addition of incremental ore.  The cut off value per tonne for San Vicente is based on the average of the full expected operating costs from the Avoca and factoring in shrinkage mining methods that will be employed at the mine when it reaches full production.

Based on the Ore Resource Cut-off, some “uneconomic” Resources are included in the La Colorado Resource.  This accounts for 6% of the Resource to an average value 33% below the cut-off.

The Alamo Dorado open pit mine uses a cut off grade that varies by each block, primarily as a function of the copper grade and expected cyanide consumption during the treatment process. The lowest value for cut-off grade used at Alamo Dorado is 55 g/t silver equivalent grade. The metallurgical recoveries for gold and silver are calculated for each block using the following formulae:

Silver recovery = 0.95 - 5 / silver grade (g/t) – 0.0005 * Copper grade (ppm)

Gold recovery  = 0.95 - 0.001 / gold grade (g/t) – 0.0005 * Copper grade (ppm)

The Alamo Dorado cut-off has a cost basis that includes the full milling and tails storage cost (including a variable cyanide cost based on the copper grade), the differential mining cost between ore and waste, the administration cost at the time of milling low grade ore and the low grade rehandle cost.

Mineral reserve and mineral resource estimates for Pan American’s development projects are prepared on the following basis:

For all ores at Manantial Espejo the metallurgical recovery of the plant was assumed to be 93.57% for silver and 94.25% for gold. Payable amounts in the doré product of the mine are assumed to be 99.75% for silver and 98.87% for gold. The cut-off grade applied for all open pit ores was 73 g/t. The nominal cut-off used to define underground Maria longhole stoping ore was 160gpt AgEq.  The nominal cut-off used to define underground Maria and Melissa shrinkage stoping ore was 194gpt AgEq.  The nominal cut-off used to define underground Concepcion cut and fill stoping ore was 210gpt AgEq.  In all underground reserves, stoping blocks were visually defined using the cited cut-offs with a long section display of silver equivalent grade.  However, once the stopes were defined, all recovered material inside of the stopes was defined as ore, regardless of grade.   In all cases, the value ratio used to determine silver equivalency was 59.787.  This ratio and the cut-offs were determined by the same method as in the feasibility study, using feasibility costs, payables, taxes, royalties, and metallurgical recoveries.  However, all of the input values were revised to match the final results of the feasibility, with the exception of gold and silver sales prices, which were $525 and $9.00 respectively.

Although Pan American believes that its reserve and resource estimates will not be materially impacted by external factors such as metallurgical, safety, environmental, permitting, legal, taxation and other factors disclosed in this Annual Information Form, there can be no assurance that they will not be impacted.  There are numerous uncertainties inherent in estimating mineral reserves and resources.  The accuracy of any reserve and resource estimation is the function of the quality of available data and of engineering and geological interpretation and judgment.  Results from drillings, testing and production, as well as a material change in metals prices or a change in the planned mining method, subsequent to the date of the estimate, may justify revision of such estimates and may differ, perhaps materially, and investors are cautioned against attributing undue certainty to reserves and resources.

A.            Operating Mines

(i)            Quiruvilca Mine

Ownership and Property Description

The Quiruvilca mine is owned and operated by Pan American Silver S.A. Mina Quiruvilca, a company in which the Company, indirectly through its subsidiaries, owns 100% of the outstanding voting shares and 99.93% of the total outstanding equity.  Pan American Silver S.A.C. Mina Quiruvilca and Cia Minera Huaron merged to form the new Pan American Silver S.A. Mina Quiruvilca effective January 2006.

The Quiruvilca mine is an underground mine located in the District of Quiruvilca, Province of Santiago de Chuco, Department of La Libertad in northwest Peru.  The Quiruvilca mineral property consists of 140 mining concessions covering 3,565.6 hectares.  On March 25, 2004, Mina Quiruvilca sold 6,839 hectares of mining concessions and surface rights in the vicinity of Quiruvilca mine to Barrick for $3,582,575 and for the assumption of $67,425 of payments owing in respect of these mining concessions. To the best of the Company’s knowledge, all issued permits and licences required for the conduct of Quiruvilca mining operations are currently in good standing, however the mine is awaiting an Industrial Water Discharge Authorization to be granted by the General Health Division of the Health Ministry.

A report entitled “Technical Report for the Quiruvilca Property, La Libertad, Peru” dated effective July 31, 2007 (the “Quiruvilca Report”) was prepared for Pan American in accordance with NI 43-101.  The Quiruvilca Report was authored by Martin Wafforn P. Eng. and Michael Steinmann P. Geo., each of whom is a Qualified Person, as the term is defined in NI 43-101.  Messrs. Wafforn and Steinmann are employed by the Company.  Certain statements in the following summary of the Quiruvilca property are based on and, in some cases, extracted directly from the Quiruvilca Report.

Location, Access, Climate and Infrastructure

The Quiruvilca mine lies in the Andes mountain range above the tree line located 76 kilometres east of the coastal city of Trujillo.  Elevations in the immediate area of the mine range from 3,450 metres to 4,075 metres above sea level.  Access to the Quiruvilca mine is by a 137 kilometre all weather road east from the city of Trujillo.  The first 65 kilometres of the road are paved and the remaining 72 kilometres consist of a gravel road.  The gravel portion of the road is currently being upgraded and asphalted working from the mine down towards the presently paved portion of the road.  Pan American paid for a small portion of the road upgrade costs near the Quiruvilca mine with the rest of the road work upgrade being paid for by Barrick.  Trujillo is connected to Lima by a paved all-weather highway.

The relief at the mine site is hilly and uneven with local slopes of more than sixty degrees, typical of the Peruvian Andes. Natural vegetation is mainly grasses which form meadows.  These meadows have permitted development of varied livestock operations.  The climate at the mine site is classified as “cold climate” or “boreal”.  Average minimum and maximum temperatures in the region range from 5.7 to 14.8 degrees Celsius.  One of the characteristics of this climate is wet summers (highest rainfall occurs from January to April) and dry winters.  The Quiruvilca mine operates throughout the entire year.

The primary source of power for the Quiruvilca mine is the Peruvian national power grid via a 138kV line from the city of Trujillo to the Motil substation.  A 33kV line connects the mine site to the Motil substation.  Pan American owns and operates a diesel generating system, which provides a back up source of power for the Quiruvilca mine.

Pan American is permitted to pump water from the Los Angeles Lake, to the east of the Andean divide to two dams east of the town of Quiruvilca as well as from other local rivers and streams in the area.  Process water is drawn from these dams.

Peru’s economy is dependent on mining and currently there is a sufficient local source of mining personnel and related infrastructure.

Royalties and Encumbrances

To the best of Pan American’s knowledge, the Quiruvilca property is not subject to any royalties or encumbrances other than the mining royalty tax described under “Taxation” for the Quiruvilca mine section of this Annual Information Form below.

In October 2003, the Peruvian government passed legislation requiring active mining operations to file closure plans within twelve months of the date of passage of the legislation. Administrative rules associated with this legislation which lay out detailed closure requirements, including bonding and tax deductibility of reclamation and rehabilitation expenses, were promulgated in October 2005.  Pursuant to these rules, detailed closure plans and cost estimates for each of Pan American’s Peruvian operations were compiled by a certified third party consultant and submitted by October 2006, and are awaiting review by the relevant Peruvian authority.

Quiruvilca’s largest liability relates to its future closure and remediation.  In connection therewith, the Company has estimated the present value of expenditures required for future reclamation and asset retirement at the Quiruvilca mine to be $16.5 million. In 2006 and 2007, $0.3 million and $0.3 million was spent on reclamation activities, respectively.  See “Narrative Description of the Business – Environmental Protection” for further disclosure regarding forward looking statements related to reclamation costs.

Taxation

The principal taxes applicable in Peru affecting Pan American include income tax, employee profit sharing taxes, annual fees for holding mineral properties, various payroll and social security taxes and a refundable value added tax.

In June 2004, Peru’s Congress approved a new bill that allows royalties to be charged on mining projects.  These royalties are payable on Peruvian mine production at the following progressive rates:  (i) 1.0% for companies with sales up to $60 million; (ii) 2.0% for companies with sales between $60 million and $120 million; and (iii) 3.0% for companies with sales greater than $120 million.  This royalty is a net smelter returns royalty, which cost is deductible for income tax purposes.  The 1% royalty on Quiruvilca’s production amounted to approximately $0.5 million in 2007, $0.7 million in 2006 and $0.2 million in 2005.

The Quiruvilca operation generated income tax provisions of approximately $3.3 million, $7.6 million and $0.9 million in 2007, 2006 and 2005 respectively.  In addition, employee profit sharing taxes of $1.0 million, $2.2 million and $0.03 million were generated in 2007, 2006 and 2005, respectively.

History

Mineralization was first reported in the area of the Quiruvilca mine in 1789.  Small-scale silver mining in the area was carried on from the 1870’s until 1924.  Between 1924 and 1925, Northern Peru Mining and Smelting Co. (“NPMS”), the predecessor to Mina Quiruvilca, which was formed by ASARCO, acquired certain mining concessions in the area and began mining operations.  The operation was shut down in 1931.  The Quiruvilca mine was re-opened in 1940 and has been in operation since that time.  Since 1940, NPMS claimed additional mineral concessions in the area and purchased several adjacent mining concessions as well as surface and water rights in the area.

Initially, mining by NPMS focused on the copper bearing veins in the Enargite Zone (as defined below) but gradually focus was shifted to veins in the Zinc-Lead Zone (as defined below).  In March 1967, the mill started to treat complex ores producing copper, lead and zinc concentrates.

In August 1995, Pan American acquired 80% of the outstanding voting shares (representing a 53.3% total equity interest) in the Quiruvilca Mine from NPMS, and between September 1995 and March 1996, it increased its interest to 100% of the outstanding voting shares and 99.7% of the total outstanding equity.  After Pan American Silver SAC Mina Quiruvilca and Cia Mineral Huaron S.A. merged in 2006, Pan American has 99.93% of total voting shares and 99.8% of total equity of this new merged company.

Geology and Mineralization

The Quiruvilca mine is located at the west side of the Western Cordillera within the eastern edge of a major sequence of volcanic rocks, interpreted as part of the Calipuy Volcanic Formation of Mid-Miocene age.  This volcanic formation, with a thickness of about 2,000 metres, consists of andesite flows and flow breccias inter-layered with thin basalt flows and occasional tuffaceous lacustrine sediments.

The mineralization at Quiruvilca is contained in a series of narrow veins filling fractures and faults.  Over 130 veins have been identified in the mine area.  At least three-quarters of these veins have been in production at some point in time.  Although narrow, the veins at Quiruvilca tend to have an extensive lateral and vertical continuity with abundant splits, cymoid loops, pinch and swell structures.  In some places, the veins show some thick ore shoots connected to thinner sub-economic to non-economic zones.  The width varies from up to two metres in the central zone to stringers.

The mineralization exhibits strong metal zoning.  The central copper zone, some 700 metres by 2,800 metres in area, consists of predominately enargite-pyrite, with lesser chalcopyrite, tennantite, tetrahedrite, sphalerite and galena (the “Enargite Zone”).  The Enargite Zone is surrounded by a relatively narrow transition zone of tennantite, tetrahedrite, sphalerite and galena (the “Transition Zone”).  The Transition Zone is in turn surrounded by a zinc-lead zone of predominately sphalerite and galena, which extends some 500 metres beyond the Transition Zone (the “Zinc-Lead Zone”).  In recent years, a majority of the production has come from the Zinc-Lead Zone.  An outer zone consists of stibnite, arsenopyrite and pyrite.

Exploration, Drilling, Sampling and Analysis

Exploration at the Quiruvilca property is conducted using a combination of diamond drilling and underground drifting.  Two to three diamond drills are in continuous operation at the property, drilling holes between 50 and 350 metres in length.  This is generally followed by underground drifting and cross-cutting at 70 metre spacing.  During 2007, 11,520 metres of drilling was done, along with 4,858 metres of drifting for reserve delineation and access for mining.

Each diamond drill core is split in half, with one half sent for assaying and one half retained in a secure on-site facility.  The veins in the cross-cuts are channel sampled, and a two to three kilogram sample is sent for analysis.

Assaying is done at Quiruvilca’s laboratory.  The laboratory conducts a routine internal quality assurance/quality control (“QA/QC”) program that includes external check samples and the routine submission of standards.

Additionally, there is a QA/QC program supervised by the geology department, which includes the submission of at least 1 certified standard and blank per day as well as tertiary lab check assays on 2-5% of the samples and 1-2% of internal check samples.

All sampling, whether diamond drilling or channel sampling, is done under the direct supervision of the Quiruvilca mine geology department.

Reoriented exploration and development has provided additional positive results, such as the confirmation of the high silver grade Union Vein and high zinc grade Zoila Gata vein on the 340 and 400 levels, and diamond drilling of the Jose Godoy vein on the upper levels.

Mineral Reserves

The Company’s management estimates that proven and probable mineral reserves at the Quiruvilca mine as at December 31, 2007 are as follows:

Quiruvilca Mineral Reserves (1), (2), (3)

Reserve Category	Tonnes	Grams of Silver per Tonne	% Zinc	% Lead	% Copper
Proven	730,431	175	3.22	0.96	0.93
Probable	702,046	149	3.43	1.23	0.38
TOTAL	1,432,478	162	3.32	1.09	0.66

(1)   Calculated using a price of $11 per ounce of silver, $2,100 per tonne of zinc, $1,600 per tonne of lead and $6,000 per tonne of copper.

(2)   Estimates of mineral reserves are calculated on the basis of blocks exposed by underground workings on one or more sides and having an in-place diluted value equal to or above the cutoff grade ($36.00/tonne).  Proven and probable mineral reserves are extrapolated between 15 and 30 metres down dip depending on vein continuity. See also information in this Annual Information Form under the heading “Mineral Reserve and Mineral Resource Estimate Information”.

(3)   Mineral reserve estimates for Quiruvilca were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., Senior Vice President Geology & Exploration, and Martin G. Wafforn, P.Eng., Vice-President of Mine Engineering, as Qualified Persons as that term is defined in NI 43-101.

Reconciliation of Mineral Reserves

Mineral reserves are adjusted annually by the amount mined, by additions and deletions resulting from new geological information and interpretation and in connection with changes in operating parameters and metal prices.  However, proven and probable mineral reserves are not usually revised in response to short-term cyclical price variations of metal markets.  The following is a reconciliation of the proven and probable mineral reserves at Quiruvilca to December 31, 2007:

Reconciliation of Mineral Reserves at Quiruvilca

	Tonnes
Opening balance, December 31, 2006	1,653,545	(1)
Additions	141,074
Less Tonnes mined	362,141
Closing balance, December 31, 2007	1,432,478

(1)        December 31, 2006 reserves were calculated using a price of $9.00 per ounce of silver and $2,100 per tonne of zinc, $1,000 per tonne of lead and $5,000 per tonne of copper.  Changes in reserves or resources, as applicable, are attributed to information provided by drilling and subsequent reclassification of reserves or resources, an increase in the silver price, changes in pit designs, reconciliation between the mill and the resource model, and changes to operating costs.

The Quiruvilca mine has proven and probable reserves which indicate a projected mine life of four years at current production rates.  In addition, the mine holds a substantial amount of measured and indicated resources, which management of the Company believes could be, depending on metal prices and capital requirements, converted into proven and probable reserves, extending the mine life of the mine.

Mineral Resources

The Company’s management estimates that mineral resources at the Quiruvilca mine as at December 31, 2007 are as follows:

Quiruvilca Mineral Resources (1), (2)

Resource Category	Tonnes	Grams of Silver per Tonne	% Zinc	% Lead	% Copper
Measured	4,246,310	114	2.01	0.74	1.22
Indicated	952,541	164	3.92	1.34	0.66
Inferred	2,471,876	135	2.88	1.01	0.87

(1)                          These resources are in addition to mineral reserves.  Calculated using a price of $11 per ounce of silver, $2,100 per tonne of zinc, $1,600 per tonne of lead and $6,000 per tonne of copper.  See also information under the heading “Mineral Reserve and Mineral Resource Estimate Information”.

(2)                          Mineral resource estimates for Quiruvilca were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., Senior Vice President Geology & Exploration, and Martin G. Wafforn, P.Eng., Vice-President of Mine Engineering, as Qualified Persons as that term is defined in NI 43-101.

Mining

The Quiruvilca mine extends over an area that is four kilometres east/west by three kilometres north/south and from an elevation of 4,050 metres at the top of the mountain down to the 400 level (elevation 3,468 metres).  Access to the mine is from four adits driven into the side of the mountain at elevations ranging from 3,648 metres to 3,870 metres.

Battery locomotives are used to haul ore and waste from the stopes and development headings to ore and waste passes.  Ore from the upper levels of the mine is delivered to ore passes, which transfer it to the 220 main haulage level.  Trolley locomotives with mine cars are used to transport ore from the ore passes on the 220 level to coarse ore bins at the crushing plant outside of the mine portal.

A 590 metre long, 76 centimetre wide conveyor is used to transport ore and waste from below the 220 level to a surface bin at the 220 level. The conveyor belt has a capacity of 150 tonnes per hour. The mine completed the extension of this conveyor belt down to the 340 level in August of 2005.  Ore from the 400 level will be transported up to the 340 level in order to utilize the conveyor belt for haulage to surface.  Ore from the 400 level Luz Angelica vein system will be trucked up a ramp, and ore from the Zoila Gata vein system will be hoisted via an inclined shaft.  The haulage and access systems for the 400 level were completed in 2007 and ongoing development to the 460 level is planned for 2008.

There are, on average, 60 active stopes at any given time, all using the cut and fill mining method, and in the rare case, shrinkage stoping. Approximately one-third of the stopes are typically in the drilling and blasting phase, one-third in the mucking phase and one-third in the filling phase at any given time. In stopes where hydraulic backfill is not available, or in places where the vein is very narrow and would not otherwise be economic, resueing is employed with the waste rock remaining in the stope as backfill. In all other stopes, tailings are poured into the stope hydraulically to serve as backfill.

Tailings from the mill are directed to the hydraulic fill plant located near the Santa Catalina Tailings Impoundment.  The fine fraction is removed with cyclones, and the coarse fraction is directed to the storage tanks in the hydraulic fill plant.  The sand-fill is pumped 2,700 metres to the Luz Angelica distribution plant, or a further 1,600 metres to the Central distribution plant through a 76 millimetre HDPE line.  The distribution plants are equipped with 170 cubic metre storage tanks.  When backfill is required underground, the fill is re-slurried and pumped underground. The monthly hydraulic backfill volume employed at the mine averages 5,200 cubic metres.

Milling

The mill flowsheet consists of three-stage-crushing, ball mill grinding and selective flotation of the ore to produce copper, lead and zinc concentrates, followed by thickening and filtering of the concentrates.

Throughout 2007, daily treatment capacity was 1,161 tonnes, with an operative mill working six days a week. In 2007, the concentrator plant processed 362,141 tonnes of ore and is expected to process approximately the same amount of ore in 2008.

In 2007, Quiruvilca continued to generate positive cash flow and income, with recorded cash costs of $2.43 per ounce.

Environment

Environmental regulations are evolving in Peru towards internationally recognised standards.  As part of the developing regulatory framework, in 1995 mining companies were required to submit environmental evaluation reports (“EVAP”) summarizing general environmental conditions at their mines and environmental remediation plans.  Mina Quiruvilca filed an evaluation report with the MEM in 1995 and filed a Program for Environmental Remediation and Management (“PAMA”) in 1996 in compliance with Peruvian regulations.  The PAMA addressed, among other things, stabilization of tailings impoundments, tailings reclamation, mine acid water neutralization and other effluent treatment, revegetation and a contingency plan.  For each of these issues, Pan American provided an implementation schedule and estimates of capital expenditures.  The PAMA was approved by the MEM in 1997 and the terms of the PAMA were to have been completed by March 2002.  However, based on discussions with the MEM auditors, some projects were re-classified as more appropriate for inclusion in a final closure and remediation plan.

Quiruvilca’s PAMA-related expenditures for the years 1997 to 2005 were audited by independent consultants and reviewed by Peruvian environmental regulators.  Overall expenditures were greater than budgeted and considerably more than the 1% of gross sales required under Peruvian law.  PAS is currently awaiting official notification of the final acceptance of the PAMA projects at Quiruvilca.  While the PAMA process defined remediation projects, expenditures and time frames to achieve compliance primarily with respect to water quality, it explicitly excluded closure projects, and in many cases did not fully consider remediation of historic liabilities, whether caused by third parties or predecessor companies.

In October 2003, the Peruvian government passed legislation requiring active mining operations to file closure plans within twelve months of the date of passage of the legislation.   Administrative rules associated with this legislation which laid out detailed closure requirements, including bonding and tax deductibility of reclamation and rehabilitation expenses, were promulgated in October 2005. These rules required that a certified third party consultant compile detailed closure plans and cost estimates by October 2006. Quiruvilca’s original closure plan was filed in early March 2004.

In September of 2006 Pan American submitted a comprehensive closure plan for the Quiruvilca Mine to the MEM in accordance with the ministry’s regulations.  The closure plan was prepared by third party consultants registered with the Peruvian authorities as qualified to present closure plans to the Ministry of Energy and Mines. The closure plan includes a summary of the proposed closure scheme for each of the major areas of impact such as mine water, tailings areas, wasterock dumps, plant site infrastructure, and underground mines.  A detailed cost estimate was prepared based on Pan American’s and the consultant’s shared experience with closure works over the past 12 years at Quiruvilca and experience with other projects in Peru.  As required by the ministry the costs were summarized in three phases: concurrent closure, final closure and post closure.  Pan American has received review comments regarding the submitted closure plans and is working to address these comments.

The total estimated cost for the MEM closure plan for Quiruvilca was $14.3 million.  This cost estimate serves as the basis for the calculation of the financial guarantee required by the ministry’s closure plan regulations.  In the case where the final closure solution for a specific facility or area of the mining operation was not precisely definable, due to questions of the technical feasibility of different alternatives or the potential for yet evaluated alternatives, a base case cost was estimated for the closure item.  This cost estimate was used to avoid any potential over commitment for the payment of the financial guarantee.  For the purpose of the corporate estimate of closure and reclamation costs, the uncertainty of the closure solution was managed with the application of probabilities to potential closure scenarios.   The current present value of the closure expenditures included the provision for potentially higher costs for construction of a soil cover over the operating tailings facility and alternative potential solutions for closing the underground mine and post closure mine water treatment.  The current estimated present value of expenditures is $16.5 million.  See “Narrative Description of the Business – Environmental Protection” for further disclosure regarding forward looking statements related to reclamation costs.

The most significant environmental issues currently associated with the Quiruvilca mine are metal-laden acid water discharge from the mine, acid rock drainage from the mine’s tailings deposit areas and the containment and stability of mine tailings ponds.  All acid water discharge from the Quiruvilca mine is either treated at the mine’s High Density Sludge plant or by passive systems.  Quiruvilca mine maintains a weekly effluent and water quality monitoring program.  The results are reported to the Ministry of Energy and Mines on a quarterly basis and the site is audited twice per year by the Ministry.  During 2007, all effluents at the monitoring point met the applicable discharge limits.

Health and Safety

All Quiruvilca employees are required to undergo safety training and all new underground employees are required to undergo training prior to being assigned to their first position. In addition, supervisors and workers including contractors, are attending the Centromin “Basic Mining Concepts and Safety” training in Lima.  This training focuses on proper mining methods with an emphasis on safety.  Safety training continued through 2007 and will continue on through 2008.  A formal safety audit was conducted by the Company’s Director of Safety and Training at the Quiruvilca mine in 2007.

Capital Expenditures

Since 1995, Pan American has undertaken a program of capital and non-operating expenditures at the Quiruvilca mine to improve its operations, ensure compliance with its PAMA and reduce operating costs.

During 2007, capital expenditures were approximately $4.4 million and highlights of the capital expenditures include: (i) equipment replacement and improvements totalling $1.6 million; (ii) mine development and ramp deepening totalling $1.7 million; and (iii) expansion of the Santa Catalina Tailings Impoundment totalling $1.0 million.

Pan American has budgeted $5.27 million for 2008 capital expenditures at the Quiruvilca mine consisting primarily of $2.4 million for mine development and equipment, $1.1 million for mine equipment, $0.7 million for exploration, and $0.5 million for ongoing reclamation.

Marketing

The principal products from the Quiruvilca mine are zinc, and silver-rich lead and copper concentrates.  All of these concentrates are sold under arm’s length contracts to metals trading companies or integrated mining and smelting companies. Under the terms of all of its sales contracts, Mina Quiruvilca receives payment for an agreed percentage of the silver, lead, zinc, or copper contained in the concentrate, after deductions for smelting and refining costs.

In 2006, zinc concentrate was sold to Glencore International AG under a contract which runs until 2009.

Currently, the Quiruvilca mine sells its lead concentrate to Glencore pursuant to a contract with fixed terms through to the end of 2009.

A contract for the sale of copper concentrate was renewed with Doe Run Peru for 2007 and 2008.  As well, Pan American has a long-term contract with Xstrata.  Spot sales were made to Traxys and Xstrata Canada during 2007.

During 2007, the revenue per type of concentrate produced at the Quiruvilca mine was as follows:

	Revenue(1)	Tonnes	Average Sales Price per Tonne

Zinc Concentrate	$10.4 million	12,306	$877
Lead Concentrate	$8.8 million	4,122	$2,145
Copper Concentrate	$18.6 million	6,524	$2,919

(1)             Consists of sales to arm’s length customers.

During 2006, the revenue per type of concentrate produced by the Quiruvilca mine was as follows:

	Revenue(1)	Tonnes	Average Sales Price per Tonne

Zinc Concentrate	$18.8 million	15,949	$1,179
Lead Concentrate	$8.2 million	6,372	$1,287
Copper Concentrate	$23.2 million	6,705	$3,460

(1)         Consists of sales to arm’s length customers.

During 2005, the revenue per type of concentrate produced by the Quiruvilca mine was as follows:

	Revenue(1)	Tonnes	Average Sales Price per Tonne

Zinc Concentrate	$6.9 million	18,011	$381
Lead Concentrate	$3.0 million	3,237	$919
Copper Concentrate	$12.3 million	6,681	$1,838

(1)         Consists of sales to arm’s length customers.

The zinc concentrates produced by the Quiruvilca mine are highly marketable as they contain high zinc grade, low levels of impurities and low silver content. The lead concentrates have arsenic and antimony as impurities but are attractive to lead smelters due to their high lead, silver and gold content. Although the silver-rich copper concentrate produced by the Quiruvilca mine contains arsenic and antimony impurities, it has maintained marketability due to the high amount of silver contained in the concentrate.  To date, Pan American has been able to secure contracts for the sale of the Quiruvilca concentrates, however, there can be no certainty it will always be able to do so.

(ii)           Huaron Mine

Ownership and Property Description

As of January 2006, the Huaron mine is owned and operated by Pan American Silver S.A. Mina Quiruvilca, a company in which the Company, indirectly through its subsidiaries, owns 100% of the outstanding voting shares and 99.93% of the total outstanding equity.  Pan American Silver S.A.C. Mina Quiruvilca and Cia Minera Huaron merged to form the new Pan American Silver S.A. Mina Quiruvilca effective January 2006.

The Huaron mine is an underground silver mine located in the Department of Pasco, Province of Pasco, District of Huayllay in central Peru, 320 kilometres northeast of Lima.  The property consists of 252 concessions spanning over 63,822.2 hectares.  Pan American has the exclusive right on all of these concessions to explore, develop and exploit as well as the right to market the products.  To the Company’s knowledge, all permits and licences required for the conduct of mining operations at Huaron are currently in good standing other than the Use of Explosives Authorization which is subject to a regularization proceeding before the Ministry of Energy and Mines.

A report entitled “43-101 Technical Report – Huaron Property, Cerro de Pasco, Peru” dated effective December 31, 2006 (the “Huaron Report”) was prepared for Pan American in accordance with NI 43-101.  The Huaron Report was authored by Martin Wafforn P. Eng. and Michael Steinmann P. Geo., each of whom are Qualified Persons, as the term is defined in NI 43-101.  Messrs. Wafforn and Steinmann are employed by the Company.  Certain statements in the following summary of the Huaron property are based on and, in some cases, extracted directly from the Huaron Report.

Location, Access, Climate and Infrastructure

The Huaron mine lies on the eastern flank of the western branch of the Andean mountain range from an elevation of 4,250 metres to 4,800 metres above sea level. Access to the Huaron property is by a continuously maintained 285 kilometre paved highway between Lima and Unish and a 35 kilometre road between Unish and the Huaron property.  A program by the Peru government to upgrade the road to a paved highway between Unish and the Huaron property is partially complete.

The topographical relief at the mine site is hilly and uneven with local slopes of more than sixty degrees.  Natural vegetation consists mainly of grasses forming meadows.  These meadows have permitted development of varied livestock operations. The climate at the mine site is classified as “cold climate” or “boreal” with average annual temperatures ranging from three to ten degrees Celsius.  The Huaron mine operates throughout the entire year.

The primary source of power for the Huaron mine is the Peruvian national power grid. The supply of water has been abundant and is provided by local lakes and rivers.

Peru’s economy is dependent on mining and currently there is a sufficient local source of mining personnel and related infrastructure.

Royalties and Encumbrances

To the best of Pan American’s knowledge, the Huaron property is not subject to any royalties or encumbrances other than the mining royalty tax described under “Taxation” in the Huaron mine section of this Annual Information Form below.

Huaron’s present value of future environmental liabilities at December 31, 2007 have been estimated by the Company at $9.2 million.  See “Quiruvilca Mine – Royalties and Encumbrances” for a description of changes in

Peruvian mine closure legislation.  See “Narrative Description of the Business – Environmental Protection” for further disclosure regarding forward looking statements related to reclamation costs.

Taxation

The principal taxes of Peru affecting the Huaron mine include income tax, employee profit sharing taxes, annual fees for holding mineral properties, various payroll and social security taxes, refundable value added tax and Peruvian mining royalty tax.

The Huaron operation generated income tax provisions of approximately $8.0 million, $10.2 million and $1.1 million in 2007, 2006 and 2005 respectively.  In addition, employee profit sharing taxes of $2.4 million, $2.7 million and $0.3 million were generated in 2007, 2006 and 2005, respectively.

Huaron’s revenue for 2007 was approximately $69.9 million.  A 1% royalty was payable on the first $60 million, while the balance of the revenue attracted a 2% royalty.  The total royalty tax on Huaron’s production amounted to approximately $1.7 million in 2007, $1.0 million in 2006 and $0.3 million in 2005.  See “Quiruvilca Mine – Taxation” for a discussion of the Peruvian mining royalty tax.

History

The Huaron mine is an underground mine with narrow and wide veins of silver-rich base metal sulphides, as well as replacement mineralization in conglomerates and dissemination in sediments.  The mine, mill and supporting villages were originally built and operated by a subsidiary of the French Penarroya company from 1912 to 1987.  In 1987 the mine was sold to Mauricio Hochschild and Cia Ltda.  Prior to its acquisition by Pan American, approximately 22 million tonnes of silver-rich base metals sulphide ore were mined from the Huaron property.  Silver was the main constituent, contributing about 49% of the historic sales value, with zinc, lead and copper, 33%, 15% and 3% respectively, making up the remainder.  Ore from the mine was processed on-site by crushing, grinding, and differential floatation to produce copper, lead and zinc concentrates.

In April, 1998, a portion of the lakebed of nearby Lake Naticocha collapsed and water from the lake flowed into the adjacent Animon mine (operated by an unrelated company) and, through interconnected tunnels, the water entered and flooded the Huaron mine, causing its closure.

After the April 1998 flooding, the Huaron mine operations were shut down, the labour force was terminated, the village closed and work was undertaken to clean up the flood damage, drain the workings and prepare for an eventual mine re-opening.  The water level in the lake, which provided the source of floodwater, is currently maintained well below the level where it flooded into the old workings and the Company does not expect a threat of further flooding.  The Animon mine, in accordance with a settlement agreement reached with Cia. Minera Huaron S.A. in September 2000, constructed a channel to route water around the lake to provide water for the Huaron’s mine operation and to reduce the water in upstream lakes to prevent agricultural flooding which had created local social pressures.

Geology and Mineralization

The main lithology in the Huaron area is a sequence of continental “redbeds” consisting of interbedded sandstones, limestones, marls, conglomerates, breccias and cherts of the Abigarrada and Casapalca Formations of Upper Cretaceous to Lower Tertiary age.  These rocks unconformably overlay massive marine limestones of the Upper Cretaceous Jumasha Formation.  To the west of the mine a series of andesites and dacites are outcropping, which are part of the mid to lower Tertiary Calipuy Formation.  A series of sub-vertical porphyritic quartz monzonite dykes, generally strike north-south and cut across the mine stratigraphy.

The rocks in the central part of the mine and at lower elevations are principally thinly bedded marls and sandstones known as the lower redbeds.  In the eastern side of the mine the upper redbeds occur consisting of a calcareous Sevilla chert that overlies sandstones and marls.  The bottom of this sequence consists of the Barnabe quartzite conglomerate.  On the western side of the mine, the stratigraphy consist of a series of interbedded conglomerates (San Pedro) and sandstones.  The conglomerate contains poorly sorted limestone and quartz clasts in a sandy matrix.

The Huaron mine is located within an anticline formed by east-west compressional forces.  The axis of the anticline is approximately north-south striking and gently plunging to the north.  There are two main fault systems: (i) north-south striking thrust faults, parallel to the axis of the anticline; and (ii) east-west striking tensional faults. The intrusives strike in two principal directions N70°E and S10°E.  Most of the area is covered with recent soils except where the more resistant cherts and conglomerates form ridges parallel to the flanks of the anticline.  These outcrops are discontinuous and frequently offset by the crosscutting east-west faults.

Huaron is a polymetallic deposit (hosting silver, lead, zinc and copper) consisting of mineralized structures probably related to Miocene monzonite dykes principally within, but not confined to the Huaron anticline.  Mineralization is encountered in veins parallel to the main fault systems, in replacement bodies associated with the calcareaous sections of the conglomerates and other favourable stratigraphic horizons, and as dissemination in the monzonitic intrusions at vein intersections.

The first pulse of mineralization was associated with the emplacement of intrusive bodies and the subsequent opening of structures, during which zinc, iron, tin, and tungsten minerals were deposited.  This was followed by a copper, lead and silver rich stage, and finally by an antimony/silver phase associated with quartz.

More than 95 minerals have been identified at Huaron with the most important economic minerals being tennantite-tetrahydrite (containing most of the silver), sphalerite and galena.  The principal gangue minerals are pyrite, quartz, calcite and rhodochrosite.  Enargite and pyrrhotite are common in the central copper core of the mine and zinc oxides and silicates are encountered in structures with deep weathering.  Silver is also found in pyrargyrite, proustite, polybasite and pearceite.

There is a definite mineral zoning at Huaron and the mine has been divided into seven separate zones.  There is a central copper core (Zone 5) where the principal economic mineral is enargite.  The structures contain copper with pyrite and quartz.  This area was extensively mined by previous operators but, because of the high arsenic and antimony content and poor metal recoveries, further mining in this area could be problematic.  To the east and west of the central core are Zones 2, 3 and 4 where silver, lead and zinc are found in carbonates, principally calcite and rhodochrosite.  Zone 1 to the north of the central core contains silver, lead and zinc associated with pyrite.  Zone 6 is along the west side of the axis of the anticline and south of Zone 2 is principally lead and zinc with lower silver values within carbonates.  Zone 7 is a narrow band running north-south along the general axis of the anticline and to the south of Zone 3 and contains principally sphalerite and sulfosalts with rhodochrosite.

The central core of the district has adularia-sericite alteration overprinted by strong silicification and epidote-pyrite.  This core is surrounded by a zone containing epidote-pyrite-quartz that grades outwardly to a zone containing chlorite and magnetite.  The mineralized structures are concentrated in the central core of the district but important structures continue into the outer zones.

Exploration, Drilling, Sampling and Analysis

Exploration at Huaron is conducted using a combination of underground drilling and drifting.  Generally, underground drillholes that intersect promising ore grade mineralization are followed up by drifting for mineral resource and mineral reserve definition.  During 2007, 15,046 metres were drilled using three drill rigs. In addition, 3,895 metres of underground drifting were completed for mineral resource and mineral reserve definition.

Drill core is split with half remaining on-site for further reference.  Assaying, for both drill samples and underground channel samples, is done at the mine laboratory.  The quality assurance/quality control (QA/QC) program includes sample checks performed at an outside lab and the submission of standards to the mine lab.

Additionally, there is a QA/QC program supervised by the geology department. It includes the submission of at least 1 certified standard and blank per day as well as tertiary lab check assays on 2-5% of the samples and 1-2% of the check samples.

All of the geologic activities, including sampling, are conducted under the direct supervision of Huaron’s Chief Geologist.

Strategic Restructuring

In the fall of 2003, Pan American initiated a technical and economic evaluation to determine the benefits of re-engineering the main haulage system at the Huaron mine.  As a result of that evaluation, an electric locomotive haulage system was installed in expanded tunnels on the 500 level for haulage to the upper parts of the mine.  In addition, an evaluation was undertaken in 2006 to determine whether to use the existing mine shafts (not operative) to replace diesel trucks and reduce mine haulage costs from the lower levels of the mine.  It was determined that it would be cost efficient to refurbish and deepen D shaft to 180 level, with construction planned to start in 2008.

Mineral Reserves

The Company’s management estimates proven and probable mineral reserves at the Huaron mine, as at December 31, 2007 are as follows:

Huaron Reserves (1), (2)

Reserve		Grams of Silver
Category	Tonnes	per tonne	% Zinc	% Lead	% Copper
Proven	5,603,501	189	3.11	1.58	0.32
Probable	4,007,250	192	3.20	1.69	0.29
Total	9,610,751	190	3.14	1.62	0.31

(1)          Calculated using a price of $11 per ounce of silver, $2,100 per tonne of zinc, $1,600 per tonne of lead and $6,000 per tonne of copper.  See also information in this Annual Information Form under the heading “Mineral Reserve and Mineral Resource Estimate Information”.

(2)          Mineral reserve estimates for Huaron were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., Senior Vice President Geology & Exploration, and Martin G. Wafforn, P.Eng., Vice-President of Mine Engineering, as Qualified Persons as that term is defined in NI 43-101.

Reconciliation of Mineral Reserves

Mineral reserves are adjusted by the amount mined, by additions and deletions resulting from new geological information and interpretation and in connection with changes in operating parameters and metal price assumptions.  However, proven and probable mineral reserves are not usually revised in response to short-term cyclical price variations of metal markets.  The following is a reconciliation of the proven and probable mineral reserves at Huaron to December 31, 2007:

Reconciliation of Mineral Reserves at Huaron

	Tonnes
Opening balance, December 31, 2006	8,686,856	(1)
Additions	1,674,694
Less tonnes mined from reserves	750,799

Closing balance, December 31, 2007	9,610,751

(1)          December 31, 2006 reserves were calculated using a price of $9 per ounce of silver, $2,100 per tonne of zinc, $1,000 per tonne of lead and $5,000 per tonne of copper.  Changes in reserves or resources, as applicable, are attributed to information provided by drilling and subsequent reclassification of reserves or resources, an increase in the silver price, changes in pit designs, reconciliation between the mill and the resource model, and changes to operating costs.

The Huaron mine has proven and probable reserves which indicate a projected mine life of at least ten years at current production rates.

Mineral Resources

The Company’s management estimates that mineral resources at the Huaron mine, as of December 31, 2007, are as follows:

Huaron Resources(1),(2)

Resource Category	Tonnes	Grams of Silver per tonne	% Zinc	% Lead	% Copper
Measured	1,299,923	161	3.96	2.41	0.41
Indicated	846,119	163	4.03	2.12	0.61
Inferred	3,938,682	177	2.99	1.73	0.26

(1)          These resources are in addition to Huaron mineral reserves.  Calculated using a price of $11 per ounce of silver, $2,100 per tonne of zinc, $1,600 per tonne of lead and $6,000 per tonne of copper. See also information in this Annual Information Form under the heading “Mineral Reserve and Mineral Resource Estimate Information”.

(2)          Mineral resource estimates for Huaron were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., Senior Vice President Geology & Exploration, and Martin G. Wafforn, P.Eng., Vice President of Mine Engineering, as Qualified Persons as that term is defined in NI 43-101.

Mining

The Huaron mine is located at an elevation of 4,250 metres above sea level to 4,650 metres above sea level.  Pan American’s mining activities will extend over an area of two kilometres by two kilometres.

The main mine access is via a four metre by four metre ramp which is used for truck haulage and electric locomotive haulage of ore out of the mine.  There are two existing shafts on the property but these have not been used since the late 1980s.  It is planned to deepen and refurbish shaft D in order to reduce mine haulage costs associated with the operation of diesel haul trucks.  The rehabilitation process has begun and construction is expected to continue throughout 2008.

In 2007, stopes from 31 different veins (averaging 2.10 metres wide) were mined with approximately 58 stopes active at any time.  During 2006, the mine mechanized some of the stopes by introducing small scoop trams.  This had the effect of increasing productivity and by the end of the year, only 35 stopes were required to maintain production.  The mining method is 100% cut-and-fill using mill tailings as the backfill material.

Rehabilitation of the 500 level was completed in April 2005 in order to change the ore haulage system from commercial 12 cubic metre-capacity trucks to electric locomotives for the ore transport.  This will continue to result in savings in operating costs, and provide access to new zones with ore reserves.  An evaluation was also undertaken to verify the economic feasibility of rehabilitating and using existing mine shafts to replace part of the existing truck haulage system and it was determined to rehabilitate and deepen D shaft to 180 level.

During 2007, 348,000 tonnes of ore were extracted from the 500 and 600 levels.  It is expected that Pan American will continue to extract ore from these same levels in 2008.

During 2007, the mine started the development of a new conveyor-way ramp from the current bottom of the mine (250 level) to the 180 level in the north zone.  This work is ongoing and will deepen the north zone of the mine by 70 metres to provide access to known vein extensions that have not been previously mined.  At the end of year 2007 ramp has reached level 190 and is only 10 metres away from target.

Milling

During 2006, the concentrator plant processed 693,285 tonnes of ore in comparison to 639,849 tonnes processed in 2005.  The plant has operated basically the same circuits of crushing, ball mill grinding, selective flotation and filtering since it started in 2001. In 2007, approximately 750,800 tonnes of ore were processed.

Environment

Before Pan American acquired its interest in the Huaron Mine, Minera Huaron had filed a program of environmental remediation and management (“PAMA”) with the government on July 26, 1996 in compliance with Peruvian regulations.  The PAMA addressed, among other things, stability of tailings impoundments, water quality and the fact that liquid effluents from the mine exceeded certain permissible levels of metals, as well as the required revegetation of a historic tailings area near the adjacent town.  The PAMA set forth an implementation time line of nine months for Huaron to make certain expenditures to address the environmental issues raised.  In January of 1997 and March of 1998, the Minister of Energy and Environment consented to the modification of certain expenditures under the PAMA and an extension of the implementation time line.

As a result of the 1998 flood of the adjacent Animon mine, waters inundated portions of the Huaron Mine, causing the closure of the mine.  For this reason, Minera Huaron was not able to satisfy all of its obligations under the PAMA in accordance with the established implementation time line.  Given the magnitude of the incident at the Huaron mine, in December 2001, the Minister of Energy and Environment granted further modification of the PAMA and an extension of the time for implementation.  At the same time, the Minister of Energy and Environment approved a special program of environmental management (“PEMA”) to continue until the end of 2005.

Minera Huaron completed requirements under the PAMA program, and compliance and expenditures have been audited by third party consultants.  Pan American is currently awaiting official notification from the Ministry of the acceptance of the completed PAMA and PEMA projects.  Under the PEMA program, work was focussed on two projects:  remediation of water quality exiting the old workings and closure of the historic Huayllay tailings impoundment.  Remedial work started on the Huayllay tailings impoundment in 2004 and was completed in 2005. In October 2003, the Peruvian government passed legislation requiring active mining operations to file closure plans within six months of the date of passage of the legislation.   Administrative rules associated with this legislation which laid out detailed closure requirements, including bonding and tax deductibility of reclamation and rehabilitation expenses, were promulgated in October 2005. These rules require that detailed closure plans and cost estimates be compiled by a certified third party consultant by October 2006. Huaron’s original closure plan was filed by mid-year 2004.

In August of 2006, Pan American submitted a comprehensive closure plan for the Huaron Mine to the Ministry of Energy and Mines (“MEM”) in accordance with that ministry’s regulations.  The closure plan was prepared by third party consultants registered with the Peruvian authorities as qualified to present closure plans to the MEM. The closure plan includes a summary of the proposed closure scheme for each of the major areas of impact such as mine water, tailings areas, wasterock dumps, plantsite infrastructure, and underground mine.  A detailed cost estimate was prepared based on Pan American’s and the consultant’s shared experience with closure works over the past 12 years and experience with other projects in Peru.  As required by MEM, the costs were summarized in three phases; concurrent closure, final closure and post closure.  Pan American is currently reviewing and working to address comments from MEM on the closure plans.

The total estimated cost for the MEM closure plan for Huaron was $8.5 million.  This cost estimate serves as the basis for the calculation of the financial guarantee required by MEM’s closure plan regulations.  In the case where the final closure solution for a specific facility or area of the mining operation was not precisely definable, due to questions of the technical feasibility of different alternatives or the potential for yet evaluated alternatives, a base case cost was estimated for the closure item.  This cost estimate was used to avoid any potential over commitment for the payment of the financial guarantee.  For the purpose of the corporate estimate of closure and reclamation costs, uncertainty of closure solution was managed with the application of probabilities to potential closure scenarios.  The current present value of closure expenditures at Huaron were estimated including a provision for the probability of increased costs for the construction of soil cover over the tailings area.  The current present value of expenditures is estimated at $9.2 million.  See “Narrative Description of the Business – Environmental Protection” for further disclosure regarding forward looking statements related to reclamation costs.

During 2007, Pan American carried out the closure and reclamation of two historic tailings areas: (i) Condorcayana and (ii) Trapiche.  These tailings areas were graded to shed surface runoff, covered with soil cover to minimize infiltration and revegated to reduce erosion.  These projects were included in the progressive closure category of the closure plans submitted to the Ministry.

The most significant environmental issues currently associated with the mine are metal-laden waters discharged from the mine, localized areas of acid rock drainage from the mine’s tailings deposit areas and the containment and stability of the active tailings ponds. During 2007, water quality at the compliance point has met pH standards and a majority of metal compliance standards.  The site water quality at Huaron has improved due to the expansion and modification of the effluent management and treatment system.  Water from the tailings facility and the upper levels of the mine are combined with the flows from the lower level of the mine.  The flows are directed via a borehole from the upper level to the lower level of the mine where they are directed to a lime addition and sedimentation treatment system.  Following the implementation of this change the water quality at the downstream discharge point is at levels permitted by Peruvian regulations.  The sampling program is continuing to monitor the expected improvement in water quality.

Health and Safety

Following its purchase of the mine, Pan American implemented a modified version of the third party safety and training program for employees and contractors used successfully at its Quiruvilca Mine.  In May of 2007, a formal safety audit was conducted by the Director of Safety and safety managers from other Pan American operations at the Huaron mine. All Huaron mine employees are required to undergo safety and environmental training and all new underground employees are required to undergo task specific training prior to being assigned to their first position.  In addition, supervisors and workers attend the Centromin “Basic Mining Concepts and Safety” training in Lima.  This training focuses on proper mining methods with an emphasis on safety.  This training has continued through 2007.  A formal safety audit was conducted by the Company’s Director of Safety and Training at the Huaron mine in 2007.

Capital Expenditures

In 2007, capital expenditures at the Huaron mine were approximately $9.9 million and consisted primarily of: (i) equipment replacement and improvement totalling $4.0 million; (ii) mine capital amount of $3.6 million, an amount that includes the deepening to the 180 level and installation of a conveyor belt between 180 and 250 levels, and the rehabilitation and upgrading works needed to bring D shaft back into operation; and (iii) raising the tailings impoundment providing additional backfill capacity totalling $2.3 million.

Significant capital spending is expected at Huaron in 2008 as Pan American invests in the deepening project.  The budget for 2008 totals $14.6 million and includes: (i) mine capital amount of $9.2 million (primarily mine deepening to the 180 level, rehabilitations of shaft D, purchase of new mining equipment and expansion of the existing ventilation circuit); (ii) diamond drilling totalling $0.2 million; (iii) process capital of $1.7 million; (iv) maintenance and other equipment repairs and improvement of $2.0 million; and (v) safety and environmental of $0.1 million.

Marketing

The products of value produced from the Huaron mine are silver rich zinc, lead and copper concentrates.  All contracts are with arm’s length buyers. Huaron receives payment for an agreed percentage of the silver, lead, zinc or copper contained in the concentrates it sells after deduction of smelting and refining costs.

During 2004, the existing zinc concentrate contract was modified to provide for the commitment for the sale of total production until 2008, then following that period a commitment for the sale of 60% of total zinc concentrate based on market benchmark terms until 2011. In 2005, following a tender process, Pan American reached an agreement with Votorantim and settled the terms for 40% of 2009 zinc production (the remainder of the unsold concentrate).

In 2006 the copper concentrate contract with Doe Run Peru was extended until the end of 2008 with fixed terms.

In relation to the lead concentrate, Pan American has a contract with Doe Run Peru, Glencore International and Consorico Minero S.A. extending to the end of 2008.

During 2007, the revenue per type of concentrate produced by the Huaron mine were as follows:

	Revenue(1)	Tonnes	Average Sales Price per Tonne

Zinc Concentrate	$15.1 million	25,697	$619
Lead Concentrate	$21.6 million	14,664	$1,499
Copper Concentrate	$31.6 million	6,364	$5,024

(1)         Consists of sales to arm’s length customers.

During 2006, the revenue per type of concentrate produced by the Huaron mine were as follows:

	Revenue(1)	Tonnes	Average Sales Price per Tonne

Zinc Concentrate	$23.2 million	24,975	$929
Lead Concentrate	$17.1 million	17,002	$1,006
Copper Concentrate	$31.3 million	6,716	$4,661

(1)         Consists of sales to arm’s length customers.

During 2005, the revenue per type of concentrate produced by the Huaron mine was as follows:

	Revenue(1)	Tonnes	Average Sales Price per Tonne

Zinc Concentrate	$7,208,913	23,182	$311
Lead Concentrate	$9,887,443	15,992	$618
Copper Concentrate	$17,770,711	7,470	$2,379

(1)         Consists of sales to arm’s length customers.

To date, Pan American has not had any difficulty in securing contracts for the sale of Huaron concentrates, however, there can be no certainty that it will always be able to do so.

(iii)         La Colorada Mine

Ownership and Property Description

Pan American Silver’s wholly-owned subsidiary, Pan American Mexico, owns and operates the La Colorada mine.

The La Colorada property is comprised of 37 exploitation claims totaling 2,864.1 hectares. In addition, Pan American also has control over approximately 571 hectares of surface rights covering the main workings, namely the Candelaria, Campaña, Recompensa and Estrella mines.

To the Company’s knowledge, all permits and licences required for the conduct of mining operations at La Colorada are currently in good standing.

A report entitled “Technical Report for the La Colorada Property, Zacatecas, México” dated effective September 30, 2007 (the “La Colorada Report”) was prepared for Pan American in accordance with NI 43-101.  The La Colorada Report was authored by Andrew Sharp, AusIMM, Martin Wafforn P. Eng. and Michael Steinmann P. Geo., each of whom are Qualified Persons, as the term is defined in NI 43-101.  Messrs. Wafforn, Steinmann and Sharp are employed by the Company.  Certain statements in the following summary of the La Colorada property are based on and, in some cases, extracted directly from the La Colorada Report.

Location, Access, Climate and Infrastructure

The La Colorada mine is located in the Chalchihuites district in Zacatecas State, Mexico, approximately 156 kilometres northwest of the city of Zacatecas and 99 kilometres south of the city of Durango. The main municipality in the district is the city of Chalchihuites, 16 kilometres northwest of the La Colorada Mine, with a population of approximately 1,000.  The district’s general coordinates are longitude 23º, 23’ North and latitude 103º, 46’ West.  Topographic relief near the Candelaria, Recompensa and Campaña Mine sites is between 2,100 metres and 2,550 metres.

The La Colorada mine is accessed primarily from the city of Durango by a continuously maintained 120 kilometre all-weather, paved, two lane highway (Highway 45) and a 23 kilometre public, all weather, gravel road. The mine is also accessible from the city of Zacatecas by similar types of roads.

The physiography of the region is characterized by wide flat valleys and narrow, relatively low mountains ranges and hills.

The climate at the project site is arid to semi-arid and vegetation typically includes mesquite and cactus.  The rainy season is from July to September. Precipitation during this rainy season can be extreme and cause regional flooding and wash-outs.  However, in general, precipitation in the area is quite low and the mine is able to operate year round.

Electrical power is supplied from the Mexican national power grid and a 1.8MW diesel power station that feeds the mine property distribution system.  However, as a result of the heavy demands the Mexican national power grid suffers random power outages at the mine.  An additional 9 MW, 34.5 kV power line was constructed running 54 kilometres from Sombrerete to the La Colorada Mine and was completed by the end of 2007 with startup in the first quarter of 2008.  This will reduce diesel power station demand to back-up status only.

Water sufficient to support the mining operation is available on site and is supplied from an underground source.  As permitted by Mexican law, underground water is pumped to surface head tanks for use in the milling process, as well as for domestic services.  Underground water is also pumped to a water treatment plant, which was constructed in 2002, to provide potable water.  The potable water treatment plant is being upgraded in 2008.  Pan American estimates that the current volume of water supply meets the existing and planned future requirements of the project.

There is a long history of silver mining in Zacatecas State and as a result there is adequate infrastructure and currently a sufficient experienced workforce in the area.

Royalties and Encumbrances

To the best of Pan American’s knowledge, the La Colorada property is not subject to any other royalties or encumbrances. La Colorada’s present value of future environmental liabilities at December 31, 2007 have been estimated by the Company at approximately $4.7 million.  See “Narrative Description of the Business – Environmental Protection” for further disclosure regarding forward looking statements related to reclamation costs.

Taxation

The principal taxes of Mexico affecting the La Colorada operations include income tax, assets tax, annual fees for holding mineral properties, various payroll and social security taxes and a refundable value added tax.  The La Colorada operations generated an income tax expense of approximately $2.2 million in 2007, and a benefit of approximately $5.7 million in 2006 and NIL in 2005.

On October 1, 2007 the Mexican taxing authority enacted a new business flat tax (“IETU”) that becomes effective for years starting in 2008.  The IETU is defined as a minimum tax in respect to income tax (“IT”), but with a wider taxable base as many of the tax deductions authorized for IT purposes are not permissible for IETU.  The transitional provision establishes the rate for 2008 at 16.5% and 17% for 2009.  The rate applied after 2009 will be 17.5%.  The tax will be computed by applying the applicable rate to the amount resulting from deducting expenses related to the deductions authorized by the law from the total income earned in the year.

History

The production history of the Chalchihuites district began during Pre-Colonial times when natives produced silver and malachite. During the 16th century Spanish colonization, the village of Chalchihuites was founded and intermittent exploitation of the mineral deposits in the area commenced. By the 19th century, the

Spanish mines were operating continuously and important silver production was recorded. The War of Independence curtailed production from this and many other silver producing areas between 1910 and 1920.

In 1925, the Dorado family operated mines at two locations on the La Colorada property.  From 1929 to 1955, Candelaria y Canoas S.A., a subsidiary of Fresnillo S.A., installed a 100 tonne per day flotation plant and worked the old dumps of two previous mines on the La Colorada property.  From 1933 to the end of World War II, La Compañía de Industrias Peñoles also conducted mining operations on a single breccia pipe on the property.  From 1949 to 1993, Compañía de Minas Victoria Eugenia S.A. de C.V. operated a number of mines on the La Colorada property.

In 1994, Minas La Colorada S.A. de C.V. (“MLC”) acquired the exploration and exploitation claims and surface rights of Compañía de Minas Victoria Eugenia S.A. de C.V.  Until 1997, MLC conducted mining operations on three of the old mines on the La Colorada property. Production was at a rate of approximately 150 tonnes per day.

Pan American acquired La Colorada in April 1998.

Geology and Mineralization

The La Colorada property is located on the eastern flanks of the Sierra Madre Occidental at the contact between the lower volcanic complex and the upper volcanic supergroup.

The oldest rocks exposed in the mine area are Cretaceous carbonates and calcareous clastic rocks of the Cuesta del Cura and Indidura Formations.  Overlying the calcareous rocks is a conglomerate unit containing clasts derived mostly from the subadjacent sedimentary rocks.  Most of the outcrop in the mine area is represented by intermediate to felsic volcanic rocks of the regional lower volcanic complex.

The stratigraphically highest rocks in the mine area are felsic tuffs correlated with the upper volcanic sequence.  These tuffs unconformably overlie the trachyte along the southern property boundary, and are distinctly maroon coloured and show varying degrees of welding.

Thirteen breccia pipes have been mapped on the surface or in underground workings.  All of the pipes are located along or to the south of the No Conocida Poniente (NCP/NC2) vein complex.  The pipes are round to ovoid in shape, up to 100 metres in diameter, and can extend vertically more than 400 metres below the surface.  The breccias contain clasts of limestone and trachyte (often mineralized) in an altered trachyte matrix.  The ratio of limestone to trachyte clasts varies from pipe to pipe.  Clasts of vein material have been found in the breccias suggesting that they postdate the vein emplacement.

East to northeast striking faults form the dominant structures in the project area and play a strong role in localizing mineralization.  Most of these faults dip moderately to steeply to the south and juxtapose younger hanging wall strata against older footwall rocks.  Evidence suggests down-dip motion on these faults; however, most of the faults have been reactivated at some point so the movement direction during the initial formation is uncertain. Stratigraphic contacts are displaced from tens to over a hundred metres lower on down-dropped blocks.

The trachyte unit displays an eastward tilting that may reflect displacements on regional, orogenparallel structures outside the project area.  This tilting probably reflects the final episode of deformation.

La Colorada represents a typical epithermal silver/gold deposit, with a transition in the lower reaches of the deposit to a more base metal predominant system.  There are indications of what might be skarn style mineralization in the deepest holes on the property.

There are four dominant styles of mineralization at La Colorada: (i) breccia pipes; (ii) vein-hosted mineralization; (iii) replacement mantos within limestone; and (iv) deeper seated transitional mineralization (transition zone).

Mineralization in the breccia pipes generally has lower silver values and elevated base metal values.  Mineralization is associated with intense silicification and occurs as disseminated galena and sphalerite with minor chalcopyrite and bornite.  Sulphides are found in the clasts and the matrix.

Most mineralized veins on the property strike east to northeast and dip moderately to steeply to the south.  Veins occur in the trachyte and limestone units and cut across the bedding and contacts with little change in the width or grades of the vein.  Mineralized widths in the veins are generally less than two metres, but may be wider if there is a halo of replacement or brecciated material.  The No Conocida Poniente (NCP) Corridor strikes east-west and dips moderately to the south, with true widths of approximately up to 15 metres, but most of the economic mineralization is located in quartz veins, which are on average one to two metres wide.  In some cases vein fillings consist of quartz, calcite, and locally barite and rhodochorosite.  Where the veins are unoxidized, galena, sphalerite, pyrite, native silver and silver sulfosalts are present.  The major mineralised veins, including the NCP Corridor, are strongly brecciated and locally oxidized, obscuring original textural features.  Less deformed veins show mineralogical layering, crystal-lined open vugs, and hydrofracture vein breccias, indicating typical multi-stage growth.

The depth to the surface and the permeability of the mineralized zone control the level of oxidation in the veins.  These factors result in an uneven but generally well-defined redox boundary.

Manto style mineralization is found near vein contacts where the primary host rock is limestone.  At Recompensa, the mantos appear to be controlled by thrust faulting adjacent to the veins, and can form bodies up to six metres wide.  Most commonly, they occur in the footwall north of the steeply dipping vein, but depending on the orientation of the fault they can occur in the footwall, the hanging wall, or both.  The mineralogy of the mantos is characterized by galena and sphalerite with minor pyrite and chalcopyrite.  Gangue minerals are quartz, rhodochorosite, pyrolusite and other manganese oxides.

The deep seated transition mineralization consists of both vein type mineralization and more diffuse stockwork and breccia zones.

The current Mineral Resource and Reserve contains only vein hosted mineralization.  The Mineral Reserve/Resource ore zones at La Colorada as well as their orientation (strike/dip) and style of mineralization are as follows:

•                  NCP and NCP Corridor - Average orientation 075/60S 60º dip. The Corridor consists of the NCP footwall and NCP hangingwall structures. There are currently two hangingwall structures defined named HW and HW2. These zones are characterized by a broad mineralized shear within limestone containing one or more quartz veins parallel to the orientation of the shear. The majority of the silver mineralization is found in the quartz veins which in the NCP footwall vein are on average 2.9 metres wide and in the NCP hangingwall vein HW1 are on average 2.4 metres wide. HW2 vein is on average 2.0 metres wide and Split is 2.2 metres wide. Mining is in progress on various sublevels down to the 438 level. The NCP veins are economically the most important and contain 47% of the remaining resource and reserve ounces of silver.

•                  NC2 – Average orientation 045/70S 60º dip.  NC2 is a narrow (one-to-two metre) mainly sulphide and partly oxide vein that contains an important part of the current sulphide resources.  It has a strike length of over 700 metres and is open to the east where there is a wedge of inferred material below the east mine fault.  NC2 is developed down to the 390 level and has been drilled to below the 495 level where inferred resources have been estimated.  The NC2 vein is the most important source of sulphide mineralization and contains 29% of the remaining resource and reserve ounces of silver.

•                  Amolillo Vein (Estrella Mine) – Average orientation 45/70S 59º dip. The Amolillo Vein is an oxide vein located 500 metres north of the NC2 and NCP vein complex and to the east of the Recompensa vein with an average width of 2.2 metres. The vein lies mostly within the trachite host rock and limestone at depth. The Amolillo vein contains 11% of the remaining resource and reserve ounces of silver.

•                  Recompensa – Average orientation is 090/80N 75º dip.  Recompensa is a combination of vein and manto mineralization located more than one kilometre northwest of the NC2 and NCP vein complex.  The vein mineralization is narrow (less than one metre and averages 1.8 metres for the economic zone).  Recompensa contains a minor amount of oxide but mostly sulphide material.  A high gold grade manto has been discovered at the interaction of 2 veins that is currently being fully defined through drilling.  The Recompensa vein contains 8% of the remaining resource and reserve ounces of silver.

•                  4235 – Average orientation 090/75N 65º dip.  4235 is a narrow (approximately one metre) vein which occurs in the hanging wall of the NCP and NC2 vein systems counter to the orientation of these major veins.  It has a strike length of approximately 140 metres, and has been exposed by development on the 295 level and by drilling above and below that level.  The western half of 4235 is sulphide and the eastern half is oxide. Only resources have been estimated in this structure. The 4235 vein contains 3% of the remaining resource and reserve ounces of silver.

•                  San Juan/Santa Juana Veins – These veins lie at the intersection of the San Fermin Breccia.  At present these are entirely Resources.  The San Juan/Santa Juana veins contain 2% of the remaining resource and reserve ounces of silver.

•                  Inversa – This vein is a smaller version of the counter vein orientation V4325. Vein widths are around 2.3 metres.  This vein has been defined by mining development on the 335 and 355 levels and has been partially mined in 2007. The Inversa vein contains 1% of the remaining resource and reserve ounces of silver.

Exploration and Drilling

The bulk of Pan American’s exploration of the La Colorada property has been conducted through diamond drilling (surface and underground) and underground drifting on the veins and mineralized zones.

Historically, from 1997 to September 2007, Pan American drilled 145 surface holes and 208 underground holes.  Surface drilling was done with NQ sized core and underground drilling used BQ sized core, except for the drilling done in the NCP Corridor in 2000, which was done with HQ sized core in an attempt to improve recovery.

Prior to Pan American’s involvement in the La Colorada project, previous operators had drilled 131 holes for a total of 8,665 metres.  These holes were not used in Pan American’s reserve or resource calculation, with the exception of four holes where the original core was found and assayed by Pan American.

The holes generally range in length from 100 to 300 metres with dips of plus 45º to minus 90º.  Standard logging and sampling processes have been used to record information from the holes drilled by Pan American.  Interval samples have been cut with a diamond saw and the remaining half core is stored on-site.  Hole collars have been surveyed by total station survey equipment.

Recovery in the drill holes has generally been high (plus 80%), with the exception of holes drilled into the NCP Corridor ore zone where the recovery averaged 67%.  There was no significant bias in the drill holes that had poorer recovery.

Underground drifting along the mineralized structures is the second method of exploration.  Annually, the mine operation completes over 3,500 metres of drifting along structure.  The drifting allowed detailed mapping and structural interpretation of the ore zones, as well as providing key grade information.

An exploration drilling program of 12,923 metres in 2007, targeted various areas throughout the property.  There were many successful holes that lead to slightly more than replacement of Mineral Reserves mined during the year.  In addition, Mineral Resources grew including the discovery of a high grade gold manto in the Recompensa mine (currently in care and maintenance) that is planned for definition drilling phase that will lead to mine assessment in 2008.

Sampling and Analysis

The La Colorada database consists of two types of samples – underground channel samples and diamond drill core samples.

The sampling method for the underground exploration development along mineralized structures consists of channel sampling the back or roof of the tunnel every three metres. Vein and wall rocks are sampled separately. Sample lines are marked by the geologist and then the sample is taken by a helper using a hammer and chisel. Sample size is approximately three kilograms. To provide an accurate representation of vein grades, samples are taken regardless of whether the vein appears to be above cut-off or not.

In addition to the samples taken from development, the database includes stope samples.  Stope sampling methodology is the same as the development sampling, except that stope samples are taken at five metre intervals.  The reason for the five metre spacing as opposed to the three metre spacing is that the stope samples normally represent a smaller tonnage.

Drill holes are sampled and logged according to industry-accepted standards.  A staff geologist logs the holes for lithology, alteration, mineralogy, and recovery. Sample intervals are marked by the geologist who also assigns a sample number. As with the underground sampling, the samples are broken out by geology and vein and wall rock are sampled separately. Samples are split using a diamond saw.

Pan American has used four commercial labs in the past for exploration assaying at La Colorada: Bondar Clegg (Vancouver, B.C.), ALS Chemex (Vancouver, B.C.), Luismin (Durango, Mexico) and ALS Chemex de México (Guadalajara, México). All assaying by the commercial labs for gold and silver has been done using fire assay with either an atomic absorption (“AA”) or gravimetric finish on a one-assay tonne charge.  Base metals were assayed using acid solution and AA determination.  Some exploration and all mining samples are completed at the La Colorada lab which uses fire assay for gold and silver on a ten gram charge with a gravimetric finish.  Base metals are assayed using acid digestion and AA determination.

A QA/QC program consisting of check assays and blank samples at an independent laboratory was used throughout the drilling program conducted prior to 2004.  Additionally, there is a QA/QC program supervised by the geology department. It includes the submission of tertiary lab check assays (mostly to ALS Chemex) on 2-5% of the samples and 1-2% of check samples. This program was started with the new diamond drilling campaign in 2005.  Historically, the deviation between Chemex and La Colorada lab has been within acceptable limits and no significant biases have been encountered.

All of the drilling, sampling and QA/QC programs were conducted under the direct supervision of Pan American’s geology staff.

The 2005 Mineral Reserve and Resource used ore lithology densities based on previous years estimates that were calculated primarily from drill core analysis.  Densities in 2005 were based on host rock lithology and oxidation state.  Densities in the 2006 Mineral Resource and Reserve were based on oxidation state and base metal grades and were increased by an average 10% following a review of waste and ore density measurements taken in 2005 and 2006.  Prior resource and reserve estimates replaced missing minor element (gold, lead, zinc) assays with zeros.  This was found to under-estimate the minor element content and in 2006, the median value was used instead of zero.

The Mineral Resource and Reserve includes a 1.28 reconciliation factor for gold grades with the exception of the Recompensa high gold grade zone, which has no factor.

The Mineral Reserve estimate includes a minimum true mining width of 2.0 metres.

The Mineral Reserve estimate includes 5 to 15% mining loss of ore and 7.5% floor dilution and 13% other mining dilution.  Dilution is added at zero grade.

Mineral Reserves

The Company’s management estimates that mineral reserves at La Colorada, as at December 31, 2007, are as follows:

La Colorada Mineral Reserves (1), (2), (3)

Reserve Category	Tonnes	Grams of Silver per tonne	Grams of Gold per tonne	% Lead	% Zinc
Proven	826,735	431	0.49	1.10	1.93
Probable	457,070	415	0.46	1.29	2.21
Total	1,319,805	426	0.48	1.17	2.03

(1)   Calculated using a price of $11 per ounce of silver, $625 per ounce of gold, $1,600 per tonne of lead and $2,100 per tonne of zinc.

(2)   Mineral reserves for La Colorada have been prepared under the supervision or were reviewed by Michael Steinmann, P. Geo., Senior Vice President Geology & Exploration, and Martin Wafforn, P. Eng., Vice-President of Mine Engineering, as Qualified Persons as that term is defined in NI 43-101.

(3)   The La Colorada mine applies incremental cut off grades as the combined process plants currently have more capacity than the mines.  See also information in this Annual Information Form under the heading “Mineral Reserve and Mineral Resource Estimate Information”.

Based on the current mineral reserve and mineral resource estimates, the mine is projected to operate until the end of 2011.

Mineral Resources

The Company’s management estimates that mineral resources at La Colorada as at December 31, 2007 are as follows:

La Colorada Mineral Resources (1), (2)

Resource Category	Tonnes	Grams of Silver per tonne	Grams of Gold per tonne	% Lead	% Zinc
Measured	186,371	312	0.50	0.97	1.06
Indicated	928,327	313	0.68	1.22	1.87
Inferred	1,827,778	307	0.57	1.57	2.04

(1)        These resources are in addition to La Colorada mineral reserves.  Calculated using a price of $11 per ounce of silver, $625 per ounce of gold, $1,600 per tonne of lead and $2,100 per tonne of zinc.  See also information in this Annual Information Form under the heading “Mineral Reserve and Mineral Resource Estimate Information”.

(2)        Mineral resource estimates for La Colorada have been prepared under the supervision, or were reviewed by Michael Steinmann, P. Geo., Senior Vice President Geology & Exploration, and Martin Wafforn, P. Eng., Vice-President of Mine Engineering, as Qualified Persons, as that term is defined in NI 43-101.

Mining

The mining method utilized for the oxide ore is mechanized cut and fill from the property’s NCP, NC2 and Amolillo veins.  Fill material is sourced from development muck, waste slashed from walls in the stopes and surface stockpiled material.  No tailings backfill is planned.  Split sets, cemented split sets and shot-crete are used for ground control on various patterns depending on ground support requirements.

Mechanized equipment includes 3.75 cubic metre, two cubic metre and 1.5 cubic metre capacity scoop trams, low profile nine to twelve tonne capacity trucks for haulage in ramps, jack-legs and a one boom electric hydraulic jumbo for drilling and battery locomotives/Granby cars for sill haulage.  The replacement of the main hoist winch was completed in early 2007.

In June 2004, La Colorada stopped producing sulphides when the sulphide resource was exhausted above the de-watered level of the mine.  A dewatering study was conducted and new higher capacity pumping stations were built that allowed the production of sulphides to re-commence in July, 2006.

The La Colorada mine plan was developed for mining all areas concurrently.  The plan is based on providing up to 600 tonnes per day of ore to the oxide mill that was commissioned in 2004 and a further 250 tonnes per day of ore to the sulphide mill.

The Amolillo section of the mine began production in the second half of 2006.  In 2007, this mine augmented production from Candelaria by 58,341 tonnes of oxide ore.

Milling

Milling consists of a 650 tonne per day conventional cyanide recovery plant for oxide ore as well as a sulphide ore processing plant that was name-plated at 250 tonne per day but now has maximum throughputs as high as 530 tonne per day.  The sulphide plant processes sulphide ore containing valuable silver, lead, gold and zinc is recovered as concentrate in this circuit via froth flotation. The oxide plant produces a silver doré from a zinc precipitate recovery circuit and on-site refinery.

Environment

An environmental impact study (“EIS”) and risk assessment on the La Colorada property was submitted to Mexican environmental authorities in early March 1999.  The EIS described the impact of proposed development and mining activities and provides conceptual plans for closure and remediation.  The EIS was approved by the Mexican authorities in November 1999.

To the best of Pan American’s knowledge, Pan American’s operations at the La Colorada mine currently comply in all material respects with applicable Mexican laws.

The three most significant environmental issues associated with the La Colorada property are the stability of operating tailings facility, stability of abandoned tailings facilities on the property and mine water discharges.  In addition, domestic waste water discharge from on-site buildings, and an uncovered solid waste landfill on the western portion of the La Colorada property.  The waste water treatment facility was upgraded in 2007 with the installation of a treatment facility.  This facility is now operational.

The existing lined tailings facility Tailings Dam #6 completed a third stage of expansion (a cap raise) in 2007.  A fourth stage (down stream) expansion will be carried out in 2008, and designs have been developed for a final fifth stage (down stream) expansion, should Reserves warrant.  The fifth stage is not currently in the mine plan.

A solid waste landfill is located on the western portion of the La Colorada property.  The historic landfill wastes on the arroyo slope are not covered but new fill is deposited into open trenches atop the landfill and covered on a weekly basis.

Pan American has estimated the present value of the final site reclamation costs for the La Colorada property to be approximately $4.7 million.  During 2005, Pan American began reclamation work concurrent with mining operations by reclaiming old tailings on the property.  This work allows efficient use of people and equipment on-site for operations and will continue in 2008.  See “Narrative Description of the Business – Environmental Protection” for further disclosure regarding forward looking statements related to reclamation costs.

Health and Safety

A formal safety audit was conducted in December of 2006 at the La Colorada Mine by a third party consultant and the Company’s Director of Safety and Training. A subsequent audit was conducted in October, 2007 using the Company’s Director of Safety and Training and safety managers from some of Pan American’s other mines.  In 2006, all protocols and procedures were updated at the mine as a result of a safety audit investigation conducted by the Director of Safety and Training.

Capital Expenditures

In 2007, capital expenditures at La Colorada totalled $8.9 million and consisted of: (i) mine equipment replacement and improvement totalling $2.5 million; (ii) mine development totalling $5.1 million; and (iii) diamond drilling totalling $1.3 million.

La Colorada’s budget for 2008 totals $10.3 million, and includes: (i) mine development and equipment amount of $6.8 million; (ii) plant equipment replacement totalling $3.1 million; and (iii) system improvement for $0.4 million.

Marketing

All of La Colorada’s concentrate production is sold under a one-year contract (renewable) expiring in 2008 to an arm’s length smelter located in Torreón, Mexico.  All silver doré produced from the oxide mill at La Colorada is sent for refining at arm’s length refineries located in Torreón, Mexico and subsequently sold to various banks dealing in bullion.

During 2007, the revenue produced by the La Colorada mine was as follows:

	Revenue(1)	Quantity

Silver and Gold in Doré	$35.5 million	2,358,000 ounces silver and 2,300 ounces gold
Lead Concentrate	$19.3 million	1,918 tonnes
Zinc Concentrate	$2.5 million	1,689 tonnes

(1)             Consists of sales to arm’s length customers.

During 2006, the revenue produced by the La Colorada mine was as follows:

	Revenue(1)	Quantity

Silver and Gold in Doré	$37.7 million	3,185,000 ounces silver and 3,600 ounces gold
Lead Concentrate	$3.2 million	441 tonnes

(1)             Consists of sales to arm’s length customers.

During 2005, the revenue produced by the La Colorada mine was as follows:

	Revenue(1)	Quantity

Silver and Gold in Doré	$21.6 million	2,508,000 ounces of silver and 2,500 ounces of gold

(1)             Consists of sales to arm’s length customers.

To date, Pan American has not had any difficulty in securing contracts for the sale of the La Colorada concentrates or doré, however, there can be no certainty it will always be able to do so.

(iv)          Alamo Dorado

Ownership and Property Description

In 2003, the Company completed an acquisition of Corner Bay and its subsidiaries, which originally held the rights to conduct exploration activity on the Alamo Dorado mineral deposit. Today, the Alamo Dorado project is managed and operated through Pan American’s wholly owned Mexican subsidiary, MCB.

The Alamo Dorado project is located 45 kilometres south-southeast of the town of Alamos in the southeast corner of the State of Sonora, near the border with the State of Sinaloa in northwest Mexico at 26º, 44’, 44.2’’ North Latitude and 108º, 40’, 00.7’’ West Longitude.

The Alamo Dorado Project consists of two contiguous exploitation concessions, the 509 hectare Alamo Ocho Concession and the 4,865 hectare Alamo Dorado Concession; and five exploration concessions covering 6,014 hectares, and surface rights covering 763.64 hectares.  All of the mineral reserves and resources for the Alamo Dorado project lie within the boundaries of the Alamo Ocho and Alamo Dorado concessions and these surface rights.  The Alamo Ocho Concession expires in 2050, the Alamo Dorado Concession expires in 2054 and the five exploration concessions expire between July 2007 and June 2009.  The Alamo Ocho Concession was purchased by Corner Bay from Alfredo Duran Viramontes and Roberto Duran Viramontes for $425,000 in semi-annual payments from 1997 to 2002 and a balance payment of $300,000, all of which have been paid.

To the Company’s knowledge, MCB has in its possession, all of the principal permits necessary for the operation of Alamo Dorado.

MCB has an existing agreement with SEMARNAT for compensation activities in mitigation for the environmental impact of the Alamo Dorado project.  MCB is conducting its compensation activities on schedule and within the framework of its agreement with SEMARNAT.

A report entitled “Feasibility Study Volume I – NI-43-101 Technical Report for Alamo Dorado Project, Alamos, Sonora, Mexico” dated March 31, 2005 (the “Alamo Report”) was prepared for Pan American in accordance with NI 43-101.  Certain statements in the following summary of the Alamo Dorado property are based on and, in some cases, extracted directly from the Alamo Report.

A qualified workforce is available in the community and the operation is currently fully staffed.

Location, Access, Climate and Infrastructure

The Alamo Dorado project can be accessed from the United States via interstate 19 south of Tucson crossing into Mexico at the border town of Nogales, Arizona continuing on the Mexican toll highway 15 which is a well-maintained, four-lane, paved road that starts at the border town of Nogales, Sonora and heads south through Hermosillo, Ciudad Obregon and into Navojoa. From Navojoa, the road to Alamos, Sonora, is an overwidth two-lane paved road (recently upgraded in 2006). The project is 40 kilometres southeast of the town of Alamos and is accessed primarily via a moderately maintained dirt road which was recently upgraded by MCB.  A secondary access route exists that is used for heavy deliveries and shipments.  There are water crossings that are impassable for short periods during heavy local downpours in the rainy season.  During these periods, personnel will access the site solely via a route which includes a bridge suitable for passenger vehicles, but which would not be used for bulk consumable shipments.  Major airports in the state of Sonora are located in Hermosillo in the central sector of the state, and Ciudad Obregon to the south.  The airport at Ciudad Obregon is approximately 75 kilometres north of Navojoa or 125 kilometres northwest of the Alamo Dorado site.  The town of Alamos also has a sealed airstrip that is in the process of certification for international air traffic.

The climate of the Alamo Dorado project area is transitional between the tropical climates further south and the subtropical desert lands typical of the Pacific Coast of Baja, California.  The area is generally dry with the warmest period typically occurring between June to September.  Precipitation occurs during a short but intense rainy season that typically extends from July through September. The mine operates year round.

The terrain in the vicinity of the Alamo Dorado project site consists of moderate to steep foothills that characterizes the area located between the coastal plain of the Sea of Cortez to the west and the Sierra Madre Occidental mountain range to the east.  Local relief ranges from 300 metres above sea level to approximately 550 metres above sea level at the top of Cerro Colorado Ridge in which the Alamo Dorado deposit occurs.  The tops of the hills consist primarily of unmineralized bedrock exposures with flanks that are covered by coarse colluvium. Drainages in the nearby valleys are typically incised about two-to-four metres in depth, indicative of shallow bedrock and relatively high rainfall runoff.

Construction of the Alamo Dorado mine was completed by the end of 2006 and the site now has the following facilities in full operation: mobile mine equipment shop warehouse facility, and laboratory facilities completed in 2005; explosives magazine constructed in 2004; fully developed open pit mine following pre-stripping activities completed during 2004 and 2005; precious metals processing plant completed by the end of 2006, including but not limited to, the crusher, grinding mills, leach tanks, filter plant, refinery and an acidification, volatilization and reneutralization  (“AVR”) plant; installation of a 115 kV power transmission line from the Miguel Hidalgo hydroelectric station 35 kilometres away was completed in 2006; development of three water supply wells

27 kilometres to the southwest complete with pumps and a pipeline was completed in 2006; administration and communication facilities were completed in 2006; and a tailings embankment was constructed in 2006 and the initial plant tailings were placed in the facility by the end of 2006.  Commercial production was declared at Alamo Dorado on April 1, 2007 upon the completion of commissioning.  The mine and plant operated during the entire year of 2007.

Royalties and Encumbrances

To the best of Pan American’s knowledge, the Alamo Dorado project is not subject to any royalties or encumbrances.  Alamo Dorado’s present value of future environmental liabilities at December 31, 2007 has been estimated by the Company at approximately $4.9 million.  See “Narrative Description of the Business – Environmental Protection” for further disclosure regarding forward looking statements related to reclamation costs.

Taxation

The principal taxes of Mexico affecting Alamo Dorado include income tax, asset tax, annual fees for holding mineral properties, various payroll and social security taxes and a refundable value added tax.

On October 1, 2007, the Mexican taxing authority enacted a new business flat tax (“IETU”) that becomes effective for years starting in 2008.  The IETU is defined as a minimum tax in respect to income tax (“IT”), but with a wider taxable base as many of the tax deductions authorized for IT purposes are not permissible for IETU.  The transitional provision establishes the rate for 2008 at 16.5% and 17% for 2009.  The rate applied after 2009 will be 17.5%.  The tax will be computed by applying the applicable rate to the amount resulting from deducting expenses related to the deductions authorized by the law from the total income earned in the year.

History

Prior to 1997, there is no record of any modern exploration conducted on the Alamo Dorado project nor are there any records of production, although there is evidence of a few old adits in the general area.  All recorded drilling at the property has been undertaken since 1997.

Geologists from MCB visited the property in 1997 and collected some grab samples from various locations along the north trending ridge.  Encouraged by the positive assay results from those samples, MCB began a systematic surface sampling program and eventually obtained an agreement to purchase the Alamo Ocho concession from the owners.  The surface sampling program outlined a 300-metre-long north-south trending silver-gold anomaly situated along the east side of the Cerro Colorado Ridge.

Exploration on the Alamo Dorado project has been comprised primarily of reverse circulation drill campaigns conducted annually from 1998 to 2001.  A structural geology examination of the property was undertaken in 2000 through mapping of surface exposures along drill access roads.  A more comprehensive 1:2500 scale geologic mapping program was conducted in 2001 over an area of about four square kilometres in the project area.  Results established surface extents of the volcanic lithologic units, cross cutting dykes and alteration patterns and provided a linkage for the interpretation of the drilling geological data.  Exploration that was completed through 2002 formed the basis for Mintec to create a resource model for the property.

On February 20, 2003, the Company acquired Corner Bay pursuant to a plan of arrangement under the Canada Business Corporations Act, and in connection therewith the Company issued 7,636,659 common shares and 3,818,329 common share purchase warrants exercisable for a period of up to five years at a price of C$12.00 per common share.  The Company also granted options to purchase up to 553,847 common shares of the Company to former employees of Corner Bay and its subsidiaries.

In 2003, a structural geology evaluation of Alamo deposit concluded that reserves were structurally controlled rather than disseminated as previously interpreted.  This raised the prospect that the mineralization might be better suited to a milling type operation rather than a heap leach operation, as previously interpreted.

A new resource model was prepared in 2003 that reduced the overall resource by 40%, primarily due to a revised structural geology interpretation.

An infill drilling program was conducted on the Alamo Dorado concession in the first half of 2004 in order to confirm the revised interpretation of the reserves, and to provide core samples for the metallurgical testing needed for design of a mill and recovery plant.

In 2004, Pan American contracted a third party to conduct a study to confirm whether a milling operation was the optimum type of recovery operation for the Alamo Dorado mining project.  This study indicated that project economics could be improved by using grind-leach circuits in a mill instead of the previously evaluated heap leach concept.  A throughput tradeoff study for the milling option completed in 2004 indicated that a 4,000 tonne per day throughput was the optimum production rate for a milling circuit.

In September 2004, Pan American commenced an update of the Alamo Dorado Feasibility Study for a new project based upon the revised resource model, and a conventional milling and leaching circuit.  A number of consulting firms were engaged to collaborate on the study.

In 2005, the Company’s board of directors approved a $76.6 million project to construct and operate the Alamo Dorado silver mine.

As a part of the new feasibility work, Pan American conducted a pilot scale demonstration of the leaching, filtering and AVR process technology which was selected for the project.  In addition, the solutions produced in the pilot plant were used for laboratory scale testing of the electrowinning technologies under consideration, and tailings samples were taken for physical, chemical and environmental characterization.  Results of the pilot plant tests were satisfactory and substantiated the estimates and forecasts in the feasibility study.

Design commenced in March, 2005 and on site construction began in April, 2005.

The majority of the mine equipment was selected, procured, and shipped to the site in mid-2005.  Mine pre-stripping operations commenced at the Alamo Dorado project in August, 2005 and continued ramp-up until June 2006 where highest production was proven at the highest requirement of the life-of-mine plan (13Ktpd).  By the end of December 2006 the mine had stockpiled 620Kt of ore at 62gpt Ag and 0.31gpt Au, mined 4143Kt of in-pit waste, mined over 700Kt of ex-pit waste including developing 12.6 kilometres of access roads, completing the tailings facility phase 1 footwall and under-drains, completing the sediment retention dam, completing 1.5 kilometres of sediment control channels and aiding mill earthworks construction.

Construction of the open pit mine and processing facility was completed in the fourth quarter of 2006 as efforts turned to commissioning of the filtration, refining, and acidification volatilization reneutralization (“AVR”) for cyanide recovery circuits. Total construction costs for the project have amounted to approximately $81.5 million.  In addition, costs to build the initial ore stockpile and in-circuit silver inventories, which totalled $2.3 million, have been recorded as current working capital. Slow start-up of the filtration circuit pushed initial silver production to the first quarter of 2007.

The operation completed its commissioning phase in the first quarter of 2007 with the first silver pour and operated throughout the entire year.  The last quarter of 2007 was 14% above the nameplate 4,000 tonnes per day.

During the year, 1,468,303 tonnes of ore and 1,703,509 tonnes of waste were mined.  The process plant milled 1,139,899 tonnes of ore and produced 3,809,033 ounces of silver and 13,335 ounces of gold.

The completed process facilities include a 42” gyratory crusher, 6.7 metre diameter SAG mill, 4.3 by 7.5 metre ball mill, 8 leach tanks for 100 hours of leach retention, two 162 square metre vacuum belt filters, 30-cell electrowinning circuit, and an AVR for cyanide recovery and reuse.  Although no unit operation of the process plant is unique or untested technology, the flow scheme is innovative and allows the direct deposition of non-toxic moist (22% moisture) solid tailings to cake directly to the tailings facility.  Support facilities include a 35 kilometre 115 kVA line fed from a local hydroelectric station, a 27 kilometre water line supplying from three wells, a microwave connection to modern telecommunication systems, and a two MW generator for backup power supply.

Geology and Mineralization

The Alamo Dorado project is located in the Sierra Madre Occidental Range, a late Cretaceous to Tertiary age volcanic province that extends for hundreds of kilometres through northwestern Mexico.  The volcanics overlie a basement of Paleozoic and Mesozoic matemorphic rocks that have been locally intruded by various Cretaceous intrusions.  The volcanic sequence is grouped into lower and upper units based on the different styles of volcanism that are present.  The Lower Volcanic Sequence is of late Cretaceous to early Tertiary age and consists of up to 1,000 metres of tuffs, flows, and volcanic breccias that are andesitic to dacitic in composition.  The Upper Volcanic Sequence is of middle Tertiary (Oligocene-Miocene) age and consists of more than 1,000 metres of ash flow and ash fall tuffs of rhyolite to dacite composition that lie unconformably upon the Lower Volcanic Sequence.

A period of particularly active tectonism, including intrusion and uplift, occurred between the deposition of the Lower Volcanic Sequence and the Upper Volcanic Sequence.  Uplift and faulting of the Sierra Madre Occidental province was accompanied by the intrusion of felsic to mafic composition dykes, along with the local emplacement of intrusive stocks and batholiths.  Mining districts in the Sierra Madre Occidental province are typically located along sheared and faulted structural zones formed in the Lower Volcanic Sequence, and to a lesser extent, within the underlying granitic intrusives.  After emplacement of the granitic body, the area continued to be a center of igneous activity, as at least seven distinct dykes or plugs appear to post-date the granitic intrusion.

Uplift of the Sierra Madre Occidental province continued following Tertiary volcanism.  Erosion of the uplifted area has resulted in deep canyons and rugged topography.

In the Alamo Dorado mining concession, the Upper Volcanic Sequence is present in the higher parts of the surrounding mountains, but has largely been removed by extensive erosion in the region.  Near the eastern boundary of the Alamo Dorado mining concession there are relatively underformed, gently dipping stratified rocks, which are probably Oligo-Miocene in age and are part of the Upper Volcanic Sequence.

The host rocks at the Alamo Dorado mine consist of a sequence of ductile deformed, steeply dipping, Mesozoic epiclastic marine rocks that contain minor intercalated siliceous exhalite and pillow basalt.

During the early Tertiary, the marine sediments were accreted onto the fore arc terrain of a north-west trending magmatic arc.  The Laramide orogenic event probably caused at least the first phase of ductile deformation which resulted in the development of a strong penetrative planar fabric and the metamorphism of the sediments to greenschist facies.

Deformation of the rocks at Alamo Dorado was episodic and progressed before, during and after deposit formation. Alteration of the metasedimentary rocks to an assemblage of quartz-muscovite occurred in and marginal to major fault zones.

The metamorphosed marine sedimentary rocks were intruded by dacite dykes, a diorite feldspar porphyry dyke, a hornblende phyric intermediate dyke, at least two phases of granodiorite stocks and minor aplite dykes.

Mineralization and alteration at Alamo Dorado is controlled by an early cryptic structural zone that has since been transposed and kink folded by the regional ductile deformation events.  The current shape of the orebody is controlled by a combination of the post-mineral ductile deformation events, and the relatively late, north-west trending block faults, which compartmentalize different portions of the deposit.  Silver and gold mineralization may have been associated with the emplacement of the diorite feldspar porphyry dyke and/or first phase granodiorite stock, both of which display hydrothermal alternation and contain silver mineralization.

Hypogene silver mineralisation occurs predominantly as argentite with fine (50 µm - 0.1 µm) disseminated pyrite in clear glassy quartz veins, within quartz crystals of siliceous gangue and within fractures in siliceous gangue.  It also occurs as tetrahedrite inter-grown with pyrite, galena and sphalerite.

In a high grade pervasively silicified-pyritised rock silver mineralization is reported acanthite intergrown with and rimming galena in a late quartz-sphalerite-pyrite-galena-chalcopyrite vein, in addition to an unidentified silver sulphosalt inter-grown with chalcopyrite.

Within a sample of diorite feldspar porphyry dyke trace silver mineralization occurring as a silver sulphosalt is recognized with disseminated pyrite-chalcopyrite-galena in altered mafic minerals and a quartz-chlorite groundmass gangue.

The occurrence and mineralogy of gold mineralization is unclear, due to the low gold grades within the deposit, it is difficult to find gold grains within samples.  One 4µm grain of gold was observed with argentite in fractures within clusters of pyrite.

In the oxide environment silver is very mobile, evidenced by strong leaching of silver mineralization especially from the top 15 metres of the Alamo Dorado deposit.  Within the oxide horizon silver mineralization occurs in the form of silver chloride mineral chloroargyrite, in this environment acanthite and silver sulpho-salts are also stable.  Due to the deep weathering of the deposit in the area of the pit, chloroargyrite is a dominant silver mineral.

Exploration

No additional exploration was conducted at the Alamo Dorado property during the construction, commissioning and operation of the new mine.

Drilling, Sampling and Analysis

The Alamo Dorado project has been evaluated in five separate drilling campaigns using reverse circulation (“RC”) drilling techniques and diamond drill coring methods.  A total of 79 drill holes were drilled on the property in 1997:  75 RC holes and four core holes.  The 19 discovery drill holes were drilled in 1998 and 11 of the 19 holes were deepened in 1999.  An additional 23 new RC drill holes were drilled in 1999, along with four large diameter core holes.  The core drilling was specifically for metallurgical testing.  In 2000, 14 previously drilled holes were deepened and 25 new RC holes were drilled.  Eight more RC holes were drilled in 2001.  In 2004, infill core holes were drilled for confirmation of the new resource model, and for physical samples needed for milling, leaching and pilot plant testing.

Drilling totals 31,604 metres in 130 drill holes. The holes generally range in length from 90 to 390 metres, averaging 243 metres.  Drill holes were drilled at a declination of between 38° and 70°, with a single vertical hole.  The major bearing was easterly with a subordinate number of holes drilled from the west.  Drill hole collars were located respective to a property grid.

Standard logging and sampling conventions were used to capture information from the cuttings and drill core.  Inspection of the model and drill hole data in plans and sections, together with the spatial statistical work showed reasonable geologic and grade continuity in the main area of mineralization.

A program was conducted to assure the quality of its sample preparation and assaying.  The routine assaying was done at Bondar Clegg, a recognized assay laboratory.  This laboratory performed duplicate assays on course reject material, and the precision of these duplicate assays (approximate 15% relative standard deviation of pair differences) is typical of that achieved for similar deposits within the mining industry.  Check assays were done on pulps at a number of laboratories.  The vast majority of these checks confirm the original assays which will be used to perform resource estimation.  A small percentage of potentially contaminated assay intervals were identified in RC holes, all within zones drilled under wet conditions.  These data were set to zero for the purpose of reserve and resource estimation.  Management of the Company is of the opinion that the Alamo Dorado project’s quality assurance program meets industry standards.

Data verification and QA/QC checks were performed on various occasions by retained consultants on different vintages of the Alamo Dorado database.  The bulk of the assays in the database were examined in 2002 as a part of a feasibility study that was undertaken by MCB.  In addition, RMI selected 21 drill holes so that independent third parties could perform an assay verification check.  These holes were selected from all of the major drill campaigns and were spatially located throughout the deposit.  These QA/QC checks met industrial standards.

Based on these various data verifications that have been conducted, the Alamo Dorado assay database has been shown to be accurate and suitable for use in estimating resources.  Very few errors have been found with respect to the assay values that are stored in the electronic database versus certified assays.

For mining, samples are taken from the Ingersoll Rand blast-hole cones using two trays inserted under the drill shroud.  The samples do not contain sub-drill material.  The blast-holes are drilled on a four by five metre staggered pattern.  The sample tray material is combined and single pass split at the rig to a minimum weight of 5kg (normal average 8kg).  The samples are analysed on site at the Alamo Dorado laboratory.  The samples are split, dried, pulverized, split and fire assayed with AA finish for Ag and Au.  Duplicate samples are analysed for every 20th sample and all duplicates are also assayed by external laboratory (principally ALS Chemex).  A certified standard is inserted to every batch or a minimum of 1:20 samples.  Every 100th sample is tested for Net Acid Producing Potential as an assurance process.  Every 20th sample is also sampled for minor elements Cu, Fe, Mn, Pb and Zn.

Mineral Reserves

Principally based on the Alamo Report, but amended for stockpiled ore estimates, milling depletion and current operating cost projections the estimated proven and probable mineral reserves at the Alamo Dorado project are as follows:

Alamo Dorado Mineral Reserves (1), (2)

Class Reserve Category	Tonnes	Grams of Silver per tonne	Grams of Gold per tonne
Proven	1,775,000	98	0.37
Probable	9,444,000	114	0.30
TOTAL	11,219,000	111	0.31

(1)	Calculated using a price of $11 per ounce of silver and $625 per ounce of gold.
(2)

Mineral reserve estimates for Alamo Dorado were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., Senior Vice President Geology & Exploration, and Martin G. Wafforn, P.Eng., Vice-President of Mine Engineering as Qualified Persons as that term is defined in NI 43-101.

See also information in this Annual Information Form under the heading “Mineral Reserve and Mineral Resource Estimate Information”.

The Alamo Dorado open cut mine uses a cut off grade that varies by each block, primarily as a function of the copper grade and expected cyanide consumption during the treatment process. The lowest value for cut off grade used at Alamo Dorado is 55 g/t silver equivalent grade. The metallurgical recoveries for gold and silver are calculated for each block using the following formulae:

Silver recovery = 0.95 - 5 / silver grade (g/t) – 0.0005 * Copper grade (ppm)

Gold recovery  = 0.95 - 0.001 / gold grade (g/t) – 0.0005 * Copper grade (ppm)

The Alamo Dorado cut-off has a cost basis that includes the full milling and tails storage cost (including a variable cyanide cost based on the copper grade), the differential mining cost between ore and waste, the administration cost at the time of milling low grade ore and the low grade rehandle cost.

Mineral Resources

Based on the Feasibility Study prepared in 2005, utilizing the same pit shell design as used in the Feasibility Study, but assuming a higher metal price of $11.00 silver and $625 per ounce gold, estimated mineral resources at the Alamo Dorado project are as follows:

Alamo Dorado Mineral Resources (1), (2)

Class Reserve Category	Tonnes	Grams of Silver per tonne	Grams of Gold per tonne
Measured	263,000	84	0.31
Indicated	3,610,000	71	0.23
Inferred	518,000	79	0.30

(1)	Calculated using a price of $11 per ounce of silver and $625 per ounce of gold.
(2)

Mineral resource estimates for Alamo Dorado were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., Senior Vice President Geology & Exploration, and Martin G. Wafforn, P.Eng., Vice-President of Mine Engineering as Qualified Persons as that term is defined in NI 43-101. See also information in this Annual Information Form under the heading “Mineral Reserve and Mineral Resource Estimate Information”.

Mining

Alamo Dorado is a conventional surface mine that utilizes a 7.5 cubic metre hydraulic shovel, a 6.5 cubic metre front end loader and six 53 tonne mechanical rock trucks for the principal earthmoving.  The mine is designed to deliver 4,000 tonnes of ore per day to the plant and remove the necessary waste rock to the waste dumps.  At the end of 2007, there were 11,219,000 tonnes of proven and probable ore reserves, with 10,308,000 tonnes remaining to be mined from the pit and the rest in ore stockpiles. There are approximately a total of 22,334,000 tonnes of ore and waste remaining to be mined in the pit, meaning that the estimated required overall strip ratio is 1.17:1, or 8,700 tonnes per day. The equipment fleet selected for Alamo Dorado has demonstrated capacity of up to 13,000 tonnes per day on a single shift per day basis. Additional mining capacity would be available if required by adding another operating shift. The overall strip ratio of 1.65:1 waste to ore reported in the NI 43-101 technical report of March 31, 2005 has been improved by: mining a higher strip ratio to start the pit; reducing the effective cut off grade from 60 g/t to 55 g/t silver equivalent grade primarily the result of higher metal prices, and improving the pit design. The mine is being developed in two phases, with an initial phase designed to develop downward into the deeper, higher grade reserves which will complete by early 2009, and a second phase of development balancing the material movements with the first phase which will expand the pit to its final high-wall and depth.  This second phase is expected to commence in early 2008 and is expected to complete in 2013.  As of the end of 2007, the mine was on schedule with its mine plan.

The mine stockpiles low grade and mineralized waste category material.  The high grade cut-over was selected to maximize return on investment whilst not compromising ore block integrity.  The low grade material is above the incremental break even cut-off.  The mineralized waste is stockpiled at mineral prices 10% above the current Mineral Reserve.

After mining completes, processing of the low grade stockpiles will commence.

The estimated life of Alamo Dorado’s reserves at the current design levels will allow the project to operate within the life cycle of the initial mine equipment and should not require significant replacement capital.

Milling

Ore from the Alamo Dorado deposit is treated by conventional crushing and SAG/Ball mill grinding to –74 μm, followed by thickening, agitated cyanide leaching, leach residue filtration, direct electrowinning to produce a cathode sludge, AVR cyanide recovery and recirculation, leach residue washing with AVR product solutions, dry stack tailings and conventional silver and gold doré bar production from melting of the cathode sludge.  The nominal design treatment rate is 4,000 tonnes per day of ore on a 24-hour per day schedule.  In the latter months of 2007, the plant consistently operated at rates at and above the feasibility design rates.  Once in full operation mode the mine’s tailings treatment process is expected to recover at least 97.5% of the sodium cyanide used and also neutralize mill tailings, thus reducing the mine’s environmental impact and reclamation costs.

The operation completed its commissioning phase in the first quarter of 2007 with the first silver pour and operated throughout the entire year.  The last quarter of 2007 was 14% above the nameplate 4,000 tonnes per day.  During 2007, the process plant milled 1,139,899 tonnes of ore and produced 3,809,033 ounces of silver and 13,335 ounces of gold.

The dry stackable tailings facility consists of downstream constructed embankment that buttresses the moist tailings cake placement.  The impoundment area for tailings placement is not lined given the design expectation that the moist cake meets the permit specification.  As at the end of 2006, the first phase embankment was completed as were the related under-drains and channel seepage beneath the facility into a lined collection pond below the embankment.  During 2007, initial mechanical fill of tails was successfully completed.  The collection pond is equipped with a pump to that can transfer solutions back to the mill.

Environment

The original environmental permitting work considered options developed for the 2002 Feasibility Study, and was provided by Corner Bay in conjunction with Agauyo Consultoria Ambiental, Corner Bay’s environmental consultant and coordinator.  An environmental impact statement and risk assessment study, as well as ancillary documents were submitted by Corner Bay to the Mexican Secretary for Environmental and Natural Resources (“SEMARNAT”) to identify potential major deficiencies and for appropriateness for permitting Alamo Dorado.  SEMARNAT recommended a finding of no significant impact in the original impact statement/permitting document.  Following completion of the updated feasibility study, the original environmental impact statement and risk assessment study documents were revised, resubmitted and approved by SEMARNAT. Project construction commenced in 2005 based on the approved environmental impact statement and an improved modification of the SEMARNAT Temporary Land Use Permit for the operation of a milling operation and disposal of non-toxic tailings in a dry stack tailings area.

Pan American has estimated the present value of final site reclamation costs for the Alamo Dorado property to be approximately $4.9 million.  See “Narrative Description of the Business – Environmental Protection” for further disclosure regarding forward looking statements related to reclamation costs.

Health and Safely

In 2005, an Emergency Response Plan (“ERP”) was developed for the Alamo Dorado project. The detailed plan outlines responses to safety and environmental emergencies. The plan may also be incorporated at other Pan American operations.  In 2006, Alamo Dorado completed MSHA (Mine Safety and Health Administration) training for all Pan American employees, and also completed one million hours without a lost time incident in June of 2006.  In February 2007, a formal safety audit of the Alamo Dorado mine was completed by a third party consultant and the Company’s Director of Safety and Training.

Capital Expenditures

Construction of the Alamo Dorado mine was completed by year end 2006.  Total project expenditures through the end of the first quarter of 2007 were approximately $5.9 million.  The mine then entered into commercial production in the second quarter of 2007.

Marketing Sales

Most production from the Alamo Dorado mine is in the form of doré bars, which is refined at arm’s length refineries prior to the sale of refined silver and gold to bullion banks and traders.  Pan American has entered into multi-year refining contracts with a Mexican refiner, Penoles, and a U.S. Refiner, Essential Metals for part of the production from Alamo Dorado.

Alamo Dorado also produces a small amount (approx 5% of total silver production) of silver and gold in the form of a copper-lead rich precipitate from the AVR circuit.  This material is trucked to the La Colorada Mine and mixed with the Lead-Silver concentrate for sale to Penoles under current contract agreements.

During 2007, the revenue produced by the Alamo Dorado mine was as follows:

	Revenue(1)	Quantity

Silver and Gold in Doré	$43.6 million	2,810,082 Ounces of Silver 9,628 Ounces of Gold

(1)             First quarter 2007 sales were accounted for as pre-commercial production.

(v)           Morococha Mine

Ownership and Property Description

The Morococha mine is owned and operated by Argentum, a Peruvian company in which the Company, through its subsidiary Pan American Peru, has a 92.01% voting interest as of October 31, 2007 (the remaining interest is held by Alejandro Gubbins and Compania Minera Casapalca S.A).  In addition, the Company has 68.72% of the non-voting investment shares having a total ownership interest of 89.35%.

The Morococha property is located in the Morococha District, Yauli Province, Junin Department, Peru, on the east side of the continental divide just below Ticlo summit, approximately 38 kilometres west of the city of La

Oroya and 137 kilometres east of Lima.  The Morococha property’s general coordinates are latitude 11° 36’ South and longitude 76° 10’ West.

The Morococha property is comprised of three economic administrative units (“UEA”) and various concessions held outside of these UEAs.  The three UEAs contain 458 mining concessions owned outright by Argentum, 11 concessions have been transferred to Argentum from Silver Lead Mining Company (public registry pending) and 5 concessions have been transferred to Argentum from Sociedad Minera Corona (public registry pending).  37 concessions are under a lease agreement with Corporacion Minera Sacracancha S.A. for a grand total of 12,192.01 hectares.  In addition, there are 21 mining concessions held with different third party participations covering 106.23 hectares.  The majority of the mining concessions comprising the Morococha property are contiguous.  All known mineralized zones in which mining operations are currently conducted, and in which known mineral reserves exist, are contained within the boundaries of these concessions.

Argentum does not hold registered legal title of most of the surface lands that overlie the mining concessions which comprise the Morococha property.  These rights are owned by Centromin Peru (“Centromin”), the Peruvian national mining company.  The Morococha property’s process plants, shafts and access roads are all located on lands of which legal title is registered in the name of Centromin.  Argentum’s and its predecessors’ use of these surface lands have been exercised for decades with Centromin’s knowledge and Argentum’s claim to continued use of these surface rights is based on concepts of rights acquired through long term use often referred to as adverse possession.  Peru Copper Inc. (“Peru Copper”), a copper mining company carrying on business in Peru, has been granted by Centromin the option to acquire mining concessions and surface rights to the Toromocha property. In June 2007, Aluminum Corporation of China (“Chinalco”) purchased 100% of the outstanding shares in Peru Copper.  Pan American had discussions with Peru Copper and, subsequently, preliminary discussions with Chinalco with respect to negotiating surface rights issues that may arise between Pan American and Chinalco in connection with their respective operations.

Recently, Centromin has raised contentious issues with respect to certain surface lands over which Argentum has exercised use for years. In two instances, Centromin has alleged that Argentum has wrongfully erected fences, built camps and constructed terraces which invade and infringe upon private property belonging to Centromin. As such, Centromin has demanded they be removed. In addition to claiming invasions of private property, Centromin asserts that Argentum is using the fences and constructions for the purposes of dumping minerals and waste, thereby raising environmental issues. Management of the Company maintains that many of such fences and constructions have been in place for over a decade, and that Centromin has effectively granted Argentum easements over its property for purposes in relation thereto, and is of the opinion that Centromin has no foundation for claiming infringement of private property or environmental damage.  Pan American answered and denied Centromin’s allegations last year and since then there has been no reply from Centromin regarding these issues.

Centromin has granted Argentum a right to use certain of Centromin’s surface lands throughout the useful life of its mining operations, provided such use does not interfere with the development of a mine in respect of the Toromocha disseminated copper system, which overlies certain of Argentum’s mining concessions and underground mining operations.  Argentum is obligated to pay Centromin $60,000 (which amount will be adjusted annually to account for inflation) quarterly commencing May 28, 2003 as consideration for this right.  Please see “Risks Related to Pan American’s Business – Title to Assets”.

The Morococha mine is in the process of obtaining the following authorizations: (i) a domestic sewage discharge authorization which is pending to be granted by the General Health Division of the Health Ministry; and (ii) an authorization from the Ministry of Energy and Mines to enlarge the Amistad mill.

A report entitled “Morococha Property Technical Report, Yauli Province, Peru”, dated effective December 30, 2007 (the “Morococha Report”), was prepared for the Company in accordance with NI 43-101.  The Morococha Report was authored by Michael Steinmann, P. Geo., Martin Wafforn, P. Eng. and Donald Earnest,

P. Geo., each of whom are Qualified Persons, as the term is defined in NI 43-101.  Mr. Earnest, who is President of Resource Evaluation Inc. qualifies as an independent Qualified Person, as the term is defined in NI 43-101.  Messrs. Steinmann and Wafforn are employed by the Company.  Certain statements in the following summary of the Morococha property are based on and, in some cases, extracted directly from the Morococha Report.

Location, Access, Climate and Infrastructure

The Morococha operations are accessible via Peru’s paved central highway, by travelling approximately 137 kilometres east of Peru’s capital city of Lima, then 1.7 kilometres south via a public, all-weather gravel road.  Rail service from Lima is also available via a national rail line that passes adjacent to the operations.

The topography of the mine operating area is characterized by steep, rugged ridges and peaks ranging in elevation from 4,400 metres to over 5,100 metres above sea level.  Vegetation is sparse and wildlife is limited to mostly birds and small mammals, amphibians and reptiles. The climate of the operations area is typical of the Andean Cordillera in Peru, with two distinct seasons – wetter summer months (November through March) and dryer, colder winter months (April through October).  Because all mining currently takes place underground, climate has minimal effect on ore production at the Morococha property.

Mining has taken place on the Morococha property and nearby areas (Casapalca, Cerro de Pasco) for more than 100 years, resulting in a well developed regional transportation and power infrastructure and a large local labour pool.  Water for processing is plentiful, and tailings disposal areas are adequate.  Several mine development waste disposal sites exist on the Morococha property and are sufficient to meet the needs of mining operations.  The existing processing plant sites are sufficient for all proposed operations.

Peru’s economy is dependent on mining and currently there is a sufficient local source of mining personnel and related infrastructure.

Royalties and Encumbrances

To the best of Pan American’s knowledge, the Morococha property is not subject to any royalties or encumbrances, other than the mining royalty tax described under “Taxation” in the Morococha mine section of this Annual Information Form below.

Pan American has estimated the present value final site reclamation costs for the Morococha property as of December 31, 2007 to be approximately $11.3 million.  See “Quiruvilca Mine – Royalties and Encumbrances” for a description of changes in Peruvian mine closure legislation.  See “Narrative Description of the Business – Environmental Protection” for further disclosure regarding forward looking statements related to reclamation costs.

Taxation

The principal taxes of Peru affecting Argentum include income tax, employee profit sharing taxes, annual fees for holding mineral properties, various payroll and social security taxes, a refundable value added tax and a Peruvian mining royalty tax.

The Morococha operation generated income tax provisions of approximately $9.9 million, $12.0 million and $2.9 million in 2007, 2006 and 2005 respectively.  In addition, employee profit sharing taxes of $2.4 million, $3.5 million and, $0.8 million were generated in 2007, 2006 and 2005, respectively.

Morococha sales in 2007 were approximately $83.3 million.  Pursuant to Peruvian royalty regulations, the first $60 million of sales attracted a 1% royalty while the balance attracted a 2% royalty.  The total royalty on

Morococha’s production amounted to approximately $0.9 million in 2007, $1.1 million in 2006 and $0.4 million in 2005.  See “Quiruvilca Mine – Taxation” for a description of the Peruvian mining royalty tax.

History

Mining began in the region around the Morococha property before the 1500s, and production has been continuous in the district since the late 1800s.

Between 1915 and 1918, much of the district was reorganized and incorporated into the Cerro de Pasco Mining Company (“Cerro de Pasco”).  By 1924, Cerro de Pasco was producing at a rate of 1,500 tonnes per day from primarily copper ores containing 6% copper.  Between 1929 and 1934, Cerro de Pasco excavated the 11.5 kilometre Kingsmill Tunnel, successfully dewatering all of the Morococha district mine workings above the 4,020 metre tunnel elevation.  The Kingsmill tunnel is still in use and is a vital feature of the Morococha mining district.

In the 1940s, the Gubbins family began operating mines in the Morococha district through Minera Santa Rita S.A. and Minera Yauli S.A., which were subsequently consolidated in the late 1990s into SMC.  Cerro de Pasco continued to operate in the Morococha district until 1974, when its mines were nationalized by the Peruvian government.  Production from the Cerro de Pasco mines in the district continued under the Peruvian national mining company, Centromin, until 2003, when SMC acquired these operations from Centromin through privatization.

On January 20, 2004, the Company entered into an agreement with 14 individuals, estates and companies, all of whom were arms length to the Company and are members of the Gubbins family or entities in which members of the Gubbins family hold beneficial interests (the “Morococha Vendors”), to purchase 92.014% of the voting shares of Argentum, a sociedad anónima organized under Peruvian company law, for $35,425,390 in cash.  Argentum acquired, through a corporate restructuring undertaken under Peruvian company law, the Anticona and Manuelita mining units and related infrastructure and processing assets from SMC.  At the time of acquisition, Argentum held in its treasury as cash, all profits earned by SMC’s Anticona and Manuelita mining operations since November 1, 2003.  The transaction was subject to regulatory approval and a number of conditions, including: (i) the completion of the corporate restructuring; (ii) the listing on the Lima Stock Exchange of 100% of the shares of Argentum, including those issued in connection with the corporate restructuring; and (iii) Pan American successfully undertaking a public bid for not less than 92.014% of the voting shares of Argentum through the Lima Stock Exchange.

On February 24, 2004, the Company entered into a further agreement with the Morococha Vendors to purchase all of the issued and outstanding shares of Natividad, a corporation organized under Peruvian company law, which holds mining concessions and operations that are complementary to the Anticona and Manuelita mining units for $1.5 million in cash.  Closing of the acquisitions of Argentum and Natividad occurred contemporaneously in August 2004, with effect as of July 1, 2004 and in 2005, Argentum amalgamated with Natividad. Argentum made all necessary applications for delisting its shares from the Lima Stock Exchange and the delisting process was completed in 2006. In addition, Pan American Peru is currently making a bid to acquire the labour shares in Argentum, and as at November 30, 2007 Pan American holds 68.72% of such labour shares. The labour shares were created as a means through which workers would be able to take part in Pan American’s success (but do not afford the holders of such shares influence over the decision-making of Pan American, as they are non-voting), and are held either by current workers, former workers or by third parties who have bought labour shares in the free market. In April 2005, Argentum amalgamated with Natividad, a company in which Pan American previously held a 100% interest. The PAS is the indirect owner of 92.01% of the voting shares of Argentum and 68.72% of the non-voting investment shares for a total ownership interest of 89.35%.

Geology and Mineralization

A 2,000 metre thick Paleozoic-Mesozoic sequence of schists, volcanic rocks and predominantly carbonate sediments cut by a series of Upper Tertiary intrusions provide the host rocks for the mineralization in the Morococha district.  The structures that account for the majority of the vein mineralization in the Morococha district trend predominantly northeast to east-northeast. Mineralization includes epi-mesothermal silver-lead-copper-zinc veins and bedded silver-base metal replacements or mantos (which together account for the majority of the past and present economic mineralization at the Morococha property), intrusive-sediment contact skarns, and the quartz porphyry-hosted Toromocha disseminated copper system.  The size and geometry of individual ore shoots in the veins can range up to 400 metres in length and more than 800 metres down plunge.  Undiluted district vein width averages are on the order of 1.2 metres.  Replacement manto mineralization is generally restricted to receptive stratigraphic horizons where favourable lithologies are intersected by mineralized veins or are proximal to pre-mineral intrusives.  Mantos can have a significant strike extent where the veins are closely spaced, and can range from less than one metre in width up to 12 metres.  Intrusive contact related skarn bodies, while common locally, are generally small and irregular, with disseminated rather than massive sulfide mineralization.

Ore and gangue mineralogy is similar in veins and mantos but it varies considerably across the property.  Sphalerite, galena, and chalcopyrite are the most important primary minerals for zinc, lead and copper and silver is generally present as freibergite (silver-tetrahedrite) or argentiferous galena.  Gangue generally consists of quartz, calcite, barite and rhodochrosite, the latter having a strong correlation with higher silver grades.

As with most of the large Peruvian polymetallic deposits, Morococha exhibits a distinct lateral and vertical metal zonation.  A central copper zone centered on the Toromocho copper deposit grades outward through a lead-zinc-minor silver zone and then into an outermost zone that is richer in silver but still containing significant lead-zinc contents.  There is also a distinct trend for higher silver grades at higher elevations on the west side of the Morococha property.  Individual silver assays of greater than 2,200 grams per tonne (“g/mt”) are not uncommon above 4,800 metres in certain areas, and greater than 300 g/mt silver ore grades also are common in the outer silver-lead-zinc zone above the 4,400 metre elevation in certain areas.  In veins that have been mined over significant vertical extents (such as those in Manuelita), silver grades tend to decrease as zinc grades increase with depth.  However, several of the major veins currently being mined on the 4,020 metre Kingsmill Tunnel level still contain silver grades in the 200 g/mt to 250 g/mt range.  The hydrothermal alteration present at Morococha is typical for central Peruvian zoned polymetallic deposits.

Exploration

Historically, SMC conducted only minimal exploration in the Morococha district since the late 1990s.  However, exploration potential is considered to be excellent throughout the district due to the significant vertical extent (over 800 metres) of economic veins and the prevalence of multiple carbonate units favourable for replacement mineralization.  Shortly after acquiring the Morococha operation, Pan American started aggressive exploration programs based on underground and surface diamond drilling.  From late 2004 to September 2007, a total of 743 underground diamond drill holes and 110 surface diamond drill holes were completed for a grand total of 146,402 metres of diamond drilling. There are no core or sample recovery issues which could have materially impacted the accuracy and reliability of the assay results.

Based on positive exploration results in 2007, the Morococha mine was able to mine 684,838 metric tonnes (“MT”) during the year, and process 686,969 MT at the Amistad mill (consuming some of the stockpile accumulated in 2006). In 2006, production volume increased from Pan American’s expected production volume of 50,500 MT per month to an actual 54,381 MT per month. In 2007, average monthly production has been 57,247 MT.  Additional production in 2008 is expected to come from the Codiciada area, where replacement mantos are amenable to mechanized mining as opposed to more labour intensive vein mining.  A new high grade zone has been discovered named “Morro Solar” located in the Codiciada area.  This new zone should be entering into production this year.

Pan American has developed a new long range mine plan and development program for the Morococha property, based on actual results.

Drilling

SMC utilized surface and underground diamond drilling only to test for potential ore-grade mineralization in the various veins, replacement mantos, and skarn bodies.  Once the results of drilling determined the presence of ore grade mineralization, the vein or manto was accessed by underground crosscutting and drifting for further exploration and delineation of ore reserves.  Thus, assay data generated by SMC’s drilling was seldom used in block grade estimations for mineral reserves. Since September 2004, exploration at the Morococha property has been conducted using a combination of diamond drilling and underground drifting.  Currently, eight to eleven diamond drills are in continuous operation at the property, drilling AQ, BQ, NQ and HQ sized holes between 50 and 350 metres in length.  This is generally followed by underground development.  During 2006, 59,290 metres of drilling was conducted (4,533 metres from surface and 54,757 metres from underground). As of September 30, 2007, 38,972 metres of underground drilling were completed.

Diamond drill core is split in half, with one half sent for assaying and one half retained in a secure on-site facility.  The veins in the cross-cuts are channel sampled, and a two to three kilogram sample is sent for analysis.

The mine laboratory conducts a routine internal QA/QC program that includes external check samples and the routine submission of standards.

Additionally, there is a QA/QC program supervised by the geology department. It includes the submission of at least one certified standard and one blank sample per day as well as tertiary lab check assays on 2-5% of the samples and 1-2% of the check samples.

All sampling, whether diamond drilling or cross-cutting, is done under the direct supervision of the Morococha mine geology department.

Sampling and Analysis

The data used for the estimation of mineral reserves and resources at the Morococha property were derived from underground chip channel samples from the backs of drifts, the ribs of crosscuts, the backs of stopes, the ribs of raises, and from diamond drill hole samples.  Chip-channel samples are taken every 2 metres across the veins or mantos in exploration drifts. Stopes are sampled at least once a month on 2 metre centers along strike. As of July 31, 2007, the Morococha database contained records from 57,563 samples - 26,538 samples from diamond drilling and 31,025 samples from underground chip-channeling.

All samples from both the Morococha mine and mill are first run for silver, lead, copper, and zinc using an AA unit.  Samples with initial AA analyses for silver greater than 500 grams per tonne are rerun by fire assay, using assay charges that vary in size from 15 to 50 grams depending on the grade of the initial AA assay (the larger the AA assay value, the larger the fire assay charge).  Wet chemical analysis for lead and zinc is reserved for concentrate samples or base metal grades over 10%.

In 2005, Argentum hired a third party laboratory (MINLAB) in order to ensure the appropriate sampling and analysis standards were applied to the mineral samples obtained from the Morococha mine. In addition, a LIMS system has been installed in the lab to assure an automated quality control of standards, blanks and check samples.

Mineral Reserves

Pan American’s management estimates that the proven and probable mineral reserves for the Morococha property as of December 31, 2007 are as follows:

Morococha Mineral Reserves(1), (2), (3)

Reserve Category	Tonnes	Grams of Silver per Tonne	% Copper	% Lead	% Zinc
Proven	4,620,935	148	0.38	1.39	3.53
Probable	2,840,986	152	0.34	1.65	3.91
TOTAL	7,461,921	150	0.36	1.49	3.67

(1)

Calculated using prices of $11 per ounce of silver, $2,100 per tonne of zinc, $1,600 per tonne of lead and $6,000 per tonne of copper. See also information in this Annual Information Form under the heading “Mineral Reserve and Mineral Resource Estimate Information”.

(2)

Mineral reserve estimates for Morococha were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., Senior Vice President Geology & Exploration, and Martin G. Wafforn, P.Eng., Vice-President of Mine Engineering, as Qualified Persons, as that term is defined in NI 43-101.

(3)	Tonnes are shown for 100% of the Morococha property. Pan American, through it subsidiary Pan American Peru, has a 89.35% voting interest in the Morococha property.

Mineral Resources

Pan American’s management estimates that the mineral resources at the Morococha property as at December 31, 2007 are as follows:

Morococha
Mineral Resource Estimate (1), (2), (3)

Resource Category	Tonnes	Grams of Silver per Tonne	% Lead	% Copper	% Zinc
Measured	1,291,373	162	1.33	0.32	3.19
Indicated	1,549,323	237	1.60	0.31	3.16
Inferred	7,093,836	151	1.34	0.39	3.44

(1)

These resources are in addition to mineral reserves. Calculated using prices of $11 per ounce of silver, $2,100 per tonne of zinc, $1,600 per tonne of lead and $6,000 per tonne of copper. See also information in this Annual Information Form under the heading “Mineral Reserve and Mineral Resource Estimate Information”.

(2)

Mineral resource estimates for the Morococha mine were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., Senior Vice President, Geology  & Exploration, and Martin G. Wafforn, P.Eng., Vice-President of Mine Engineering, as Qualified Persons as that term is defined in NI 43-101.

(3)	Tonnes are shown for 100% of the Morococha property. Pan American, through its subsidiary Pan American Peru, has a 89.35% voting interest in the Morococha property.

Mining

Underground mining operations at the Morococha property consist primarily of typical overhand cut and fill, shrinkage, and mechanized room and pillar methods using classified tailings or waste rock for backfill where needed.  Holes are drilled in the mining face using jacklegs or jumbo drills (in Codiciada) which are loaded with explosives and blasted between shifts twice per day.  Slushers are used in the cut and fill and shrink stopes and scoop trams are used in the room and pillar stopes and some of the wider cut and fill stopes to transport the broken rock to chutes that report to levels with track haulage.  Locomotives transport the ore from the chutes to one of three shafts for hoisting.  Highway dump trucks then haul the ore from shaft coarse ore bins to mill stock piles. In addition to the three main shafts, some ore is also transported from certain sectors of the mine to stockpiles using LHD’s (scoop trams). The mine operates two eight hour shifts per day, six days a week.

The Yauli (also referred to as the Manuelita), Maria and Central production shafts provide access down to the Kingsmill drainage tunnel level at an elevation of 4,020 metres.  The Central shaft is located approximately 1,500 metres west of the Maria Shaft and 2,500 metres west of the Yauli shaft.  The Maria and Central shafts, which were part of the Centromin Morococha acquisition, are equipped with above ground head frames, hoists and ore bins.  The Maria Shaft has a single split drum hoist with two 2.0-tonne skips.  The Central Shaft is larger with two split drum hoists.  One hoist is fitted with two 3.5-tonne production skips and the other is used for men and materials.  The Yauli shaft (which was used by SMC prior to the Pan American Morococha acquisition) is equipped with two 2.6-tonne skips and its collar is located beneath the surface.  Ore from the Yauli shaft feeds into chutes from where it is then transported by a small locomotive to an adjacent subsurface truck loading facility.  The three shafts have a combined capacity to support production schedules in excess of 700,000 tonnes per year.

There are two process plant facilities on the property, approximately five kilometres apart. The Sacracancha plant was the primary milling facility for Corona until the acquisition of the Amistad plant which is currently the only process facility in use. Some of the processing equipment from the Sacracancha plant has been removed to be used at other PASP plants. Both process plants are conventional selective flotation facilities capable of producing individual copper, lead, and zinc concentrates, which are then shipped to third party smelters for final refining. The tailings from both plants are deposited sub-aqueously in the Huascacocha Lake to the north of the Sacracancha plant. The facility contains tailings storage capacity for over 20 years. The Peruvian government is investigating the possibility of using the Huascacocha water for human consumption in Lima. No change of the tailings area has been contemplated in the economic study, as the chance for execution of such a project is very remote and would happen in the distant future.

Following the completion of the 2006 mine plan, Pan American was able to identify some additional production opportunities.  Extensive exploration and development programs will need to be conducted during 2007 in order to achieve the Company’s long term goals for the mine. During 2007, the main objectives were the development of the Sierra Nevada ramp towards manto Italia, the development of level 400 toward Yacumina high silver grade area and concluding implementation of the Buenaventura incline in the Yacumina area.

The mine plan for 2008 considers continuing development of the Sierra Nevada ramp and Level 400 development toward Yacumina and also continuing development of ramp 080 from Austria Duvaz Mine adjacent concessions toward the Manuelita zone (Sulfurosa). This will allow the Company to hit the extensions of Austria Duvaz actual veins getting into our concessions

Milling

Through December 2007, the Amistad concentrator plant processed 686,969 tonnes (100% basis) of ore in comparison to the budgeted amount of 656,772 tonnes. The full amount of ore processed was treated through the Amistad mill. In 2007, a new press filter plant for zinc concentrates was installed.  This new filter plant has substantially reduced the humidity levels in the concentrates.

Environment

The single largest environmental liability identified at the Morococha mine is the mine’s share of the cost of a proposed Kingsmill tunnel water treatment plant which was originally estimated to cost $12 - $15 million to build.  The Kingsmill drainage tunnel discharges between 1.5 to 1.8 cubic metres per second of water into the Rio Yauli and has been determined to be a significant polluter according to studies performed in the late 1990s.  Morococha’s share was defined by a hydrogeological study completed in 1997 by Water Management Consultants

(“WMC”), which apportioned responsibility for the costs of the treatment plant as follows: (i) Centromin (72.2%); (ii) Morococha operations (12.3%); (iii) Soc. Minera Puquiococha (8.5%); (iv) Soc. Minera Austria Duvaz (4.9%); and (v) Minera Centrominas (2.1%).

The capital and operating costs for the water treatment facility are directly proportional to both constituent load and flow determined in the 1997 WMC study.  The distribution of responsibility stated in the 1997 study has been accepted by all involved parties.  Pan American’s share of the responsibility for treatment of the baseline flows, 12.3%, was included in the terms of its purchase of the applicable mining concessions. As the Natividad purchase contract establishes that the purchaser is responsible for incremental flows in those concessions, subsequent studies in 2004 by WMC were carried out to further characterize the baseline flow conditions in order to establish benchmarks for the determination of responsibility for potential future increases. The results of this study estimated that 38.46% of the baseline flows were derived from Natividad and Corona concessions; however they have been challenged by Pan American and have not been accepted. The scope of the study and the resulting recommendations exceeded the terms of the study and presented conclusions that conflicted with previous conclusions and the terms of Pan American’s purchase of the applicable concessions.  Pan American has included the estimated costs for 12.3% of the construction and operations of the water treatment facility in its closure and reclamation estimates.

In 2006, Peru Copper placed funds into a trust account to fund the design and construction of the proposed water treatment plant for the Kingsmill Tunnel drainage.  The design work was awarded by Peru Copper to an AMEC, an internationally recognized engineering firm.  The recently completed feasibility engineering design for the treatment plant and sludge storage carried by AMEC has estimated the construction cost to be $24 million.  Peru Copper has not requested any other parties to contribute to the funding of the construction of the treatment plant.  It is understood that they are interested in obtaining the rights to use the water for the operation of the proposed mine.  It is also understood that in its contract for the acquisition of the mining concession Peru Copper has agreed to fund the entire cost of the construction of the treatment and sludge storage facility.

The Huascacocha Lake, which is adjacent to the Morococha mining operations, has been used for tailings disposal since 1960.  WMC completed a study in 2001 to determine what may be required to mitigate the historical tailings. The WMC plan includes raising the dyke to submerge a larger portion of tailings and covering the remaining beach tailings with topsoil.  Construction of the raise started in late 2005 and was completed in late 2006.  With this raise the facility has the capacity to store 15 years of tailings production.

In October 2003, the Peruvian government passed legislation requiring active mining operations to file closure plans within twelve months of the date of passage of the legislation. Administrative rules associated with this legislation which laid out detailed closure requirements, including bonding and tax deductibility of reclamation and rehabilitation expenses, were promulgated in October 2005. These rules required detailed closure plans and cost estimates to be compiled by a certified third party consultant by October 2006.

In August of 2006, Pan American submitted a comprehensive closure plan for the Morococha Mine to the MEM in accordance with that ministry’s regulations.  The closure plan was prepared by third party consultants registered with the Peruvian authorities as qualified to present closure plans to the MEM. The closure plan includes a summary of the proposed closure scheme for each of the major areas of impact such as mine water, tailings areas, wasterock dumps, plant site infrastructure, and underground mine.  A detailed cost estimate was prepared based on Pan American’s and the consultant’s experience with closure works over the past 12 years and experience with other projects in Peru.  As required by the ministry, the costs were summarized in three phases: concurrent closure, final closure and post closure.

The total estimated cost for the MEM closure plan for Morococha was $6.4 million.  This cost estimate serves as the basis for the calculation of the financial guarantee required by the ministry’s closure plan regulations.

In the case where the final closure solution for a specific facility or area of the mining operation was not precisely definable, due to questions of the technical feasibility of different alternatives or the potential for yet evaluated alternatives, a base case cost was estimated  for the closure item.  This cost estimate was used to avoid any potential over commitment for the payment of the financial guarantee.  For the purpose of the corporate estimate of closure and reclamation costs, uncertainty of closure solution was managed with the application of probabilities to potential closure scenarios.  The current present value of closure expenditures at Morococha were estimated including a provision for potential alternative solutions to the Kingsmill Tunnel water treatment and water management.  The current present value of expenditures is estimated at $11.3 million.  See “Narrative Description of the Business – Environmental Protection” for further disclosure regarding forward looking statements related to reclamation costs.

Health & Safety

In May 2006, a formal safety audit was conducted at the Morococha mine by a third party consultant and the Director of Safety and Training.  In October 2006, supervisory safety training was conducted at the Morococha mine by a third party consultant.  A follow-up audit was conducted in June 2007 by the Company’s Director of Safety and Training and safety managers from other Pan American operations.

Capital Expenditures

The 2007 mine plan and development program entailed several capital improvements designed to increase productivity. In 2007, capital expenditures at the Morococha mine were approximately $13.6 million and consisted mainly of: (i) mining equipment purchases and replacement totalling $5.9 million; (ii) exploration with diamond drilling including mine and surroundings totalling $5.8 million; (iii) construction of a new filter plant totalling $0.6 million; and (iv) ramp construction from Sierra Nevada to Manto Italia totalling $1.3 million.

Morococha’s budget for 2008 totals $14.1 million, and includes: (i) $7.2 million for mine development and rehabilitation including replacement and repairing of mine equipment; (ii) $2.0 million for exploration and definition drilling; (iii) $0.9 million for replacing and repairing mill equipment; and (iv) $1.6 million on camp improvement and modifications.

Marketing

In the case of zinc concentrates, Morococha has entered into contracts lasting until 2009 with such traders and refineries as Votorantim and Glencore International.  In the case of lead concentrates, Morococha has a contract with Doe Run Peru for part of the production that lasts through 2009. In addition, Morococha has signed another lead contract with Cormin BHL through 2009 for the remaining lead concentrates.

In the case of copper concentrates, Morococha renewed a contract with Doe Run Peru that lasts until 2008.  Morococha also signed a contract with Cormin for 2008 deliveries of copper concentrates and has made spot sales with Cormin and BHL during 2007.

In 2007, the revenue per type of concentrate produced by the Morococha mine was as follows:

	Revenue(1)	Tonnes	Average Sales Price per Tonne
Zinc Concentrate	$24.3 million	38,365	$685
Lead Concentrate	$24.1 million	13,594	$1,825
Copper Concentrate	$34.9 million	9,469	$3,682

(1)             Consists of arm’s length sales to third parties.

In 2006, the revenue per type of concentrate produced by the Morococha mine was as follows:

	Revenue(1)	Tonnes	Average Sales Price per Tonne
Zinc Concentrate	$38.1 million	41,968	$908
Lead Concentrate	$14.9 million	12,955	$1,150
Copper Concentrate	$32.3 million	7,209	$4,481

(1)             Consists of arm’s length sales to third parties.

In 2005, the revenue per type of concentrate produced by the Morococha mine was as follows:

	Revenue(1)	Tonnes	Average Sales Price per Tonne
Zinc Concentrate	$13.2 million	39,354	$337
Lead Concentrate	$9.9 million	13,043	$758
Copper Concentrate	$16.6 million	4,581	$3,614

(1)             Consists of arm’s length sales to third parties.

To date, Pan American has not had any difficulty securing contracts for the sale of Morococha concentrates, however, there can be no certainty that it will always be able to do so.

(vi)          San Vicente

Ownership and Property Description

The Company has a 95% interest in Pan American Bolivia (“PASB”), a Bolivian company that owns a 50% joint venture interest in, and is the operator of, the San Vicente project. The remaining interest in the joint venture project is held by Corporación Minera de Bolivia (“COMIBOL”), the Bolivian state mining company.

In 2007, the Company purchased a 40% interest in the project from EMUSA, increasing the Company’s share of ownership from 55% to the current 95%.  The remaining 5% of PASB is owned by Trafigura (which is described in more detail under “San Vicente - History”).

The project consists of 15 concessions, totaling 8,159 hectares.  PASB has continually complied with the joint venture agreement (and various addendums thereto), and as a result the project and the concessions are in good standing.  All mining property concessions of the San Vicente project are in the name of COMIBOL, and contractually PASB is responsible for paying the yearly mining tenure tax. These payments are currently up to date.

A report entitled “Technical Report for San Vicente Mine Expansion Project, Potosi, Bolivia” dated effective June 6, 2007 (the “San Vicente Report”) was prepared for Pan American in accordance with NI 43-101.  Certain statements in the following summary of the San Vicente property are based on and, in some cases, extracted directly from the San Vicente Report.

Location, Access, Climate and Infrastructure

The San Vicente silver-zinc mine is located at latitude 21°-16´south and longitude 66°-19´west in the southern end of Bolivia in the Province of Sud-Chichas, Department of Potosí. The property is in the Andean High Plateau (Altiplano) at approximately 4,400 metres above sea level with semi-arid climatic conditions. The land is sterile and rugged.

San Vicente is located 460 kilometres south of the city of Oruro and 300 kilometres west of Tarija.  The property is accessible by dirt road 100 kilometres west of the town of Tupiza and 150 kilometres south of Uyuni. Tupiza is connected to the rail system which serves Bolivia and connects with the ports of Arica and Antofagasta in Chile. Zinc concentrates are loaded to rail cars in Tupiza and transported by rail to Antofagasta, and the silver concentrates are trucked to Arica, Chile.

The terrain is rough with sparse vegetation.  Daytime temperatures range from 4° Celsius in June and July to 14° Celsius in December and January. The winter months are May to September and nightly temperature are frequently below zero with extremes of minus 15° Celsius.  The rainy season is from December through February. Average annual rainfall is 190 millimetres.  Rain is very uncommon from May to September as rainfall occurs mainly in the summer months, with up to 20 millimetres per day.  With the exception of the miners employed at the San Vicente Mine there are very few other inhabitants in the area.

Currently there is a sufficient local source of mining personnel and related infrastructure.

Royalties and Encumbrances

Pursuant to an option agreement entered into with COMIBOL (which is described in more detail under “San Vicente - History”), with respect to the development of the San Vicente property, PASB is obligated to pay COMIBOL a participation fee of 37.5% of the operations cash flow from certain small scale mining and toll milling operations. Once full commercial production of San Vicente begins, after development of new milling facilities, tailings dams and other civil works, the COMIBOL participation fee will be reduced by 75% until PASB recovers its investment in the property.  Thereafter, the COMIBOL participation fee will revert back to 100% of the participation fee described above.

A royalty is also payable to Empresa Minera Unificada S. A. (“EMUSA”), a former partner of PASB on the project.  The royalty is a 2% NSR payable only after Pan American has recovered its capital investment in the project and only when the average price of silver in a given financial quarter is $9.00 per ounce or greater.

In December 2007, the Bolivian government introduced a new mining royalty that will affect the San Vicente project. The royalty is applied to gross metal value of sales (before smelting and refining deductions) and the royalty percentage is a sliding scale depending on metal prices. At current metal prices, the royalty is 6% for silver metal value and 5% for zinc and copper metal value of sales. The royalty is income tax deductible; however, it is not accreditable.  The new royalty law was passed in the Bolivian congress and the tax ruling was issued.

Taxation

The principal tax of Bolivia affecting PASB is a 25% income tax payable based on annual accounting profits of the company. Accumulated losses can be deducted against this income tax without any time restrictions. Starting in 2008, a mining surtax of 12.5% on the annual income of mining companies has been implemented. As of February 2008, the necessary regulation for this mining surtax has not been approved by the Tax Authority.

Regarding the previous ICM Tax Complementary Mining Tax, which had a tax levy of 1% to 6% based on gross metal value of minerals, this tax has been transformed into a royalty with similar tax levy percentage but now is not creditable against the corporate income tax when the international metal prices are above a certain price level (for example, $5.50 per ounce of silver), otherwise it is deductible for income tax purposes.

During 2007 and early 2008, two significant tax exemptions were granted to PASB.  First, a VAT and GAC tax exemption on certain operating materials and supplies was granted in 2007.  In 2008, under Regulation 877, the project was granted a VAT exemption on most imported equipment and duties associated with the importation of this equipment.

VAT on other project-related costs will be required to be paid, however it is expected that approximately 80% of these taxes will be recovered.

There are no other significant taxes affecting PASB.

History

There has been sporadic mining activity in the area since colonial times. Initial exploitation was the mining of oxidized silver from exposed veins. The first written records of mining activity were in 1820, when the area was named the Guernica Mine. Several different owners operated the mine from 1911 through 1950.  From 1950 until 1952 the mine was operated by the Aramayo Mining Company. In 1952, the Bolivian government nationalized the mine and placed it under the control of COMIBOL.

Following the discovery of new silver and zinc veins in the late sixties, COMIBOL constructed the Vetillas concentrating plant in 1972 with a capacity of 400 tonnes per day. Only one product, a zinc concentrate rich in silver, was produced. Mine infrastructure at the site included an underground mine, Vetillas flotation mill, power and water supplies, and worker housing.

The mine was operated by COMIBOL until 1993, at which time mining was suspended pending the privatization of mining in Bolivia.  In 1995, the San Vicente Project was offered for a joint-venture contract by COMIBOL.  On June 21, 1999, the Company signed a joint-venture agreement (Contrato de Riesgo Compartido) with COMIBOL.  At that time, PASB was a 100% subsidiary of the Company.  The mine was maintained by COMIBOL until the joint venture contract was signed.

In late 2001, PASB and COMIBOL, the Bolivian state mining company that optioned the San Vicente property to Pan American, entered into a two-year toll mining agreement with Empresa Minera Unificada S. A. (“EMUSA”), a well-established Bolivian mining company, to process up to 250 tonnes of San Vicente’s ore per day at EMUSA’s nearby Chilcobija mill.  In late 2005, PASB and COMIBOL entered into an additional seven month toll mining agreement with EMUSA to process up to 250 tonnes of San Vicente’s ore per day at EMUSA’s nearby Chilcobija mill.   This toll mining agreement was renewed in 2006 (for a total of 150,000 tonnes of ore), and again in January 2008 (for an additional 100,000 tonnes of ore).   The 100,000 tonne program is projected to last until late 2008.

In 2003, PASB entered into a share purchase agreement with EMUSA, whereby EMUSA could acquire up to 49% of the outstanding shares of PASB.  This agreement required EMUSA to fund feasibility and development related expenses to an aggregate of $2.5 million by May 1, 2005. By year end 2004, EMUSA had invested $2.34 million of the $2.5 million required to vest as a 49% owner of PASB, and EMUSA indicated it intended to proceed with the remaining investment to acquire a 49% interest.

In the fourth quarter of 2005, the Company negotiated a shareholders’ agreement with EMUSA and Trafigura Baheer B.V. (“Trafigura”) (a minority stakeholder of EMUSA), which agreement contemplated an increase in Pan American’s share holding in PASB from 50% to 55%. Pursuant to this shareholders’ agreement, which was signed in January 2006, EMUSA would hold 40% of the shares of PASB and Trafigura would hold the remaining 5%.

In July 2006, PASB and COMIBOL renegotiated the terms of the main contract, changing COMIBOL’s participation fee to a fixed percentage participation fee of 37.5% of the operating cash flow subject to certain deductions in respect of development costs.  The contract has a 30 year term.  The original contract stated that for PASB to maintain its participation in the contract it should invest a minimum of $20 million dollars in the San Vicente project.  Pursuant to an amendment to the contract signed in June 2006, PASB committed to build a new mill, tailings dam and other civil works at San Vicente during an 18 month time period with a minimum additional investment of $23 million.  In addition, PASB committed to present a Report on the Engineering Advance.  In January 2007, the study was presented by PASB and was reviewed by COMIBOL.  COMIBOL officially approved the Report in a Board Meeting on July 9th and the 18 month construction period commenced on June 10th, 2007.

In 2007, Pan American Silver Corp purchased EMUSA’s 40% interest in the project, increasing the Pan American share ownership from 55% to the current 95%.  The remaining 5% of PASB continues to be owned by Trafigura.

Geology and Mineralization

San Vicente is a Polymetallic Vein Deposit, located 2.5 kilometres west of a prominent thrust fault. This north-south striking San Vicente fault forms the eastern limit of the intermountain Bolivian Altiplano basin. Mineralization at the mine site is hosted by conglomerates of Late Oligocene age. The clastic sediments are overthrusted by an Ordovician turbidite sequence, outcropping on the east side of the mine. Igneous activity at the site is represented by intermediate to acid volcanism related to a volcanic complex of mid-Miocene age.

The regional sedimentary sequence consists of a basement of Paleozoic marine siliciclastic sediments. This sequence was folded and later unconformably overlain by non continuous cretaceous continental sediments, and a thick sequence of Tertiary continental clastic sediments (Potoco and San Vicente Formations). Sedimentation in the Tertiary basin was controlled during the Upper Oligocene and Lower Miocene by thrust faults to the east and west and contains various thin volcanic flows with an intermediate composition. A sequence of felsic volcanics forms the top of the Tertiary basin in the southern part.

An important lithology in the project area is the fanglomerates of the San Vicente Formation which are in contact with Ordovician shales along the strike of the San Vicente fault. The fanglomerate consists of poorly sorted conglomerate with sub angular fragments of Palaeozoic sediments cross cut by younger quartz veins. The matrix is red in colour and consists of iron bearing sandstone.

Mineralisation is related to hydrothermal systems associated to repeated calc-alkaline intrusions and their extrusive products forming vein type and disseminated polymetallic deposits.

The structural environment of the mine area consists of a series of pre-mineral faults dipping 50-80 degrees and striking west-northwest. Mineralization in the district is known to cover an area of three by four kilometres to a depth of 300 metres.  It consists of replacement veins filling pre-existing faults, brecciated conglomerates in the San Vicente fault and mineralization in dacitic dykes.

Exploration, Drilling, Sampling and Analysis

The PASB exploration program began in 1999 following the execution of the joint venture agreement with COMIBOL. The work started with mapping and sampling the surface and was followed by the construction of drill access roads and platforms. A total of 21 holes (3,831 metres) were drilled from surface using HQ core and a further eight holes (405 metres) from inside the mine using NQ core. These holes targeted the old stoping areas, continuations of the principal veins along strike and at depth, and other veins to the northeast and south of the mine. Since the start of the exploration program, a total of 109 diamond core holes have been drilled, with 2,575 vein intercepts sampled with varying lengths from 0.2 metres to 7.14 metres.

In addition to the diamond drilling, a sampling program was started in the mine. An initial 41 channel samples were taken in four of the principal structures (6 de Agosto, Adela, Litoral and Unión). The results of the surface drilling showed wider intersections than had previously been mined underground and so the channel samples were unable to explore the full width of each vein. After this realization, mining work was undertaken to develop small cross section cross cuts (1.5 metres by 2.0 metres) at a maximum of 75 metres apart along strike in the four veins on levels 0, -30, -70 and -110 in order to explore the full economic width of each vein. Some 5,807 channel samples were taken by COMIBOL and 4,371 of these channel samples taken by COMIBOL remain in the database. The remainder have been excluded due to uncertainties over their location or replaced by PASB samples. A further 2,223 channel samples taken by PASB are included in the database. Some of the PASB channel samples replace the COMIBOL channel samples where the vein width is actually greater than was initially thought by COMIBOL.

Exploration activities continued in 2004 with 13,919 metres of surface and underground diamond drilling, 2,983 metres of underground development and resampling of historical reserve blocks for purposes of resource definition and exploration. Mine development and production to supply the Chilcobija mill continued in 2005, 2006 and 2007 and provided additional channel sample data for the resource database.

Mineral Reserves

Pan American’s management estimates that proven and probable mineral reserves at the San Vicente mine as at December 31, 2007 are as follows:

San Vicente Mineral Reserves(1),(2),(3)

Reserve Category	Tonnes	Grams of Silver per tonne	Zn (%)
Proven	1,832,817	369	4.03
Probable	681,596	463	2.76
TOTAL	2,514,413	395	3.69

(1)

Calculated using a price of $11.00 per ounce of silver and $2,100 per tonne of zinc. See also information in this Annual Information Form under the heading “Mineral Reserve and Mineral Resource Estimate Information”.

(2)

Mineral reserve estimates for San Vicente were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., Senior Vice President Geology & Exploration, who is a Qualified Persons as that term is defined in NI 43-101.

(3)	Tonnes are shown for 100% of the San Vicente property. Pan American has a 95% interest in PASB.

Mineral Resources

Pan American’s management estimates that the measured and indicated mineral resources at San Vicente as at December 31, 2007 are as follows:

San Vicente Mineral Resources(1),(2),(3),(4)

Class Reserve Category	Tonnes	Grams of Silver per tonne	Zn (%)
Measured	535,609	93	1.84
Indicated	566,702	253	3.19
Inferred	726,693	326	2.62

(1)	These resources are in addition to San Vicente mineral reserves.

(2)

Calculated using a price of $11.00 per ounce of silver and $2,100 per tonne of zinc. See also information in this Annual Information Form under the heading “Mineral Reserve and Mineral Resource Estimate Information”.

(3)

Mineral resource estimates for San Vicente were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., Senior Vice President Geology & Exploration, who is a Qualified Person as that term is defined in NI 43-101.

(4)	Tonnes are shown for 100% of the San Vicente property. Pan American has a 95% interest in PASB.

Feasibility Study

Pan American completed and submitted a feasibility study on the San Vicente Project to COMIBOL in mid-January 2006. The objective of the feasibility study was to identify the optimal configuration to mine and process ore from the San Vicente mine.  The feasibility study includes ore reserve calculations, proposed mining methods and rates, milling options, infrastructure requirements, capital and economic estimates, as well as socioeconomic and environmental analyses.

In late 2006, PASB completed an updated feasibility study that projected that the costs of the project would be $40.5 million US.  As of the end of 2007, this estimate was in the process of being revised to reflect more current scope, costs, and conditions at the San Vicente site.  The new cost estimated in early 2008 totalled $65.0 million, net of non-recoverable taxes.  Actual costs may vary, possibly materially, from estimates.

Mining

The existing mine was designed and built to extract steeply dipping narrow veins using conventional shrinkage stoping. Levels were established at 30 to 40 metre intervals and includes the +70, +35, 0, -30, -70, and -110 levels.  For reference, the 0 level is at an elevation of 4,439 metres above sea level. The main accesses to the mine are via the San Jose adit at the 0 level and the San Juan adit on the -30 level.  Track drift dimensions in the majority of the mine are 2.4 by 2.3 metres and therefore mine cars and locomotives are restricted to 40 cubic feet and 6 tonnes, respectively.

The discovery by diamond drilling of the extension of the Litoral Zone has provided a wide and high grade addition to the mine resource base.  PASB determined that a significant portion of the reserve was amenable to lower cost longhole mining, warranting the introduction of longhole mining methods. Longhole mining will allow a reduction in mine operating costs and will allow a higher mining recovery of the wider ore zones than could be achieved through shrinkage mining   Going forward, the San Vicente mine will utilize underground mining methods consisting of a combination of shrinkage stoping (continuing with track equipment with ore hoisting through the Pelayo Shaft) and longhole mining (mechanized equipment with ore extracted utilizing a ramp to surface).  A haulage and services ramp from surface has commenced development in order to develop and extract the mineral slated for longhole mining.  As of December 31, 2007, the ramp had been advanced a total of 740 metres.

A decision was made in 2006 to proceed with the replacement of the hoist on the Pelayo shaft.  A used hoist was purchased, and refurbishment of the hoist and replacement of the hoist electrics was conducted in Canada in 2007.  The installation of the new hoisting plant is expected to take place in 2008.

PASB has conducted several small scale mining programs with ore being treated under toll milling arrangements at the Chilcobija mill. These programs, conducted under addendums to the original joint-venture contract signed in 1999, have more than offset the project’s holding costs.   COMIBOL receives benefit from the programs by way of royalties paid on net cash flow generated.

During 2003, a total of 108,809 tonnes of ore were processed under the agreement at an average mill feed grade of 400 g/t silver and 3.45% zinc.

From March through December 2004, a total of 54,033 tonnes of ore grading 417 g/t silver and 5.79% zinc were mined and tolled.  Pan American’s share of the cash flow from the project was an estimated $766,000.

From July 2005 through February 2006, a total of 48,422 tonnes of ore were mined and 25,427 of ore grading 307 g/t silver and 3.97% zinc were tolled.  212,270 ounces of silver and 2,151 tonnes of zinc concentrate were produced (calculated on a 100% basis).  22,995 tonnes of ore were stockpiled at San Vicente.

A 150,000 tonne toll program commenced August 2006 and was completed in November 2007.   A total of 152,303 tonnes grading 296 g/t silver and 2.67% zinc respectively were processed at Chilcobija as of the completion of the program.

Production for the calendar year 2007 totaled 114,645 tonnes processed of silver and zinc grades of 307 g/t and 2.85%, respectively.  Production on a 100% basis was 740,541 ounces of silver and 2,224 tonnes of zinc.

Milling

The Vetillas processing plant was constructed by COMIBOL in the early 1970s.  The plant and mine were designed for the extraction and treatment of 400 tonnes of ore per day.  COMIBOL operated the San Vicente mine and Vetillas plant until 1993, at which time mining was suspended pending the privatization of the mine. The Vetillas Mill has received no maintenance and has not been operated since.

In 2007, PASB entered into a 100,000 tonne toll milling agreement with EMUSA in order to process ore at EMUSA’s Chilcobija facility in 2008.

In 2007, detailed engineering on the new processing plant was performed, and construction of the facility commenced.  Orders for processing equipment were placed.  The construction of the plant is expected to be completed by the end of 2008 for a plant start-up scheduled for early 2009.

The 750 tpd plant will use a standard flotation process to produce two concentrates; a zinc-silver concentrate and a copper-silver concentrate. On a daily basis, approximately 40 tonnes of zinc concentrate and 10 tonnes of copper concentrate will be produced.  The majority of the silver is expected to be in the copper concentrate.

Ore from the mine will pass through a jaw crusher at the plant, and then be fed into a SAG mil – ball mill grinding circuit.  Following the concentration process in the flotation circuit, the concentrates will be thickened and dewatered in filter presses process prior to shipping.

Water will be recycled from both the tailings thickener overflow and the tailings area.  Lock-cycle tests performed in 2007 indicated that this water recycle should not adversely affect the plant recovery.  In order to supply the make-up water needs for the plant, as well as for the San Vicente community and the camp, a new water line will be installed from the Angosta Mica water source, approximately 18 kilometres from the plant site.

A tailings impoundment area will be constructed in 2008 approximately 1.5 kilometres distant from the concentrator.  The initial dam height will be sufficient for approximately three years of operation, following which subsequent dam lifts will be necessary.

A new power transmission line approximately 20 kilometres in length is being constructed from the main grid line at Portugalete to supply sufficient power for the plant, as well as the mining operations.

Community

As part of the plant construction and mine expansion project, upgrades to the existing San Vicente community were also necessary.   The community is essentially a COMIBOL owned facility.  Upgrades to the housing in the community (including new housing), expansion of the local school, and installation of water and sewer service in the community are all being executed or are scheduled for 2008.

Environment, Health and Safety

In 2002, in order to conduct small-scale mining and pilot toll milling operations PASB was required to obtain an Environmental License by means of the acquisition of a Ficha Ambiental (“FA”) and an Environmental Impact Assessment (“EIA”) from the Bolivian Ministry of Environment. This license was valid for a period of up to four years and pertained to the extraction and treatment of up to 334 tonnes of ore per day. In February 2005, PASB filed applications with the Environmental Authority in order to update the environmental license to allow for an increase in the permitted volume of ore that could be mined and toll milled at the Chilcobija mill. In June of 2005, the environmental license was upgraded to allow the mining and processing of 600 tonnes per day.

Compliance with the environmental license requires bi-monthly monitoring of water, soil and air quality in the San Vicente sector and quarterly monitoring of water, soil and air quality in the Vetillas sector.

In compliance with the Environmental Regulation for Mining Activities, PASB commissioned MINCO SRL, a Bolivian consulting firm, to conduct a base line environmental audit (“ALBA”) of the San Vicente property, as well as other environmental studies in satisfaction of Bolivian laws and regulations. The ALBA sets out the present situation of the environment at the project and identifies environmental liabilities regarding pre-existing waste rock dumps and the environmental impact on soil, water, vegetation and solid residues caused by previous mining activities conducted on the property.

The most significant environmental issues currently associated with the San Vicente property are related to the waste dumps, the need to pump low pH water from the mine, the permanent drainage from the Pelayo waste rock dump that runs into the San Vicente river and water discharge from the San Juan and San Francisco adits.

In order to remediate environmental hazards or concerns caused by previous owners of the San Vicente property, PASB will be focussing on and following the recommendations of MINCO outlined in the Environmental Impact Evaluation Assessment, together with the complementary studies of Health and Industrial Safety, the Handling of Solid Residues procedures, the Closure and Rehabilitation Plan and the Contingency Plan. Specifically, PASB is currently taking or expects to implement the following measures: (i) construction of a passive water treatment plant downstream from the Pelayo shaft for water being pumped from the mine; (ii) mitigation of waste rock acid drainage generated by the previous mining activities; (iii) construction of pits for storage of solid residue; (iv) proper storage of garbage; (v) construction of scrap storage deposit facility; (vi) construction of a deposit for the storage of waste oil; (vii) installation of a meteorological station in San Vicente in 2007; and (viii) implementation of a tree planting scheme. The Company has not accrued any amounts for any prior existing closure costs.

The planned construction of a new processing plant, tailings facility and ancillary facilities at San Vicente requires another update to the Environmental Licence.  To this end PASB has completed and presented to the Bolivian authorities the FA and EIA.  The FA was presented in 2007, resulting in a decision by the Bolivian authorities that a comprehensive EIA is required for the proposed projects due to the scope and nature of the proposed changes to the operations.

A public consultation process was initiated in November 2007 in accordance with the applicable legislation.  A consultative meeting was held at the San Vicente community in September 2007.  The meeting identified very favourable support for the proposed project and environmental mitigation measures.  The results of the consultation were recorded in an official declaration signed by all attendees.  The declaration was included in the EIA presented to the authorities.

Accordingly, PASB presented to the authorities a comprehensive EIA in December 2007.  Review of the EIA was initiated by the Bolivian authorities and according to the applicable legislation the review period of 45 working days will expire at the end of March.  At this point, if there are no new observations then the EIA will be accepted as presented and the environmental licence renewed for the proposed project.

(vii)                          Stockpiles

The Company does not consider the stockpiles to be a material property for the purposes of NI 51-102.

B.                                    Development Projects

(i)                                    Manantial Espejo

Ownership and Property Description

On April 12, 2006, Pan American completed the acquisition from Silver Standard Resources Inc. (“SSR”) of that company’s 50% joint venture interest in the Manantial Espejo project, which is located in southern Argentina. As a result of the acquisition, Pan American became 100% owner of the project. The project is being operated through two Argentine companies, Minera Triton Argentina S.A. (“MTA”) and Compania Minera Alto Valle S.A. (“Alto Valle”).

The Manantial Espejo property consists of 17 mineral concessions granted by the Mining Authority of the Province of Santa Cruz to MTA and Alto Valle, covering a total of 25,533 hectares and extending approximately 36 kilometres east-west and 19 kilometres north-south.  The mineral concessions forming Manantial Espejo are, by law, subject to minimum expenditure requirements with respect to which Pan American had entered an alternate agreement with the government of Argentina, such agreement Pan American believes that MTA has continuously been in compliance with. The good standing of the mineral concessions held by each of MTA and Alto Valle, and which make up the Manantial Espejo property, were confirmed by the Mining Authority of Santa Cruz in February 2006.  In March 2006, the Argentine government approved the Environmental Impact Statement submitted to it by Pan American, effectively recognizing MTA and Alto Valle’s title to the property and authorizing construction of the mine. In April 2006, initial mine development activities were initiated.

The property includes ownership of three surface properties purchased by MTA to facilitate support and improve the performance of its mining and exploration activities. These surface rights cover an area of 43,207 hectares and at this time all mining and processing related activities occur within these properties.

A report entitled “Manantial-Espejo Project Canadian Standard NI 43-101, Santa Cruz Province, Argentina” dated March 2006 (the “Manantial Report”) was prepared for MTA in accordance with NI 43-101.  The Manantial Report was authored by Michael Steinmann P. Geo., who is a Qualified Person, as the term is defined in NI 43-101.  Mr. Steinmann is employed by the Company.  Certain statements in the following summary of the Manantial Espejo property are based on, and in some cases extracted directly from the Manantial Report.

Location, Access, Climate and Infrastructure

The Manantial Espejo property is located in the Province of Santa Cruz, Argentina, centered at the geographical coordinates of 69º 30’ west longitude and 48º 46’ south latitude.  The nearest major city is Puerto San Julian, located on the Atlantic coast, 160 kilometres east of the property. Puerto San Julian has a population of

5,500. The main access is via the provincial Route 25, a wide gravel secondary road that connects the project with Puerto San Julian.  Access to the site is by an eight kilometre gravel road off provincial highway Route 25.

The climate at the project area is dry to arid continental. The average monthly temperatures vary between 1° Celsius (June and July) and 15° Celsius (January and February). This area of Argentina is well known for fierce westerly winds, particularly from August to October when westerly daily winds can gust to between 120 to 170 kph. The highest average monthly precipitation at Manantial Espejo occurs in the month of June, with 21 millimetres. Snow frequently accumulates on site between June and August, and infrequent snowfall events can range up to about 50 millimetres or more based on limited data.

The topography of the region is generally characterized by relatively low-lying mesas with broad flat valleys, containing no, or poorly developed, drainage channels. To the north, the Deseado massif area is characterized by bedrock knolls and hills of moderate relief, with interspersed “deflationary” (probably wind-eroded) basins, containing flat-bottomed playas and often ephemeral shallow ponds and lakes with internal drainage.  The project site is extremely arid and has very limited development of soils and vegetation.  The elevation of the project site is situated between 350 and 400 metres above sea level. The southern portion of the site is dominated by a broad, flat valley known as the Pampa which trends east-southeast and lies between the Deseado Massif to the north and a volcanic plateau to the south. Both the Pampa and the mesa on the southern portion of the camp are largely formed of Tertiary and Quaternary glacially-derived gravel and cobble deposits.

Pan American needs to attract trained and experienced mine operators as well as other to train in Pan American’s operations at Manantial Espejo.  The property is in a remote area with a limited population which increases the challenge of finding proper personnel.  Pan American expects it will be able to attract and retain employees based on competitive benefits and rates, Pan American’s community involvement, and by offering housing developed by Pan American.

Royalties and Encumbrances

Production from the Manantial Espejo property is subject to royalties to be paid to Barrick according to the following: (i) 60 cents per metric tonne of ore mined from the property and fed to process at a mill or leaching facility with a maximum of 1 million tonnes; and (ii) one-half of one percent (0.5%) of net smelter returns derived from the production of minerals from the property.

In addition, MTA is required to negotiate a royalty payable to the Province of Santa Cruz essentially applied against the operating cash flows of the project, which is dependent on the degree of metal extraction at the site up to a maximum of 3% operating cash flow.

No reclamation bond is currently required for mining operations in Argentina.  A preliminary reclamation plan was developed for the project and included in the Environmental Impact Statement submitted to the Argentine Government during 2006.  This plan will be updated as required. Manantial Espejo’s net present value of future environmental liability at December 31, 2007 has been estimated by the Company at $3.7 million.  See “Narrative Description of the Business – Environmental Protection” for further disclosure regarding forward looking statements related to reclamation costs.

History

Reconnaissance exploration on the Manantial Espejo property was first carried out in the 1970s by the Argentinean government and in 1989, ownership of the original interest in the mineral properties constituting the Manantial Espejo project was acquired by Mr. Roberto Schupbach. Pursuant to an agreement entered into in 1991 between Mr. Schupbach and Compania Minera San Jose S.A. (a wholly owned subsidiary of St. Joe Minerals),

Mr. Schupbach sold his mineral property rights to Minera San Jose. Later in the same year, St. Joe Minerals was acquired by Lac Minerals, and then in 1994 Barrick Exploraciones Argentina S.A. acquired Lac Minerals and assumed ownership.

In 1996, Triton Mining Corporation (“Triton”) entered into an option agreement with Barrick to earn the right to acquire an 80 percent interest in the project for a total cost of $2,500,000, such right Triton then assigned to its wholly owned subsidiary MTA.

In 1998, MTA completed making the required payments under the option agreement.  Barrick and MTA subsequently incorporated Compania Minera Alto Valle for the purpose of holding beneficial title to the properties, and pursuant to a shareholders’ agreement, Barrick held 20 percent and MTA held 80 percent of the shares of Alto Valle, respectively, and MTA was designated operator of the project.

In 1998, Blackhawk Mining Inc. (“Blackhawk”) purchased all of the issued shares of Triton, which was a public company with shares traded on the Toronto Stock Exchange.

Also, in 1998, SSR entered into an option agreement with Triton to acquire a 50% interest in MTA. Then, in April of 2001, SSR acquired Barrick’s 20% interest in Alto Valle (2,400 shares), half of which it agreed to sell to Blackhawk in consideration for an interest in an unrelated mining venture.

In 2002, SSR acquired Triton’s remaining 50% interest in MTA, as well as Blackhawk’s 1,200 shares in Alto Valle. Concurrently, SSR agreed to sell to Pan American 50% of the shares of MTA and half of the shares (1,200) it held in Alto Valle directly. The Company acquired this 50% interest in the project for a purchase price of $1,912,433, which consisted of a cash payment in the amount of $662,433 and a transfer of 231,511 common shares in the capital of the Company valued at $1,250,000. In addition, the Company agreed to pay 50% of $200,000 in order to eliminate a 1.2% net smelter return royalty payable by SSR to Blackhawk and agreed to fund the first $3 million of joint venture expenditures following the issuance of a production notice. In March 2006, the Company negotiated and entered into a purchase agreement with SSR to acquire SSR’s 50% interest in MTA and Alto Valle, respectively, thus becoming a 100% owner of the Manantial Espejo project.

In March 2006, Pan American completed the Manantial Report for the Manantial Espejo Project based upon the revised resource model, combination open pit and underground mine plan, and a conventional milling and leaching circuit.

In March 2006, the Company’s Board of Directors approved a $130.4 million project to construct and initiate operations of the Manantial Espejo mine.  Simultaneously, the Company received approval of the Environmental Impact Statement from the Santa Cruz Province of Argentina and signed an agreement with the Federal Government of Argentina and the Province of Santa Cruz to bring grid electrical power to the town of Gobernador Gregores with a sub-connection to Manantial Espejo. The capital cost estimate was updated to $170 million in April, 2007 as a direct result of industry wide cost escalations for construction materials and equipment, coupled with significantly higher in-country costs for labour.  For similar reasons, the capital cost estimate was further updated to $185 million in February, 2008.

In April 2006, the Company completed the purchase of SSR’s 50% joint venture interest in the Manantial Espejo project for 1.95 million common shares of the Company.  Pursuant to the purchase, the Company acquired 100% interest in MTA and Alto Valle, respectively, thus becoming a 100% owner of the Manantial Espejo project.

In June 2006, MTA entered an agreement with Ausenco International Pty Ltd. (“Ausenco”) of Queensland, Australia to complete Basic Engineering Design and long lead item procurement services for the processing plant and site infrastructure components of the Project.  By year-end 2006, MTA was in negotiations with Ausenco to extend these services to an EPCM agreement for the project.  In addition, MTA entered into an agreement with Montgomery Watson Harza of Buenos Aires, Argentina to provide EPCM services for the tailings pond. By year-end 2006, detailed design had been completed and initial site preparation had begun. In April 2006 mine development activities were initiated. Activities during 2006 included the following: (i) construction of project access and other critical mine construction roads; (ii) upgrade and expansion of the existing man-camp to support early construction; (iii) completing additional water exploration and installation of production mine supply and dewatering wells; (iv) Maria West underground portal and initial ramp development; (v) Melissa portal development, and the installation of a temporary mine equipment shop and warehouse facilities; (vi) purchase of all major underground and open pit mine equipment; (vii) recruitment of experienced management and operational staff who successfully initiated underground development at the Maria West and Melissa deposits; (viii) finalization of project infrastructure designs and solicitation of  construction proposals; (ix) initiation of  construction of a 30 home and a 12 unit apartment complex in Gobernador Gregores to support mine development and long term operations; (x) expanded administrative offices in Gobernador Gregores to support project construction; and (xi) award of  major construction camp, camp catering and construction supply contracts.

During 2007, mining and construction activities continued with the objective of obtaining mechanical completion by mid-2008 and to start commissioning thereafter. Total expenditures and commitments to the end of 2007 were $123.9 million with the project estimated to be 58% complete at that point. Activities in 2007 are summarized as follows: (i) total project to date development advance in the Maria and Melissa underground mines stood at 2,566 meters at the end of 2007; (ii) open pit pre-stripping started in January 2007 and a total of 2.6 million tonnes of material was mined in the Maria and Karina Union open pits, inclusive of 159,000 tonnes of ore; (iii) delivery was taken of most of the major underground and open pit mining equipment with a mine truck, underground drill, pit grade control drill and a rubber tired bulldozer being the key items remaining; (iv) concrete placement for the project is estimated to be 75% complete; (v) steel erection in the plant site is underway with five of the nine leach tanks erected and the first two CCD thickeners completed in 2007; (vi) the truck shop construction has started and the main office, mine dry and laboratory were almost complete; (vii) delivery has been accepted of the two ball mills with the SAG mill scheduled for early February 2008; (viii) the site accommodations were completed to support the construction and ongoing operations, the construction of 30 homes was completed in the nearby town of Gobernador Gregores with other housing projects partially completed; (ix) the engineering aspect of the Ausenco EPCM scope was estimated to be 85% complete; (x) the construction of the 133 kV power line has been delayed to beyond the projected project start up and the contract to supply an eight MW temporary on-site power plant was awarded to Finning Argentina; and (xi) construction of the on-site 33 kV site power distribution systems were partially completed.

During the operational phase of the project, it is estimated that approximately 400 direct work positions will be required. Given the extreme sparse population of the region, the Company is undertaking extensive human resource development of the potential workforce in the region, the Province, and at the national level in addition to recruiting experienced personnel necessary for the development and eventual operation of the mine.

Geology and Mineralization

Silver and base metal mineralization in the Manantial Espejo district is spatially and genetically related to a large bimodal igneous province, the Deseado Massif, which is dominated by acid volcanics and their resedimented products of the Chon Aike and La Matilde Formations (Upper Jurassic), and andesites of the Bajo Pobre Formation (Middle Jurassic). The older volcanics form the basement unit and are locally mineralized. The Chon-Aike and La Matilde Formations host mineralization, which occurs at the faulted contacts of volcanic facies as well as at contacts of volcanic stages.

The ore deposits at the Manantial Espejo project are predominantly veins having short strike slip and larger down dip displacements. Styles of mineralization include massive quartz veins, vein breccias, sheeted and stockwork veining, and minor dissemination. Quartz is the main infill mineral, displaying distinctive textures indicating the overprinting of hydrothermal events which occurred in the area.

Mineralization is interpreted as occurring at the intersection of west-northwest trending fault zones and arcuate structures that could be related to a possible volcanic center. Gold occurs mainly as electrum in pyrite while the silver occurs in a number of forms including argentiferous galena and silver sulphosalts. Sulfides account for up to 3 to 5% of the rock mass as veinlets and disseminations.

Mineralization at Manantial Espejo is hosted in four main veins: the Maria Vein, Karina/Union Vein, Melissa Vein and Concepcion Vein.  The majority of the mineralization outlined to date is in the Maria Vein.  The vein is a thick multiphase silica vein exposed on surface for more than 1.0 kilometre and has been intersected at a depth of up to 275 metres.  This vein averages 7.8 metres in true width ranging from 0.63 metres to 20 metres.  The vein is open to the east and at depth.

The Maria Vein exhibits two quartz textures; older quartz which may also contain grey silica, amethyst and vuggy quartz and younger sulphide-rich vein quarts breccia that often crosscuts the earlier vein and carry fragments of it.  Sulphide content is low and is primarily three to five percent pyrite.  Minor amounts of galena, sphalerite, chalcopyrite, bornite, chalcocite and covellite have been observed. The Maria vein structure shows excellent continuity, with little evidence for significant transverse fault offsets.  Combined outcrop and drill data show vein continuity over 1,000 metres along strike and over 250 metres along dip.  Ore-grade mineralization of the vein is less continuous.  Open pit ore-grade zones measure tens to hundreds of metres in longitudinal dimension.  Underground ore-grade zones measure tens of metres in longitudinal dimension, with over 100 metres of vertical extent in the Maria West area.  Variograms and correlograms indicate mineralization continuity on the order of fifty to one hundred metres for both gold and silver.

Silver occurs as electrum along with minor amounts of argentite, acanthite, sulfosalts, and prousite-pyrargerite.  Gold occurs as electrum inclusions contained in pyrite.  Very minor visible gold in the 200-micron size has been observed in drill core along goethite-coated fractures.

The Karina/Union Vein is exposed on surface for a distance of 850 metres and has been drilled to a depth of 150 metres.  The host rocks, alteration and mineralogy of the vein is similar to the Maria Vein.  Several interconnected high grade silver-gold epithermal veins produce drill intersections in excess of 20 metre true widths.

The Melissa Vein has a faint surface expression that rarely outcrops.  The trend of the 1.5 to 2.5 metre-wide high-grade silver-gold epithermal Melissa system has an 80 degree strike with a steep northerly dip.  The mineralization and host geology is very similar to that encountered at the Maria Vein.  Structurally, Melissa is thought to be the extensional component to the Maria shear system.  The Melissa Vein has been defined by drill holes along a 300 metre strike length and 200 metre down dip.

The Concepcion Vein is a single quartz vein.  Mineralization occurs over a strike length of 600 metres and is open at depth and at both ends.  The host rocks, mineralogy and alteration are similar to the other veins on the property.

The Maria Vein has been exposed by underground development and by open pit mining, the Karina/Union Vein by open pit mining and the Melissa Vein by underground development. To date there has not been enough ore mining to conduct a meaningful reconciliation however the results to date support the geological interpretation and assumptions used for the ore reserve calculations.

Exploration, Drilling, Sampling and Analysis

Reconnaissance exploration on the Manantial Espejo property was first carried out in the 1970s by the Argentinean government.

Exploration on the property was advanced in 1996 by Barrick, which completed 62 diamond drill holes on the property totalling 9,653 metres on the Maria Vein. In 1997, an additional 42 core drill holes were completed totalling 6,795 metres and Kilborn Engineering Pacific Ltd. (“Kilborn”) was retained to prepare a pre-feasibility study for the construction of an open pit mine and cyanidation mill processing facility to treat and recover silver and gold from the Maria Vein resource.

Drilling on the Manantial Espejo property has been accomplished using diamond core, reverse circulation and wagon drilling. For the entire Manantial property, this drilling totals 1,043 drill holes and approximately 93,867 metres. The diamond core samples were considered to be of superior quality and representative of the deposits. Therefore, with the exception of five reverse circulation holes in Maria, recent resource modeling evaluations have been based upon core samples from 662 diamond drill holes representing approximately 65,896 metres. The typical core sampling procedure is to half-saw the HQ core after descriptive geological and geotechnical logging.  Half of the core is submitted for analysis, while the remaining half is stored on the Manantial Espejo site.

All MTA core has been HQ diameter (approximately six centimetres), with the exception of re-entry into Barrick holes for deepening, for which NQ diameter was used.  Diamond drill holes are located and oriented by geologists in the field to obtain drill spacing in the 25 to 50 metre range on vein, with the closer spacing in the higher grade zones.

Project drilling, sample handling, assaying, data handling, and resource modeling were reviewed in April 2001 on behalf of SSR by Pincock, Allen, and Holt (“PAH”), mining consultants, who found that assaying and security procedures to date had been carried out according to accepted industry standards using accepted practices.

In 2003, a 4,472 metre diamond drilling program was completed in the Maria and Karina-Union veins focusing on gathering geotechnical stability data.

In 2005, MTA completed 20,832 metres (187 holes) of additional diamond core and RC drilling to in-fill selected areas of known resources, investigated potential for economic mineralization outside of the current resource area, continued the water exploration program, and improved the geotechnical database for the feasibility tailings design.  In 2006, a further 1,525 metres of diamond drilling were completed with 800 metres of that total for exploration and condemnation drilling and the remainder for geotechnical holes. RC drilling was conducted for water supply wells and for the mine dewatering both as part of the construction program. Due to the construction and development activities at the site, there was no additional exploration drilling conducted in 2007.

Manantial Espejo drilling data are used for metals exploration, resource modeling, geotechnical studies, metallurgical studies, and hydrological exploration/studies.

Mineral Reserves

A reserve summary by open pit bench was derived for each pit by extracting the pit volume out of the appropriate resource block model. Dilution was applied according to the mining method to be used. The open pit reserve was derived from the resource block model diluted for open pit mining. The underground reserve was derived from the resource block model diluted for the appropriate underground mining method. Underground reserves were extracted from these models by summarizing within the designed stoping panels. Any wall rock outside of the diluted wireframe or any inferred resource occurring within the underground stope volume was assigned zero grade.

For the underground portion of the reserve, the Measured Mineral Resource was converted to a Probable Mineral Reserve. This is because there has not been an opportunity to confirm the assumptions made for stoping methods by direct observation from underground development. The geotechnical assumptions in particular are very important to the stoping method selection and for the amount of ground support that will be required in the development. Although it is believed that reasonable assumptions have been made based on experience, sound analysis and observation of the diamond drill core, there remains some degree of uncertainty in the stoping and development cost assumptions that would be realized by being able to make first hand observation on a larger scale underground operation.

Manantial Espejo Mineral Reserves (1), (2), (3)

Reserve Category	Tonnes	Grams of Silver per Tonne	Grams of Gold per Tonne
Proven	3,489,410	151	2.05
Probable	3,701,109	181	2.66
TOTAL	7,190,519	166	2.36

(1)	Calculated as at December 31, 2006 using prices of $9 per ounce of silver, $525 per ounce of gold.
(2)

Mineral reserve estimates for Manantial Espejo were prepared under the supervision of, or were reviewed by Martin G. Wafforn, P.Eng., Vice President of Mine Engineering, who is a Qualified Person as that term is defined in NI 43-101.

(3)

For all ores at Manantial Espejo the metallurgical recovery of the plant was assumed to be 93.57% for silver and 94.25% for gold. Payable amounts in the doré product of the mine are assumed to be 99.75% for silver and 98.87% for gold. The cut off grade applied for all open pit ores was 73 g/t. The nominal cut-off used to define underground Maria longhole stoping ore was 160gpt AgEq.  The nominal cutoff used to define underground Maria and Melissa shrinkage stoping ore was 194gpt AgEq.  The nominal cutoff used to define underground Concepcion cut and fill stoping ore was 210gpt AgEq.  In all underground reserves, stoping blocks were visually defined using the cited cut-offs with a long section display of silver equivalent grade.  However, once the stopes were defined, all recovered material inside of the stopes was defined as ore, regardless of grade.   In all cases, the value ratio used to determine silver equivalency was 59.787.  This ratio and the cut-offs were determined by the same method as in the feasibility study, using feasibility costs, payables, taxes, royalties, and metallurgical recoveries.  However, all of the input values were revised to match the final results of the feasibility, with the exception of Gold and Silver sales prices, which were $525 and $9 respectively.

Mineral Resources

Pan American’s management estimates that mineral resources at Manantial Espejo as at December 31, 2006 are as follows:

Manantial Espejo Mineral Resources (1), (2)

Resource Category	Tonnes	Grams of Silver per Tonne	Grams of Gold per Tonne
Measured	1,806,990	87	0.86
Indicated	2,287,968	94	0.84
Inferred	2,522,819	107	1.04

(1)	Calculated as at December 31, 2006 using a price of $9 per ounce of silver and $525 per ounce of gold.
(2)

Mineral resource estimates for Manantial Espejo were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., Senior Vice President Geology & Exploration, who is a Qualified Person as that term is defined in NI 43-101.

Mining

The optimum mine plan approach for the Manantial Espejo project consists of a combination of open pit surface and underground mining methods. The surface mining method proposed for the ore is conventional open pit mining using currently owned 54 tonne off road trucks and a mix of front end rubber tired loaders and track loading equipment.

The considerable variation in dip and thickness of the various mineralized zones throughout the property require a number of different underground mining methods to be utilized to maximize the profitability and recovery of the mineral resources. The underground mining operations consists of either long-hole, cut and fill, or shrinkage methods to accommodate the geometry and accessibility. The majority of the major open pit and underground mine equipment had been delivered by the end of 2007.  Delivery is expected in early 2008 for an underground mine truck and a drill for drilling long holes underground, as well as a rubber tired bulldozer and a RC grade control drill for the open pit.

In some areas, it is proposed that the open pits will also be used for underground access via in-pit portals. In the design, the open pits will be excavated using five metre high, horizontal benches. Ore and waste will be transported out of the pits by truck haulage via ramps built into the walls of the pits. Truck haulage will continue from the open pit ramp exit points on surface roads leading to waste dumps and the primary crusher ore feed stockpile. Open pits will be constructed for portions of the Maria, Karina-Union, and Concepción deposits. The proposed Maria pit is sub-divided into three sub-pits. To the end of 2007, a total of 2.6 million tonnes (including 159,000 tonnes off ore) had been mined and removed from the Maria and Karina-Union open pits.

A total of five portals and associated declines will be required to access all of the underground mining reserves. Two are required for the Maria main structure, being Maria West and Maria East. Two portals are required for the Concepcion area, and one is required for Melissa. The portals for Maria West and Melissa have been excavated and are being used to develop the underground portion of the mine to provide production ore according to the mine plan.

Processing

Ore from the Manantial Espejo deposits will be treated by conventional crushing, SAG/Ball mill grinding, bulk gravity concentration, intensive gravity concentrate agitation leaching, thickening, agitated cyanide leaching of the gravity tailings slurry, counter-current-decantation (“CCD”) thickening, Merrill Crowe zinc precipitation, sulfur dioxide cyanide neutralization, conventional pulp tailings disposal and conventional silver and gold doré bar production from melting of the Merrill Crowe precipitate.  The nominal treatment rate will be 2,000 tonnes per day of ore on a 24-hour per day schedule.

Procurement of the long-lead plant SAG mill and ball mill was initiated and a few minor pieces of used equipment were secured in 2006.  The basic engineering of the plant and site infrastructure was completed and detailed engineering initiated during 2006 in preparation to begin construction activities in early 2007. During 2007 and currently, construction is progressing at full pace. The mine office building was completed, and the mine dry and laboratory were nearing completion by the end of the year.  Five of the 9 leach tanks were completed as well as two of the CCD thickeners. The two ball mills were delivered to site with the SAG mill being delivered in February, 2008. The mine camp was completed and employee housing in the nearby town were close to completion at year end.  Delay of the delivery of other long lead items and bulk materials key to the development of the project could materially adversely effect the schedule and timing development.

Metallurgy

Process testing of ore from the deposits have validated the proposed treatment method and determined key processing parameters.  Representative drill core samples from 76 drillholes were used in metallurgical testing of the ore bodies.  A limited amount of grindability tests were completed on near surface trench samples.  Gravity separation and cyanidation testing performed by Lakefield Research of Lakefield, Ontario, Canada produced data was used as the basis for the metallurgical performance target of a commercial operation. Final flowsheet development and optimization testing was conducted on six individual samples and four composites:  Karina-Unión and Maria Global, Melissa and Concepción.

Independent third parties have been involved with various aspects of the project metallurgical evaluations.

The following test data was analyzed in support of flowsheet development:

•                  Bottle Roll Whole Ore Cyanidation Leach

•                  Apparent Bulk Density

•                  Grinding

•                  Flotation

•                  Settling

•                  Filtration

•                  Gravity Concentration

•                  Electrowinning

•                  Thickening

•                  Hardness

•                  Abrasion

•                  Gravity Concentrate Leach

•                  Gravity Tail Leach

Testwork was completed to evaluate several processing methods. Testwork included in this review includes 46 gravity separation tests and 127 bottle roll cyanidation tests. Of the 127 bottle roll tests, 55 were completed on whole ore samples, 32 on gravity concentrate samples, and 40 on gravity tails samples. This testing adequately characterizes the metallurgical variability of the deposits.  The test data was arranged by ore deposit (Maria, Karina-Unión, Melissa, and Concepción).

Results of the test work give the following optimum plant operating parameters:

•                  Grind size P80 = 105 µm

•                  Weight to concentrate= 21%

•                  Concentrate regrind size P80 = 40 µm

•                  Concentrate leach NaCN concentration  => 2-2.5 g/L

•                  Concentrate leach  pH = 10.5-11

•                  Concentrate leach retention time => 144 hours

•                  Tails leach NaCN concentration  => 1.5-2.0 g/L

•                  Tails leach pH = 10.5-11

•                  Tails leach retention time => 76 hours

The reagent consumptions were:

NaCN (Sodium Cyanide)
•	Karina-Unión	0.4-0.5 kg/t ore
•	Maria	0.6-0.8 kg/t ore
•	Melissa	0.7 kg/t ore
•	Concepción	0.6 kg/ t ore

CaO (Pebble Lime)

•	Karina-Unión	0.7-0.8 kg/t ore
•	Maria	0.6-0.8 kg/t ore
•	Melissa	0.5 kg/t ore
•	Concepción	0.5 kg/ t ore

Based on the results of the test work, the following recoveries can be expected for the Project ores:

•	Silver recovery	93.6%
•	Gold recovery	94.2%

Metallurgical Ore Recoveries

	Au	Ag
Mine Head Grades (gpt)	2.82	189
Gravity Recovery (%)	58.3	60.2
Concentrate Leach Extraction (%)	99.2	99.4
Gravity Tail Leach Extraction (%)	88.6	85.3
Overall Extraction (%)	94.8	93.8
Soluble Loss (%)	0.6	0.2
Overall Recovery (%)	94.2	93.6

Economic Analysis and Payback

The total project capital cost at the time of completion is estimated to be $185.3 million according to the following breakdowns:

	Total Costs to 12/31/07	Total Commitments to 12/31/07	Remaining to Commit	Forecast Total Cost at Completion*
Plant	30.1	51.5	19.1	70.6
Mine	23.9	26.8	6.2	33.0
Infrastructure & Facilities	18.2	19.7	11.9	31.6
Indirects & Others	14.6	14.8	13.3	28.1
Sub-Total	86.8	112.8	50.5	163.3
Recoverable VAT Tax	11.1	11.1	10.9	22.0
TOTAL w/VAT Tax	97.9	123.9	61.4	185.3

* - Estimate includes provisions for:

•                  Temporary on-site diesel power plant until a new power line is installed

•                  Additional housing developments in nearby community

•                  Additional pit pre-stripping to access additional lower-grade resources

•                  Provisions for continued escalations and anticipated cost increases

The overall Project was estimated to be 58% completed on December 31, 2007 and is currently on schedule for mechanical completion sometime around mid-2008 at which time commissioning activities will be conducted targeting commercial production to begin sometime around year-end 2008.

Environment & Permitting, Health & Safety

An EIA for the project as required under the laws of the Province of Santa Cruz and the Argentine Republic was performed. The EIA includes all the items required under Argentine legislation, including a detailed report of the base line and the consulting steps taken with regard to the community and the authorities. The EIA performed for the project has not identified any severe environmental impact that could compromise its feasibility from the environmental viewpoint.

The identified environmental impacts set out in the EIA are in almost all cases low to moderate and can be reasonably mitigated by the Environmental Care and Management Plan attached to the project. The balance between the unwanted effects that could arise by implementing the project, against the local benefits that would be obtained, is favourable to the performance of the project.

The EIA, mine design, tailing design, utility company interface, and water development studies have been completed and the EIA was submitted to the Provincial Government in Argentina in November 2005 for its review. In March 2006, Pan American obtained clearance from the Province of Santa Cruz, Argentina, for the EIA.  In addition, Pan American entered into an agreement with the Federal Government of Argentina and the Province of Santa Cruz to bring grid electrical power to the town of Gobernador Gregores with a subconnection to Manantial Espejo.

MTA has been granted all of the requisite environmental permits necessary to proceed with development of the property.  It is anticipated that an update of the EIA will be carried out in 2008 in order to identify any changes made to the proposed mine development.

Capital Expenditures

The capital cost estimate for construction of the Manantial Espejo mine totals approximately $185.3 million.  Total commitments to December 31, 2007 were $123.9 million, including project expenditures of $97.9 million.  Actual costs may vary, possibly materially, from estimates.

C.                                   Investment and Resource Properties and Expenditures

Pan American owns interests in investment and resource properties in Mexico and the United States.  The Company does not consider the investment properties in the United States and in Mexico to be material properties for the purposes of NI 51-102.

Mineral Property Expenditures

The following table sets out Pan American’s acquisition, exploration and development expenditures for the periods indicated:

Years Ended December 31

(in thousands of dollars)

		2007	2006	2005
Acquisition	Manantial Espejo	—	47,549	—
	San Vicente	8,000
	TOTAL	8,000	47,549	—
Development	Huaron	9,895	5,266	4,969
	Quiruvilca	4,438	1,848	2,262
	Morococha	13,636	10,512	8,446
	La Colorada	8,948	7,994	5,453
	Alamo Dorado	10,977	51,331	35,548
	Manantial Espejo	55,233	22,758	—
	San Vicente	11,550	5,013	1,899
	Other	727	583	—
	TOTAL	115,405	105,305	59,638
Exploration	Huaron	—	456	—
	Quiruvilca	—	434	—
	Morococha	445	1,477	691
	La Colorada	1,344	2,266	—
	Alamo Dorado	660	474	226
	Manantial Espejo	194	201	2,022
	San Vicente	—	1,610	116
	Other	701	1,122	642
	TOTAL	3,344	8,040	3,697

Metals Trading

In the past, Pan American has engaged in forward sales of base metals production from its mines.

During 2004, the Company settled 16,260 tonnes of zinc forward sale contracts at an average price of $943 per tonne and 10,290 tonnes of lead forward sale contracts at an average of $728 per tonne.

During 2005, the Company settled 15,800 tonnes of zinc forward sale contracts at an average price of $1,105 per tonne and 4,000 tonnes of lead forward sale contracts at an average price of $726 per tonne.

During 2006, the Company settled 13,400 tonnes of zinc forward sale contracts at an average price of $1,553 per tonne.  The Company settled 6,000 tonnes of zinc forward purchase contracts at an average price of $2,987 per tonne.

During 2007, the Company did not settle any forward metal contracts.

At December 31, 2007, Pan American had outstanding open base metal forward contracts. Please see the discussion below under “Risks Related to Pan American’s Business – Trading Activities”.

Pan American does not engage in any forward sale of its silver production.

Risks Related to Pan American’s Business

Metal Price Fluctuations

The majority of Pan American’s revenue is derived from the sale of silver, zinc, and, to a lesser degree, copper, lead and gold, and therefore fluctuations in the price of these commodities represents one of the most significant factors affecting Pan American’s operations and profitability.  The price of silver and other metals are affected by numerous factors beyond Pan American’s control, including:

•                 levels of supply and demand;

•                 global or regional consumptive patterns;

•                 sales by government holders;

•                 metal stock levels maintained by producers and others;

•                 increased production due to new mine developments and improved mining and production methods;

•                 speculative activities;

•                 inventory carrying costs;

•                 availability and costs of metal substitutes;

•                 international economic and political conditions;

•                 interest rates;

•                 currency values; and

•                 inflation.

Declining market prices for these metals could materially adversely affect Pan American’s operations and profitability.

Foreign Operations

The majority of the Company’s current operations are conducted by its subsidiaries in Peru, Mexico, Bolivia and Argentina, and all of the Company’s current production and revenue is derived from its operations in Peru, Mexico and Bolivia.  As Pan American’s business is carried on in a number of foreign countries, it is exposed to a number of risks and uncertainties, including:

•                 terrorism and hostage taking;

•                 military repression;

•                 expropriation or nationalization without adequate compensation;

•                 difficulties enforcing judgments obtained in Canadian or United States courts against assets located outside of those jurisdictions;

•                 labour unrest;

•                 high rates of inflation;

•                 changes to royalty and tax regimes;

•                 extreme fluctuations in currency exchange rates;

•                 volatile local political and economic developments;

•                 difficulty with understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations; and

•                 difficulty obtaining key equipment and components for equipment.

Local opposition to mine development projects has arisen in Peru in the past, and such opposition has at times been violent. In particular, in November 2004, approximately 200 farmers attacked and damaged the La Zanja exploration camp located in Santa Cruz province, Peru, which was owned by Compania de Minas Buenaventura and Newmont Mining Corporation. One person was killed and three injured during the protest. There can be no assurance that such local opposition will not arise in the future with respect to the Company’s foreign operations. If the Company were to experience resistance or unrest in connection with its foreign operations, it could have a material adverse effect on the Company’s operations or profitability.

In late 2005, a national election in Bolivia resulted in the emergence of a left-wing government. This has caused some concerns amongst foreign companies doing business in Bolivia due to the government’s policy objective of nationalizing the oil and gas industries. There is no certainty the government will not take steps to implement such measures targeting the mining industry. Risks of doing business in Bolivia include being subject to higher taxes, and mining royalties, some of which have already been proposed or threatened, revision of contracts and threatened expropriation of assets, all of which could have a material adverse impact on the Company’s operations or profitability.

Governmental Regulation

Pan American’s operations, exploration and development activities are subject to extensive Canadian, United States, Peruvian, Mexican, Bolivian, Argentinean and other foreign federal, state, provincial, territorial and local laws and regulations governing various matters, including:

•                  environmental protection;

•                  management and use of toxic substances and explosives;

•                  management of natural resources;

•                  exploration, development of mines, production, and post-closure reclamation;

•                  exports;

•                  price controls;

•                  taxation;

•                  mining royalties;

•                  labour standards and occupational health and safety, including mine safety; and

•                  historic and cultural preservation.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations (including the imposition of higher taxes and mining royalties which have been implemented or threatened in the countries in which we do business) or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of Pan American’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of our past and current operations, or possibly even those actions of parties from whom we acquired our mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. It is difficult to strictly comply with all regulations imposed on the Company. The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business, however, even with the application of considerable skill the Company may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

Obtaining and Renewing of Government Permits

In the ordinary course of business, Pan American is required to obtain and renew governmental permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on Pan American’s part. The duration and success of Pan American’s efforts to obtain and renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority. Pan American may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what Pan American believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact Pan American’s operations and profitability.

Compliance with Local Laws and Standards

In some of the countries in which Pan American operates, failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. Any such loss, reduction or imposition of partners could have a material adverse impact on Pan American’s operations or business.

Ownership and Operating Hazards and Risks

The ownership, operation and development of a mine or mineral property involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

•                  environmental hazards;

•                  industrial accidents and explosions and third party accidents;

•                  the encountering of unusual or unexpected geological formations;

•                  ground fall and cave-ins;

•                  flooding;

•                  earthquakes; and

•                  periodic interruptions due to inclement or hazardous weather conditions.

These occurrences could result in:

•                  environmental damage and liabilities;

•                  work stoppages, delayed production and resultant loses;

•                  increased production costs;

•                  damage to, or destruction of, mineral properties or production facilities and resultant losses;

•                  personal injury or death and resultant losses;

•                  asset write downs;

•                  monetary losses;

•                  claims for compensation of loss of life and or damages by third parties in connection with accidents (for loss of life and or damages and related pain and suffering) that occur on company property, and punitive awards in connection with those claims; and

•                  other liabilities.

Liabilities that Pan American incur may exceed the policy limits of its insurance coverage or may not be insurable, in which event Pan American could incur significant costs that could adversely impact its business, operations, profitability or value.

Exploration and Development Risks

The long-term operation of Pan American’s business and its profitability is dependent, in part, on the cost and success of its exploration and development programs. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that Pan American’s mineral exploration and development programs will result in any discoveries of bodies of commercial mineralization. There is also no assurance that even if commercial quantities of mineralization are discovered that a mineral property will be brought into commercial production. Development of Pan American’s mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond the control of Pan American. As a result, there can be no assurance that Pan American’s acquisition, exploration and development programs will yield new reserves to replace or expand current reserves. Unsuccessful exploration or development programs could have a material adverse impact on Pan American’s operations and profitability.

Uncertainty in the Calculation of Mineral Reserves, Resources and Silver and Base Metal Recovery

There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources and corresponding grades being mined or dedicated to future production. Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral and reserve grades must be considered as estimates only. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Any material change in quantity of mineral reserves, mineral resources, grade or stripping ratio may affect the economic viability of Pan American’s properties. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation and or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation and or development of the Company’s projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and or development of the Company’s advanced projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Pan American’s operations and profitability.

The equipment on site at the Morococha property, particularly the Amistad plant, is old and may require higher capital investment than Pan American has estimated.

Smelter Supply Arrangements

The zinc, lead and copper concentrates produced by Pan American are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, Pan American may incur losses for products already shipped and be forced to sell its concentrates in the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. Further, there can be no assurance that Pan American will be able to renew agreements to sell concentrates when the existing agreements expire, or that Pan American’s concentrates will meet the qualitative requirements of existing or future concentrate agreements or the requirements of buyers.

Environmental Hazards

All phases of Pan American’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation in all of the jurisdictions in which Pan American operates is evolving in a manner which will require stricter standards and will be subject to increased enforcement, fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental regulation, if any, may adversely impact Pan American’s operations and profitability. In addition, environmental hazards may exist on Pan American’s properties which are currently unknown to Pan American. Pan American may be liable for losses associated with such hazards, or may be forced to undertake extensive remedial cleanup action or to pay for governmental remedial cleanup actions, even in cases where such hazards have been caused by previous or existing owners or operators of the property, or by the past or present owners of adjacent properties or natural conditions. The costs of such cleanup actions may have a material adverse impact on Pan American’s operations and profitability.

Responsibility for construction of a water treatment plant for the Kingsmill Tunnel and tailings mitigation program at Huascacocha Lake, near the Morococha mine, has been apportioned by Water Management Consultants Inc. in environmental studies among the Morococha mine and mining companies operating neighbouring projects, including Centromin, Soc. Minera Austria Duvaz, Soc. Minera Buquiococha and Minera Centrominas. The proposed development of the Toromocho Project by Peru Copper adds another party with an interest in the Kingsmill tunnel water. In the event that one or more of these companies defaults on its funding obligation for the Kingsmill water treatment plant or the Huascacocha Lake tailings mitigation program, Pan American’s proportionate share of the costs of such environmental projects could increase and which would result in reduced cash flow from Morococha operations.

Reclamation Obligations

Reclamation requirements vary depending on the location of the property and the managing governmental agency, but they are similar in that they aim to minimize long-term effects of mining exploitation  and exploration disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation. Pan American is actively providing for or has carried out any required reclamation activities on its properties. Any significant environmental issues that may arise, however, could lead to increased reclamation expenditures and have a material adverse impact on Pan American’s financial resources.

Peruvian Mine Closure Law

On August 15, 2005, the Peruvian government published by way of Supreme Decree No. 033-2005-MEM the regulations for the preparation of mine closure plans. For existing mining operations the law provides that a mine closure plan must be submitted for certification to the MEM within twelve months of the law entering into force. In accordance with this Supreme Decree, Pan American has submitted closure plans to the MEM. Review comments have been received for each of the three mine closure plans submitted for Pan American’s operations in Peru. Pan American is currently reviewing and addressing the comments from the Ministry and hope to have addressed all observations during 2008.

The law provides that a mine operator must provide a financial warranty for the estimated costs associated with its mine closure plan. The value of the warranty is estimated as the present value of the estimated closure cost less the present value of the proposed concurrent closure and is payable over the estimated life of the mine.

Trading Activities

Pan American mitigates the price risk associated with its zinc and lead production by committing some of its forecasted production under forward sales or option contracts. At December 31, 2007, the Company had sold forward 9,682 tonnes of zinc at a weighted average price of $2,864 per tonne and committed an additional 2,650 tonnes to option contracts, which have the effect of ensuring zinc prices of between $2,500 and $2,871 for that quantity. The forward sales and option commitments for zinc represent approximately 25% of the Company’s forecast payable zinc production over the following 18 months. In addition, at December 31, 2007, Pan American had sold forward 3,000 tonnes of lead settling during the first half of 2009 at an average price of $2,730, which represent approximately 40% of the forecast payable production for that period. At December 31, 2007, the three month price for zinc and lead was $2,331 and $2,532 per tonne, respectively, and the mark-to-market value on open positions was an unrealized gain of $5.3 million.

Approximately one-third of the Company’s operating and capital expenditures are denominated in local currencies other than the US dollar. These expenditures are exposed to fluctuations in US dollar exchange rates relative to the local currencies. From time to time, the Company mitigates part of this currency exposure by accumulating local currencies or by entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to US dollars. In anticipation of operating expenditures in Peruvian Nuevo sol (“PEN”) and Mexican pesos (“MXN”), at December 31, 2007, the Company has entered into foreign currency contracts with an aggregated nominal value of $29 million for Pen and $7 million for MXN settling between January and May 2008 at an average PEN/US$ exchange rate of 3.01 and an average MXN/US$ exchange rate of 10.97. In addition, Pan American was holding cash balances equivalent to $2.6 million in PEN and $1.90 million in MXN as at December 31, 2007. At December 31, 2007, the mark-to-market value of the Company’s local currencies positions was an unrealized gain of $0.3 million.

At the end of the fourth quarter of 2007, the Company had fixed the price of 600,000 ounces of silver produced during the quarter in concentrates, which are due to be priced in January and February of 2008 under the Company’s concentrate contracts. The price fixed for these ounces averaged $14.72 per ounce while the spot price of silver was $14.76 on December 31, 2007, resulting in an unrealized mark-to-market loss of $0.03 million.

In addition, the Company may experience losses if a counterparty fails to purchase under a contract when the contract price exceeds the spot price of a commodity. The Company’s current policy is to not hedge the price of silver and therefore it is fully exposed to fluctuations in the price of silver.

From time to time, the Company may invest in equity securities of other companies. Just as investing in the Company is inherent with risks such as those set out in this Annual Information Form, by investing in other companies the Company will be exposed to the risks associated with owning equity securities and those risks inherent in the investee companies.

Employee Recruitment, Retention and Human Error

Recruiting and retaining qualified personnel is critical to the Company’s success. The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests. The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. There can be no assurance that the Company will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increase. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Despite efforts to attract and retain qualified personnel, as well as the retention of qualified consultants, to manage the Company’s interests, even when those efforts are successful, people are fallible and human error could result in significant uninsured losses to the Company. These could include loss or forfeiture of mineral claims or other assets for non-payment of fees or taxes, significant tax liabilities in connection with any tax planning effort the Company might undertake and legal claims for errors or mistakes by Company personnel.

Employee Relations

Certain of Pan American’s employees and the employees of Peruvian mining contractors indirectly employed by Pan American are represented by unions. Pan American has experienced labour strikes and work stoppages in the past. There can be no assurance that Pan American will not experience future labour strikes or work stoppages.

Title to Assets cannot be guaranteed and may be subject to third party claims or other defects

The validity of mining or exploration titles or claims or rights, which constitute most of Pan American’s property holdings, can be uncertain and may be contested. Pan American has used its reasonable commercial efforts to investigate its title or claims to its various properties and, to its knowledge, except where Pan American has otherwise identified, those titles or claims are in good standing. However, no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties. Pan American operates in countries with developing mining laws and changes in such laws could materially impact Pan American’s rights to its various properties or interests therein.

Although Pan American has received title opinions for those material properties in which it has an material interest (or if it has not been able to obtain such opinions, has made a determintation to accept the risks associated with the subject property which determination Pan American believes is reasonable in the circumstances), there is no guarantee that title to such properties will not be challenged or impugned. Pan American has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. Pan American’s properties may be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects.

According to Peruvian law, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands; accordingly, under Peruvian law, title holders of mining concessions must agree with surface land owners on compensation for damages that may be suffered as a result of mining activities. Pan American does not hold registered legal title to most of the surface lands in the areas that overlie its mining concessions comprising the Morococha property. Pan American also does not own lands in the surface areas where administrative and operations are taking place at the Morococha property. Most of these rights are held by Centromin and were granted to it by Empresa Minera Natividad S.A. (which merged with Argentum in 2005) as per an Usufruct, Superficiary and Easement Agreement entered into by and between such parties in May 2003. Centromin also holds rights to certain sub-surface areas which may provide easier and less costly underground access to some areas of the Morococha concessions. Since no agreement was reached with Centromin in connection thereto, in October 2005 Pan American initiated an administrative proceeding before the Peruvian MEM to obtain legal rights for such underground access. The use by Argentum and its predecessors, including Sociedad Minera Corona S.A. and its own predecessors, of Centromin’s surface lands and sub-surface rights for mining and processing operations has been exercised for decades with Centromin’s acknowledgement, and Argentum’s claim to the right to use the surface is based on long term use under Peruvian law. Since December 2006, Argentum has sought a judicial declaration from the Peruvian courts to uphold its claim for legal ownership rights over certain surface lands used for administrative and operation purposes, on which infrastrcuture and facilities have been maintained for over ten years. There is no assurance that Centromin or the title holder of the Toromocho option agreement of June 2003 will not take action and seek to extinguish the rights granted under the May 28, 2003 Usufruct, Superficiary and Easement Agreement, thereby impeding use of these surface lands and sub-surface rights at the Morococha property. In particular, the development into a mine of the adjacent Toromocho disseminated copper system may impact operations on the Morococha property. In such an event, Pan American may ultimately be forced to incur potentially significant costs and expenses in order to acquire and/or obtain surface and sub-surface rights at the Morococha property, and could ultimately be required to cease certain operations at the Morococha property altogether if such surface and sub-surface rights cannot be obtained for reasonable consideration.

Pan American acquired its interest in the Manantial Espejo project on the understanding that while strict compliance with the mining law had not occurred, prior owners had reached an agreement with the mining authorities to bring the property, to the extent possible under existing law, into compliance. With respect to the required minimum expenditure threshold originally applicable to Barrick’s operations at Manantial Espejo, Pan American was able to secure a different expenditure threshold with the Argentine government. Until recently, although Pan American had always complied with the terms of this agreement, it could never be certain that the original non-compliance of previous owners would not impair title to the properties. However, on March 23, 2006 the Argentine government approved the Environmental Impact Statement submitted to it by the Company, effectively authorizing construction of the mine. As such, management of the Company believes that this approval waives a significant amount of uncertainty and confirms the government recognizes and will abide by Pan American’s title to the properties.

Acquisitions

An element of the Company’s business strategy is to make selected acquisitions. For example, the Company completed the acquisition of Corner Bay Silver Inc. in February 2003, the acquisition of Argentum and the Morococha mine in August 2004, the acquisition from SSR in 2006 of that Company’s 50% interest in the Manantial Espejo project and in May 2007 the 40% interest in the San Vicente mine. The Company expects to continue to evaluate acquisition opportunities on a regular basis and intends to pursue those opportunities that it believes are in its long-term best interests. The success of the Company’s acquisitions will depend upon the Company’s ability to effectively manage the operations of entities it acquires and to realize other anticipated benefits. The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources. There can be no assurance that the Company will be able to successfully manage the operations of businesses it acquires or that the anticipated benefits of its acquisitions will be realized.

Competition for New Properties

Mines have limited lives, and as a result, Pan American continually seeks to replace and expand reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where Pan American would consider conducting exploration and/or production activities. Because Pan American faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does, Pan American may be unable to acquire attractive new mining properties on terms that it considers acceptable. Competition in the mining business for limited sources of capital could adversely impact Pan American’s ability to acquire and develop suitable silver mines, silver developmental projects, silver producing companies or properties having significant exploration potential. As a result, there can be no assurance that Pan American’s acquisition and exploration programs will yield new mineral reserves to replace or expand current mineral reserves.

Shortages of Critical Parts, Equipment and Skilled Labour may impact operations and development projects

Pan American’s ability to acquire critical resources such as input commodities, drilling equipment, tires and skilled labour due to increased worldwide demand, may cause unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.

United States Mining Legislation

There is a movement in the United States Congress to reform the current mining laws. While it is not expected that any reform legislation will pass the United States Congress in the current session, it is not unlikely that some changes to U.S. mining laws will occur in the future. These changes may include the payment of royalties to the government, increased holding fees and restrictions or prohibitions on patenting mining claims. In addition, prospective legislation could be expected to include various environmental and land use requirements, which may restrict, or in some cases, prevent mining operations. Pan American’s interest in unpatented claims on federal land could have an overall impact on the value of its properties in the United States.

Foreign Exchange Rate Fluctuations

Fluctuations in currency exchange rates, particularly the weakening or strengthening of the U.S. dollar (being the currency in which Pan American’s products are sold) against the Canadian dollar (used to pay corporate head office costs), the Peruvian sol, the Mexican peso, the Argentinean peso and the Bolivian boliviano (being the currencies in which a significant portion of Pan American’s capital and operating costs are incurred), could have a significant effect on Pan American’s results of operations. From time to time, the Company engages in trading activities in connection with foreign currency requirements in order to minimize the effect of strengthening of foreign currencies on the Company’s operating results.

Developments regarding aboriginal, First Nations and indigenous peoples

Pan American operates in areas inhabited by aboriginal, First Nations, and indigenous people. Developing laws and movements respecting the acquisition of lands and other rights from such people and communities may alter decades old arrangements made by prior owners of Pan American’s mines and properties or even those made by Pan American in more recent years. Pan American has used commercially reasonable efforts in its dealing with all aboriginal, First Nations, and indigenous people to ensure all agreements are entered into in accordance with the laws governing aboriginal, First Nations, and indigenous peoples and their communities.

Community Action

In recent years communities and non-governmental organizations (“NGO’s”) have become more vocal and active with respect to mining activities at or near their communities. These communities and NGO’s have taken such actions as, road closures, work stoppages, and law suits for damages. These actions relate not only to current activities but often in respect of decades old mining activities by prior owners of mining properties.

The Company may fail to achieve and maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act

The Company documented and tested during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information

Selected audited consolidated financial information of the Company for each of the last five completed financial years is as follows:

	(in thousands of dollars, except per share amounts)
	2007	2006	2005	2004	2003

Sales	$301,064	$255,447	$122,401	$94,825	$45,122
Mine operating earnings/(loss)	104,275	93,650	(20,970)	940	(6,452)
Net income/(loss)	88,860	58,206	(28,594)	15,214	(6,794)
Net earnings/(loss) per share
- basic	$1.16	$0.79	$(0.43)	$0.06	$(0.20)
- diluted	$1.12	$0.76	$(0.43)	$0.06	$(0.20)
Cash and short-term investments	107,315	171,948	55,322	98,136	89,129
Total assets	762,903	679,995	362,280	370,086	279,883
Total long-term financial liabilities	99,219	92,808	73,794	66,900	73,137
Total shareholder’s equity	599,617	512,026	257,322	275,516	184,098

Selected unaudited consolidated financial information of the Company for each of the last eight quarterly periods is as follows:

	2007				2006
	Three months ended	Three months ended	Three months ended	Three months ended	Three months ended	Three months ended	Three months ended	Three months ended
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31
	(in thousands of U.S. Dollars, except per share amounts)

Sales	$48,057	$79,211	$87,907	$85,889	$45,743	$62,848	$64,268	$82,588
Expenses:
Cost of sales	28,961	40,800	49,233	48,803	24,297	27,613	30,813	41,885
Depreciation and depletion	4,222	6,994	9,549	8,227	3,471	4,175	4,234	5,640
General & Admin.	1,858	2,684	1,860	3,120	1,933	2,416	2,739	2,084

Asset Retirement & Reclamation	636	760	790	674	614	614	615	614
Exploration	549	720	101	1,992	1,234	637	2,267	3,902
Investment income, net	(1.638)	(1,857)	(1,628)	(146)	(111)	(880)	(1,869)	(1,802)
(Gain)/loss on commodity contracts	160	(887)	(613)	(4,005)	11,830	4,780	676	1,042
Non-controlling interest	524	1,365	728	488	1,223	952	40	1,562
Gain (loss) on sale of assets	(10,250)	—	(2,250)	75	—	—	—	7,483
Income (loss) before tax	23,035	28,632	30,137	26,661	1,252	22,541	24,753	35,144
Income Tax Provision	(2,600)	(10,160)	(6,246)	(599)	(4,013)	(7,577)	(8,398)	(5,496)
Net income (loss) for the period	$20,435	$18,472	$23,891	$26,062	$(2,761)	$14,964	$16,355	$29,648
Earnings (loss) per share - basic	$0.27	$0.24	$0.31	$0.34	$(0.04)	$0.21	$0.22	$0.39
Earnings (loss) per share - diluted	$0.26	$0.23	$0.30	$0.33	$(0.04)	$0.20	$0.20	$0.40

Quarterly per share amounts have been adjusted to reflect the weighted average common shares of the Company outstanding for the full year.

Further discussion of the Company’s financial results is contained in the MD&A incorporated by reference into this Annual Information Form.

Dividends

The Company has not, since the date of its incorporation, declared or paid any dividends on its common shares and does not currently intend to pay dividends. Earnings will be retained to finance further exploration and development. Currently there are no restrictions with respect to the Company’s present or future ability to declare or pay dividends.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reference is made to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements of the Company for the years ended December 31, 2007 and 2006, which are incorporated by reference herein.

DIRECTORS AND OFFICERS

The names and municipalities of residences of the directors and officers of the Company, the positions held by them with the Company and their principal occupations for the past five years are set forth below:

Name and Municipality of Residence	Position with the Company	Principal Occupation During the Past Five Years
ROSS J. BEATY Vancouver, B.C. Canada	Director and Chairman (director of the Company since September 30, 1988)	Chairman of the Company since April 1994; former CEO of the Company.

GEOFF A. BURNS (4) North Vancouver, B.C. Canada	Director, President and Chief Executive Officer (director of the Company since July 1, 2003)

President of the Company since July 1, 2003, Chief Executive Officer of the Company since May 11, 2004; and Chief Operating Officer from July 1, 2003 to May 11, 2004 and prior thereto CFO of Coeur D’Alene Mines Corporation.

WILLIAM A. FLECKENSTEIN (3),(5) Seattle, Washington, U.S.A.	Director of the Company since May 9, 1997	President of Fleckenstein Capital, Inc. (an investment counselling firm)

MICHAEL LARSON (1) Seattle, Washington, U.S.A.	Director of the Company since November 29, 1999	Business Manager of Cascade Investment LLC (a private investment company)

MICHAEL J.J. MALONEY (1), (2), (3) Seattle, Washington, U.S.A.	Director of the Company from Sept. 25, 1995 to Nov. 29, 1999 and then re-elected on March 2, 2000	Private Investor

PAUL B. SWEENEY (1), (2) Surrey, B.C. Canada	Director of the Company since August 5, 1999

Executive Vice-President – Corporate Development of Plutonic Power Corporation (hydroelectric company) since January 1, 2007; prior thereto Vice President and Chief Financial Officer of Canico Resource Corp.

JOHN WILLSON (2), (4) Vancouver, B.C. Canada	Director of the Company since May 10, 2002	Retired since April 2000; formerly President and Chief Executive Officer of Placer Dome Inc.

ROBERT P. PIROOZ (4) Vancouver, B.C. Canada	Director, General Counsel and Secretary (director of the Company since April 30, 2007)	General Counsel and Secretary of the Company.

ROBERT G. DOYLE Vancouver, B.C. Canada	Chief Financial Officer	Chief Financial Officer of the Company since January 2004; and prior thereto Senior Vice President-Mining Finance and Metals Marketing with Standard Bank.

STEVEN BUSBY Vancouver, B.C. Canada	Senior Vice President, Project Development & Technical Services	Senior Vice President, Project Development & Technical Services of the Company since August 2003 and prior thereto Principal of S.L. Busby Consulting.

ANDREW POOLER Vancouver, B.C. Canada	Senior Vice President, Mining Operations	Senior Vice President, Mining Operations of the Company since September 2003 and prior thereto Chief Operating Officer for Colville Tribale Enterprises Corp.

MICHAEL STEINMANN North Vancouver, B.C. Canada	Senior Vice President, Geology & Exploration	Vice President Geology of the Company since March 2004; prior thereto Manager of Geology for Glencore, South American operations and projects.

WAYNE VINCENT Blaine, WA, USA	Controller	Controller of the Company since April 2005, Prior thereto Controller for Coeur D’Alene Mines Corporation.

MARTIN WAFFORN Coquitlam, B.C. Canada	Vice-President Mine Engineering	Vice-President Mine Engineering, and prior thereto Director of Mine Engineering of the Company since February 2004; Prior thereto Manager of Mine-Engineering with Barrick Gold Corporation.

(1)   Member of the Audit Committee

(2)   Member of the Compensation Committee

(3)   Member of the Nominating and Governance Committee

(4)   Member of the Health, Safety and Environment Committee

(5)   Lead Independent Director

The directors of the Company are elected at each annual general meeting to hold office until the next annual general meeting or until their successors are elected or appointed.  The board currently consists of eight directors five of whom, William A. Fleckenstein, Michael Larson, Michael J.J. Maloney, Paul B. Sweeney and John Willson qualify as unrelated directors who are independent of management.  The board has established four committees:  the Audit Committee, the Compensation Committee, the Health, Safety and Environment Committee and the Nominating and Governance Committee.  Detailed information regarding the duties and obligations of the Audit Committee is annexed as Appendix “A” to this Annual Information Form.  The board does not have an Executive Committee.  The composition of the various committees as at December 31, 2007 is set forth in the preceding table.

As at March 27, 2008, the directors and officers of the Company named above as a group exercised control or direction or beneficially owned, directly or indirectly, 5,344,452 common shares of the Company representing 7% of the issued and outstanding common shares of the Company.

Audit Committee

The members of the Audit Committee are Paul B. Sweeney (Chair) Michael J. J. Maloney, and Michael Larson.  The board of directors has determined based on the information provided by each director that all members of the Audit Committee meet the independence requirements set out in Multilateral Instrument 52-110 – Audit Committees, and as defined under the rules and regulations of the Nasdaq Stock Market.  All members of the Audit Committee are financially literate and Paul B. Sweeney, an individual serving on the audit committee of the board of directors, is an audit committee financial expert, as that term is defined in General Instruction B(8)(a) of Form 40-F.

The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liabilities on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

Relevant Education and Experience of Audit Committee Members

The relevant education and experience of each member of the Audit Committee that is relevant to the performance of Audit Committee responsibilities is as follows:

Paul B. Sweeney (Chair) is a member of the Certified General Accountants Association of Canada, and has experience serving on public boards and their audit committees.  He is currently Executive Vice-President – Corporate Development of Plutonic Power Corporation and was formerly the Chief Financial Officer of Canico Resources Corp. from February 2002 to November 2005 and Manhattan Minerals Inc. from December 1999 to May, 2001.  Mr. Sweeney has also held senior officer positions in other companies.

Michael J.J. Maloney holds a Bachelor of Science from the University of California, Berkeley and a J.D. from Hastings College, University of California at San Francisco, and has approximately 40 years experience as an officer of a company.

Michael Larson holds a Bachelor of Arts from Claremont McKenna College and an MBA from the University of Chicago. He has over 25 years of experience in financial analysis and serves as director or officer in several organizations.

External Auditor Service Fees

Audit Fees

The aggregate fees billed by Deloitte & Touche LLP, the Company’s Independent Registered Chartered Accountant for the fiscal years ended December 31, 2006 and 2007 for professional services rendered by Deloitte & Touche LLP for the audit of the Company’s annual financial statements or services that are normally provided by Deloitte & Touche LLP in connection with statutory and regulatory filings or engagements for such years were C$1,168,275 and C$1,331,800, respectively.

Audit-Related Fees

The aggregate fees billed by Deloitte & Touche LLP for the fiscal years ended December 31, 2006 and 2007 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported above as audit fees were NIL and NIL, respectively.

Tax Fees

The aggregate fees billed by Deloitte & Touche LLP for the fiscal years ended December 31, 2006 and 2007 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were NIL and C$13,345, respectively.

All Other Fees

The aggregate fees billed by Deloitte & Touche LLP for the fiscal years ended December 31, 2006 and 2007 for products and services provided by Deloitte & Touche LLP, other than the services reported in the preceding three paragraphs, were NIL and NIL, respectively.

Audit Committee Pre-Approval Policies

Since the enactment of the Sarbanes-Oxley Act of 2002 on July 30, 2002, all audit and non-audit services performed by the external auditor are pre-approved by the Audit Committee.

Conflicts of Interest

Certain officers and directors of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interests in mineral properties.  Such associations may give rise to conflicts of interest from time to time.  However, the directors are required by law to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

EXCEPTIONS FROM NASDAQ CORPORATE GOVERNANCE REQUIREMENTS

Under Rule 4350(a) of the Nasdaq Stock Market Rules (the “Nasdaq Rules”), a foreign private issuer (as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended) may follow its home country practice in lieu of certain of the corporate governance requirements of the Nasdaq Rules.  Pursuant to Rule 4350(a), the Company follows British Columbia practice with respect to quorum requirements in lieu of Nasdaq Rule 4350(f).

Nasdaq Rule 4350(f) requires that the minimum quorum for a shareholder meeting is 33-1/3% of the outstanding common shares, whereas the Company’s articles provide that the minimum quorum for a meeting of the holders of its common shares is two individuals who are shareholders, proxy holders representing shareholders or duly authorized representatives of corporate shareholders personally present and representing shares aggregating not less than 25% of the issued shares of the Company carrying the right to vote at that meeting.  In the event there is only one shareholder, the quorum is one person personally present and being, or representing by proxy, that shareholder, or in the case of a corporate shareholder, a duly authorized representative of that shareholder.   The Company’s quorum requirement complies with the Business Corporations Act (British Columbia), which requires that unless the memorandum or articles otherwise provide, two shareholders entitled to vote at a meeting of shareholders, whether in person or represented by proxy, constitute a quorum.  Furthermore, the rules of the Toronto Stock Exchange, upon which the Company’s common shares are also listed, do not contain specific quorum requirements.

MARKET FOR SECURITIES

The Company’s common shares are listed and posted for trading on the Toronto Stock Exchange (under the symbol PAA) and the Nasdaq stock market (under the symbol PAAS). The majority of trading of Pan American’s common shares takes place on the Nasdaq exchange. The following table outlines the closing share price trading range and volume of shares traded by month in 2007:

Toronto Stock Exchange (C$)

Month	High	Low	Volume

January	$33.60	$27.07	5,939,600
February	$36.94	$32.12	5,359,200
March	$35.46	$30.66	5,282,400
April	$36.71	$31.17	5,349,000
May	$32.16	$28.24	6,711,500
June	$31.26	$27.01	4,950,000
July	$32.60	$27.79	5,558,300
August	$31.06	$22.44	5,449,800
September	$29.62	$26.08	4,230,000
October	$31.55	$27.01	6,035,700
November	$34.87	$30.00	7,638,000
December	$35.10	$29.75	5,883,800

Nasdaq Stock Market (US$)

Month	High	Low	Volume

January	$28.52	$23.01	43,189,200
February	$31.84	$27.34	40,152,000
March	$30.20	$26.00	40,579,000
April	$32.46	$28.09	37,332,000
May	$29.05	$26.21	31,961,000
June	$29.36	$25.01	31,248,000
July	$31.25	$26.24	36,669,900
August	$29.63	$20.80	41,707,000
September	$29.72	$24.61	29,388,000
October	$33.29	$27.03	28,495,200
November	$38.07	$30.90	40,701,000
December	$35.80	$29.54	32,832,100

Source for tabulation of 2007 Monthly Aggregate Data – finance.yahoo.com

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

A description of certain legal proceedings to which the Company is a party appear under the heading “Commitments and Contingencies” in Note 16 to the Company’s consolidated financial statements for the year ended December 31, 2007, which pages are incorporated by reference.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best of the Company’s knowledge, there were no directors or executive officers or any associate or affiliate of a director or executive officer with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Company.

TRANSFER AGENTS AND REGISTRAR

The transfer agent and registrar for the common shares of the Company is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia, and Computershare Trust Company, N. A. at its office in Denver, Colorado, USA.

MATERIAL CONTRACTS

No contracts, other than material contracts entered into in the ordinary course of business, that are material to the Company were entered into during the most recently completed financial year.

INTERESTS OF EXPERTS

Deloitte & Touche LLP, independent registered chartered accountants, prepared the Report of Independent Registered Chartered Accountants in respect of our audited consolidated financial statements and the Report of Independent Registered Chartered Accountants in respect of internal control over financial reporting.

The qualified persons as defined by NI 43-101 who have prepared or supervised the preparation of the Company’s mineral reserve and mineral resource estimates as at December 31, 2007 and disclosed in this Annual Information Form are Michael Steinmann, Senior Vice President, Geology and Exploration of Pan American and Martin Wafforn, Vice President, Mine Engineering of Pan American who are both employees of the Company.

Deloitte & Touche LLP, Donald F. Earnest, P. Geol. – President of Resource Evaluation Inc., Andrew Sharp, AusIMM, Michael Steinmann, P. Geo. and Martin Wafforn, P. Eng. are companies or persons who have prepared or certified a statement, report or valuation described in this Annual Information Form relating to the Company’s mineral properties.

No person or company named or referred to under this Item beneficially owns, directly or indirectly, 1% or more of any class of the Corporation’s outstanding securities.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, is contained in the Company’s Information Circular for the most recent annual meeting of shareholders.  Additional financial information is also provided in the Company’s Audited Consolidated Financial Statements for the years ended December 31, 2007 and 2006, and Management Discussion and Analysis contained in the Company’s 2007 Annual Report.  Additional information relating to the Company may be found on SEDAR at www.sedar.com.

GLOSSARY OF TERMS

“adit” - a horizontal or nearly horizontal passage driven from the surface for the working of a mine.

“adularia” - a very low-temperature monoclinic potassium feldspar.

“andesite” - a dark-coloured, fine-grained extrusive rock that, when porphyritic, contains phenocrysts composed primarily of zoned sodic plagioclase (esp. andesine) and one or more of the mafic minerals (e.g. biotite, horneblend, pyroxene), with a ground-mass composed generally of the same minerals as the phenocrysts;  the extrusive equivalent of diorite.

“argillic” - pertaining to clay or clay minerals, e.g. in “argillic alternation” in which certain minerals are converted to minerals of the clay group.

“arroyo” - a term applied in the arid and semi-arid southwestern U.S. to a small deep flat-floored channel or gully of an ephemeral or intermittent stream.  It is usually dry and has steep or vertical banks of unconsolidated material.

“AVR” – acidification, volatilization and neutralization circuit, used to recover cyanide from barren solution resulting from the electrowinning process.

“basalt” - a dark-coloured igneous rock, commonly extrusive, composed primarily of calcic plagioclase and pyroxene.

“berm” - the space left between the upper edge of a cut and the toe of an embankment.

“breccia”, “brecciation” - rock broken up by geological forces.

“calcareous” - containing calcium carbonate.  When applied to a rock name, it implies that as much as 50% of the rock is calcium carbonate.

“chalcopyrite” - a bright brass-yellow tetragonal mineral; generally found massive and constitutes the most important ore of copper.

“chert” - a hard, dense, dull to semivitreous, microcrystalline or cryptocrystalline sedimentary rock, consisting dominantly of interlocking crystals of quartz less than about 30mu m in diameter; it may contain amorphous silica (opal).  It sometimes contains impurities such as calcite, iron oxide, and the remains of siliceous and other organisms.  Chert occurs principally as nodular or concretionary nodules in limestone and dolomites, and less commonly as layered deposits (bedded chert).

“conglomerate” - a coarse-grained clastic sedimentary rock, composed of rounded to sub-angular fragments larger than 2mm in diameter (granules, pebbles, cobbles, boulders) set in fine-grained matrix of sand or silt and commonly cemented by calcium carbonate, iron oxide, silica or hardened clay.

“cut-and-fill” - a method of stoping in which ore is removed in slices, or lifts, following which the excavation is filled with rock or other waste material known as back fill, before the subsequent slice is mined.  The back fill supports the walls of the stope.

“dacite” - a fine-grained extrusive rock with the same general composition as andesite, but having less calcic plagioclase and more quartz.

“diamond drill” - a type of rotary drill in which the cutting is done by abrasion rather than by percussion.  The drill cuts a core of rock which is recovered in long cylindrical sections.

“doré” - unrefined gold and silver in bullion form.

“drift” - a horizontal passage underground that follows along the length of a vein or rock formation.

“enargite” - a grayish-black or iron-black orthorhombic mineral.  It is an important ore of copper.

“epidote” - a basic silicate of aluminium, calcium and iron .

“epithermal” - formed by low-temperature (100 - 200° C.) hydrothermal processes.

“fault” - a fracture in a rock where there has been displacement of the two sides.

“feldspar” - a prominent group of rock-forming silicate minerals.

“fracture” - breaks in a rock, usually due to intensive folding or faulting.

“galena” - the most important ore of lead, found in hydro-thermal veins and as a replacement mineral.

“gangue” - that part of an ore deposit from which a metal or metals is not extracted.

“gneiss” - a foliated rock formed by regional metamorphism, in which bands or lenticles of granular minerals alternate with bands or lenticles in which minerals having flaky or elongated prismatic habits predominate.

“granodioritic” - similar to granitic, except that graphic texture does not seem to occur, and a lower percentage of silicon, and a higher calcium and magnesium content is present.

“indicated mineral resource” - mineral resources for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred mineral resource” - mineral resources for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological grade and continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“lacustrine” - pertaining to, produced by, or inhabiting a lake or lakes.

“loop” - a pattern of field observations that begin and end at the same point with a number of intervening observations.

“manto” - a blanket-like replacement of rock (commonly limestone) by ore.  In some districts, the term has been modified to designate a pipe-shaped deposit confined within a single stratigraphic horizon.

“marls” - a variety of materials, most of which occur as loose, earthy deposits consisting chiefly of an intimate mixture of clay and calcium carbonate.

“measured mineral resource” – the  part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“mineral reserve”  – the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“mineralization” or “resources” or “mineral resources” – is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

“monzonite” - a granular plutonic rock containing approximately equal amounts of orthoclase and plagioclase, and thus intermediate between syenite and diorite.  Quartz is minor or absent.

“muck” - ore or rock that has been broken by blasting.

“open pit” - a surface working open to daylight, such as a quarry.

“ore shoot” - a pipelike, ribbonlike or chimneylike mass of ore within a deposit (usually a vein), representing the more valuable part of a deposit.

“orogeny” - a period of mountain building.

“pearceite” - a monoclinic mineral Ag16As2S11, having copper as an apparent necessary minor component which is metallic black, brittle and occurs in low-to moderate-temperature silver and base-metal ores.

“pinch” - a compression of the walls of a vein, or the roof and floor of a coal bed, which more or less completely displaces the ore or coal.

“polybasite” - a monoclinic mineral (Ag,Cu)16Sb2S11 that is soft, metallic and grey to black occurring in low-temperature veins.  A source of silver.

“porphyry” - an igneous rock of any composition that contains conspicuous phenocrysts in a fine-grained ground mass.

“probable mineral reserve”  -  is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“proustite” - a triangle mineral, Ag3AsS3, with rhombohedral cleavage that is soft, ruby red and occurs in low temperature or secondary enrichment veins.  A minor source of silver.

“proven mineral reserve” -  is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

“pyrite” - a mineral containing iron sulphide.

“pyroclastic” - rock formed by the mechanical combination of volcanic fragments.

“pyrrhotite” - a monoclinic and hexagonal mineral, FeS, invariably deficient in iron, variably ferrimaganetic, which is metallic, bronze yellow with iridescent tarnish and occurs in mafic igneous rocks, contact metamorphic deposits, high temperature veins and granite pegmatites.

“qualified person” - is an individual who is an engineer or geoscientist with at least five years experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; and has experience relevant to the subject matter of the mineral project; and who is a member in good standing of a recognized self-regulatory organization of engineers or geoscientists.

“raise” - a vertical or inclined underground working that has been excavated from the bottom upward.

“resuing” - a method of stoping wherein the wall rock on one side of the vein has been blasted after the ore itself is broken, with the waste rock used as fill.  Resuing is employed on narrow veins and permits a recovery with a minimum of dilution.

“rhodochrosite” - a hexagonal carbonate mineral, found in lead and silver-lead ore veins and in metasomatic deposits.

“schist” - a strongly foliated crystalline rock formed by dynamic metamorphism, that can be readily split into thin flakes or slabs due to the well developed parallelism of more than 50% of the minerals present, particularly those of lamellar or elongate prismatic habit (e.g., mica and hornblende).

“shrinkage stoping” - a method of stoping which utilizes part of the broken ore as a working platform and as support for the walls.

“silicified” - a rock altered by a silica hydrothermal solution.

“skarn” - rocks composed nearly entirely of lime-bearing silicates and derived from nearly pure limestones and dolomites in which large amounts of silicon, aluminium, iron and magnesium has been introduced.

“sphalerite” - the main zinc ore, found in metasomatic deposits with galena, in hydro-thermal vein deposits, and in replacement deposits.

“split” - a coal seam that is separated from the main seam by a thick parting of other sedimentary rock.

“stope” - an excavation in a mine from which ore is being or has been extracted.

“strike” - the course or bearing of a layer of rock.

“stripping ratio” - the ratio of waste material to ore experienced in mining an ore body by open pit.

“supergene” - said of a mineral deposit or enrichment formed near the surface, commonly by descending solutions; also, said of the solutions and of that environment.

“swell” - an enlarged place in an orebody, as opposed to a pinch.

“tailings” - material rejected from a mill after recoverable valuable minerals have been extracted.

“tennantite” - a blackish lead-gray isometric mineral.  It is isomorphous with tetrahedrite, and sometimes contains zinc, silver, or cobalt replacing part of the copper.  It is an important ore of copper.

“tetrahedrite” - a metallic isometric mineral.  It is isomorphous with tennantite, and often contains silver or other metals replacing part of the copper.  Tetrahedrite is an important ore of copper and sometimes an ore of silver.

“trachytes” - fine-grained, alkali, intermediate igneous rocks.

“tuff” - a general term for all consolidated pyroclastic rocks.  Adj:  tuffaceous.

“tuffs” - upon consolidation, the general name for the material derived from solid volcanic material which has been blown into the atmosphere by explosive activity.

“vein” - an epigenetic mineral filling of a fault or other fracture, in tabular or sheetlike form, often with associated replacement of the host rock; a mineral deposit of this form and origin.

APPENDIX “A”

PAN AMERICAN SILVER CORP.

(the “Company”)

AUDIT COMMITTEE CHARTER

MISSION

Senior management of Pan American Silver Corp. (the “Company”), as overseen by its Board of Directors (the “Board”), has primary responsibility for the Company’s financial reporting, accounting systems and internal controls.  The Audit Committee (the “Committee”) is a standing committee of the Board established for the purposes of: (i) overseeing the integrity of the Company’s financial statements and accounting processes of the Company; and (ii) overseeing the external auditor’s qualifications and independence. The external auditors of the Company will report directly to the Committee.

COMPOSITION AND MEETINGS

1.     The Committee shall be composed of at least three independent directors.(2)

2.     All members of the Committee shall, to the satisfaction of the Board, be Financially Literate and at least one member will be a Committee Financial Expert (“Financially Literate” and “Committee Financial Expert” are defined in the Definitions section of this Charter).

3.     The members of the Committee shall be appointed by the Board, based on the recommendation of the Nominating and Governance Committee, to serve one year terms and are permitted to serve an unlimited number of consecutive terms.

4.     The Committee shall appoint a chair (the “Chair”) from among its members who shall be an unrelated director.

5.     The Committee will make every effort to meet at least four times per year and each member is entitled to request that an additional meeting be called, which will be held within one week of the request for such meeting. A quorum at meetings of the Committee shall be two members.

6.     The external auditor may request the Chair to call a meeting of the Committee to consider any matter that the auditor believes should be brought to the attention of the directors or the shareholders of the Company.

7.     The Committee will make every effort to ensure that minutes of the Committee meetings be distributed to all members of the Committee with copies to the chief financial officer and the external auditor.

(2)   In order to be considered “independent”, the following applies:

(a)   Pursuant to the Canadian Securities Administrators’ Multilateral Instrument 52-110 “Audit Committees”, a member of the Committee must not have a direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

(b)   Pursuant to United States securities laws, a member of the Committee may not accept directly or indirectly any consulting, advisory, or other compensatory fee from the Company or any of its subsidiaries; nor be an affiliated person, as such term is defined in Rule 10A-3 of the Securities and Exchange Act of 1934, of the Company or any of its subsidiaries.

RESPONSIBILITIES

Charter.

The Committee will review this Charter periodically, but at least once per annum, and recommend to the Board any necessary amendments.

Financial Information

The Committee will review and discuss with the external auditors:

1.     the audited annual financial statements, and recommend to the Board they be approved for inclusion in the Company’s annual report;

2.     interim financial statements, and the notes related thereto, and recommend to the Board they be approved for inclusion in the Company’s quarterly financial release;

3.     other financial information included in the Company’s annual report;

4.     quarterly and annual Management Discussion and Analysis;

5.     the annual and interim earnings press releases before the Company publicly discloses the information contained therein;

6.     any press release to be publicly disseminated which contains material information of a financial nature; and

7.     the Annual Information Form.

External Auditors

1.     The Committee will recommend to the Board the external auditor to be nominated for appointment by shareholders at each annual general meeting of the Company.

2.     The Committee will review the performance of the external auditor and, where appropriate, recommend to the Board the removal of the external auditor.

3.     The Committee will confirm the independence and effectiveness of the external auditor, which will require receipt from the external auditor of a formal written statement delineating all relationships between the auditor and the Company and any other factors that might affect the independence of the auditor.

4.     The external Auditor will report directly to the Audit Committee.

5.     The Committee will oversee the work of the external auditor generally, and review and report to the Board on the planning and results of external audit work, including:

(a)   the external auditor’s engagement letter or other reports of the auditor;

(b)   the reasonableness of the estimated fees and other compensation to be paid to the external auditor;

(c)   the form and content of the quarterly and annual audit report, which should include, inter alia:

(i)	a summary of the Company’s internal controls and procedures;

(ii)	any material issues raised in the most recent meeting of the Committee;

(d)   any other related audit, review or attestation services performed for the Company by the external auditors; and

(e)   an assessment of the external auditor’s performance.

6.     The Committee will actively engage in dialogue with the external auditor with respect to any disclosed relationships or services that may affect the independence and objectivity of the external auditor and take, or recommend the Board take, appropriate actions to oversee the independence of the external auditor.

7.     The Committee will review and pre-approve all non-audit services provided to the Company or its subsidiaries by the external auditor prior to the commencement of such services. Pre-approval of non-audit services will be satisfied only if the requirements as set out in National Instrument 52-110 “Audit Committees” are satisfied.

8.     The Committee will monitor the relationship between management and the external auditor and resolve any disagreements between them regarding financial reporting.

Accounting System and Internal Controls

The Committee will:

1.     Obtain reasonable assurance from discussions with (and/or reports from) management, and reports from external and internal auditors that the Company’s financial and accounting systems are reliable and that the prescribed internal controls are operating effectively.

2.     In consultation with the external auditor and the Disclosure Committee of the Board, review the integrity of the Company’s financial reporting process and the internal control structure.

3.     Review the acceptability of the Company’s accounting principles and direct the auditors’ examinations to particular areas of question or concern, as required.

4.     Request the auditors to undertake special examinations (e.g., review compliance with conflict of interest policies).

5.     Together with management, review control weaknesses identified by the external and internal auditors.

6.     Review the appointments of the chief financial officer and key financial executives.

Internal Audit

The Committee will:

1.     Review activities, organization structure and qualifications of the internal audit function.

2.     Review the resources, budget, reporting relationships and planned activities of the internal audit function.

3.     Review internal audit findings and determine that they are being properly followed up.

4.     Annually review and recommend changes, if any, to the internal audit procedures.

5.     Review with the Company’s legal counsel any legal matter that could have a significant impact on the Company’s financial statements.

Ethical and Legal Responsibilities

1.     The Committee will review and monitor the Company’s compliance with applicable legal and regulatory requirements, particularly those related to financial reporting and disclosure.

2.     The Committee will review all related-party transactions.

Complaints

The Committee will establish procedures for:

1.     the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

2.     the confidential, anonymous submission by employees of the Company and its subsidiaries of similar concerns.

AUTHORITY

1.     The Committee shall have the authority to:

(a)   engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)   set and pay the compensation for any advisors employed by the Committee; and

(c)   communicate directly with the internal and external auditors.

2.     The Committee shall have the power, authority and discretion delegated to it by the Board which shall not include the power to change the membership of or fill vacancies in the Committee.

3.     A resolution approved in writing by the members of the Committee shall be valid and effective as if it had been passed at a duly called meeting.  Such resolution shall be filed with the minutes of the proceedings of the Committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

4.     The Board shall have the power at any time to revoke or override the authority given to or acts done by the Committee except as to acts done before such revocation or act of overriding and to terminate the appointment or change the membership of the Committee or fill vacancies in it as it shall see fit.

5.     The Committee shall have unrestricted and unfettered access to all Company personnel and documents and shall be provided with the resources necessary to carry out its responsibilities.

DEFINITIONS

Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised in the Company’s financial statements.

“Committee Financial Expert” means a person who has the following attributes:

(a)   an understanding of generally accepted accounting principles and financial statements;

(b)   the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)   experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and level of complexity of issues that can reasonably be expected to be raised in the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)   an understanding of internal controls and procedures for financial reporting; and

(e)   an understanding of audit committee functions;

acquired through any one or more of the following:

(i)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(ii)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; or

(iii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or other relevant experience.